                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-61645

PROSPECTUS
                                  $115,000,000

                                 [INFOUSA LOGO]

     OFFER TO EXCHANGE NEW 9 1/2% SENIOR SUBORDINATED NOTES DUE 2008 WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT FOR ALL OUTSTANDING 9 1/2% SENIOR SUBORDINATED NOTES DUE 2008.

     THE NEW 9 1/2% SENIOR SUBORDINATED NOTES DUE 2008 WILL BE EFFECTIVELY SUBORDINATE TO ALL OTHER OUTSTANDING INDEBTEDNESS OF INFOUSA INC. AND, EXCEPT FOR THE NEW CREDIT FACILITY (AS DEFINED BELOW), INFOUSA INC. HAS NOT ISSUED AND HAS NO CURRENT PLANS, ARRANGEMENTS OR AGREEMENTS TO ISSUE ANY ADDITIONAL INDEBTEDNESS TO WHICH THE NEW 9 1/2% SENIOR SUBORDINATED NOTES COULD BE JUNIOR, PARI PASSU, OR SENIOR.

     THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M. NEW YORK CITY TIME ON JANUARY 21, 1999, UNLESS EXTENDED. THERE WILL BE NO EXTENSION OF THE EXCHANGE OFFER BEYOND 5:00 P.M. NEW YORK CITY TIME ON FEBRUARY 20, 1999.

     infoUSA Inc., formerly known as American Business Information, Inc. (the "Company"), hereby offers upon the terms and subject to the conditions set forth in this Prospectus (the "Prospectus") and the accompanying Letter of Transmittal (the "Letter of Transmittal") (the offering pursuant to the Prospectus together with the Letter of Transmittal herein the "Exchange Offer") to exchange up to an aggregate principal amount of $115,000,000 of its New 9 1/2% Senior Subordinated Notes due 2008 (the "New Notes") for up to an aggregate principal amount of $115,000,000 of the Company's outstanding 9 1/2% Senior Subordinated Notes due 2008 (the "Existing Notes"). The terms of the New Notes are substantially identical in all material respects to those of the Existing Notes, except that the New Notes (i) will have been registered under the Securities Act of 1933, as amended (the "Securities Act"), and therefore will not be subject to certain restrictions on transfer applicable to the Existing Notes, and (ii) will not be entitled to registration or other rights under the Registration Rights Agreement (as defined), including the provision in the Registration Rights Agreement for payment of Additional Interest (as defined in the Registration Rights Agreement) upon failure by the Company to consummate the Exchange Offer or the occurrence of certain other events. See "Description of Notes." The New Notes will be issued pursuant to, and the Holders thereof (the "New Holders") will be entitled to the benefit of, the Indenture (as defined below) governing the Existing Notes. In the event that the Exchange Offer is consummated, any Existing Notes which remain outstanding after consummation of the Exchange Offer will vote together as a single class with the New Notes issued in the Exchange Offer for purposes of determining whether Holders of the requisite percentage in outstanding
                                                     Continued on following page

     This Prospectus and the Letter of Transmittal are first being sent to Existing Holders on or about December 22, 1998.
                            ------------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS WHICH EXISTING HOLDERS SHOULD CONSIDER IN CONNECTION WITH THE EXCHANGE OFFER.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR THE LETTER OF TRANSMITTAL. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

December 17, 1998

(Continuation of cover page)

principal amount of Notes (as defined below) have taken certain actions or exercised certain rights under the Indenture. See "Description of Notes" and "The Exchange Offer." Holders of Existing Notes are referred to herein as "Existing Holders," and Existing Holders together with New Holders are referred to herein collectively as "Holders." The New Notes together with the Existing Notes are referred to herein collectively as the "Notes." The Indenture dated as of June 18, 1998 between the Company and State Street Bank and Trust Company of California, N.A., as Trustee (the "Trustee"), is hereinafter referred to as the "Indenture." Unless otherwise indicated or defined herein, capitalized terms followed by the parenthetical remark "(as defined)" shall have the meanings given to them in the Indenture.

     Interest on the Notes will accrue from their date of original issuance (the "Issue Date") and will be payable semi-annually in arrears on June 15 and December 15 of each year, commencing on December 15, 1998, at the rate of 9 1/2% per annum. The Notes will be redeemable, in whole or in part, at the option of the Company, on or after June 15, 2003, at the redemption prices set forth herein, plus accrued interest to the date of redemption. In addition, at any time on or prior to June 15, 2001, the Company, at its option, may redeem up to 35% of the aggregate principal amount of the Notes originally issued with the net cash proceeds of one or more Equity Offerings (as defined), at the redemption price equal to 109.500% of the principal amount thereof, plus accrued interest to the date of redemption; provided, that at least 65% of the aggregate principal amount of the Notes originally issued plus any additional senior subordinated notes issued after the Issue Date remains outstanding immediately following such redemption.

     The Notes will be general unsecured senior subordinated obligations of the Company, will rank junior in right of payment to any Senior Debt (as defined) of the Company and will be effectively subordinated to all indebtedness and other obligations of the Company's subsidiaries. The Notes will rank pari passu in right of payment with any other senior subordinated obligations of the Company and senior in right of payment to all existing and future subordinated indebtedness of the Company. As of September 30, 1998, the Company had approximately $13.6 million of Senior Debt outstanding and the Company's subsidiaries would have had no outstanding liabilities, other than trade payables, which would have been effectively senior to the Notes. The Company has no other indebtedness junior to, pari passu with, or senior to, the Notes and has no current plans, arrangements or agreements to issue indebtedness junior to, pari passu with, or senior to, the Notes.

     Upon a Change of Control (as defined) each holder of Notes will have the right to require the Company to repurchase such holder's Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the repurchase date. In addition, the Company will be obligated to offer to repurchase the Notes at 100% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase in the event of certain Asset Sales (as defined). See "Description of Notes -- Offer to Purchase upon Change of Control." If a Change of Control were to occur, there can be no assurance that the Company would be able to repurchase any of the Notes tendered for repurchase. See "Risk Factors -- Change of Control."

     On June 18, 1998, the Company issued $115.0 million in aggregate principal amount of Existing Notes. The Existing Notes were issued pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. The New Notes are being offered under this Prospectus, which is part of a registration statement of the Company on Form S-4 (the "Exchange Offer Registration Statement", which term shall encompass all amendments, exhibits, annexes and schedules thereto), in order to satisfy certain obligations of the Company under the Registration Rights Agreement. Once the Exchange Offer is consummated, the Company generally will have no further obligations to register any of the Existing Notes not tendered by Existing Holders for exchange. See "Risk Factors -- Consequences of Failure to Exchange."

     The New Notes generally will be issued in the form of Global Securities (as defined) which will be deposited with, or on behalf of, the Depositary (as defined) and registered in its name or in the name of a nominee of the Depositary. Beneficial interests in the Global Securities representing the New Notes will be shown on, and transfers thereof will be effected through, records maintained by the Depositary. See "Book-Entry; Delivery and Form."

(Continuation of cover page)
     The Company will accept for exchange any and all Existing Notes which are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City time, on January 21, 1999 (30 days after this Prospectus was sent to Existing Holders), unless extended by the Company in its sole discretion (the "Expiration Date"). The Company will not extend the Expiration Date beyond 5:00 p.m., New York City time, on February 20, 1999 (60 days after this Prospectus was sent to Existing Holders). Tenders of Existing Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. In the event the Company terminates the Exchange Offer and does not accept for exchange any Existing Notes with respect to the Exchange Offer, the Company will promptly return the Existing Notes to the Holders thereof. The Exchange Offer is not conditioned upon any minimum principal amount of Existing Notes being tendered for exchange, but is subject to certain events and conditions that may be waived by the Company and to the terms and provisions of the Registration Rights Agreement. The Existing Notes may be tendered in whole or in part solely in integral multiples of $1,000.

     The Company is making the Exchange Offer in reliance on the position of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") as set forth in the Staff's Exxon Capital Holdings Corporation no-action letter (available May 13, 1988) (the "Exxon Capital No-Action Letter"), Morgan Stanley & Co. Incorporated no-action letter (available June 5, 1991) (the "Morgan Stanley No-Action Letter"), Shearman & Sterling no-action letter (available July 2, 1993) (the "Shearman & Sterling No-Action Letter"), and other interpretive letters addressed to third parties in other transactions. However, the Company has not sought its own interpretive letter addressing such matters and there can be no assurance that the Staff would make a similar determination with respect to the Exchange Offer as it has in such interpretive letters to third parties. Based on these interpretations by the Staff, and subject to the two immediately following sentences, the Company believes that New Notes issued pursuant to this Exchange Offer in exchange for Existing Notes may be offered for resale, resold and otherwise transferred by a Holder thereof (other than a Holder who is a broker-dealer) without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such New Notes are acquired in the ordinary course of such Holder's business and that such Holder is not participating, and has no arrangement or understanding with any person to participate, in a distribution (within the meaning of the Securities Act) of such New Notes. However, any Holder of Existing Notes who (i) is an "affiliate" of the Company (within the meaning of Rule 405 under the Securities Act), (ii) does not acquire such New Notes in the ordinary course of its business, (iii) intends to participate in the Exchange Offer for the purpose of distributing New Notes, or (iv) is a broker-dealer who purchased such Existing Notes directly from the Company, (a) will not be able to rely on the interpretations of the Staff set forth in the above-mentioned interpretive letters, (b) will not be permitted or entitled to tender such Existing Notes in the Exchange Offer, and (c) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or other transfer of such Existing Notes unless such sale is made pursuant to an exemption from such requirements. In addition, as described below, if any broker-dealer holds Existing Notes acquired for its own account as a result of market-making or other trading activities and exchanges such Existing Notes for New Notes in the Exchange Offer (an "Exchanging Dealer"), then such Exchanging Dealer may be deemed a statutory "underwriter" within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such New Notes.

     Each Holder of Existing Notes who wishes to exchange Existing Notes for New Notes in the Exchange Offer will be required to represent that (i) it is not an affiliate of the Company, (ii) any New Notes to be received by it are being acquired in the ordinary course of its business, (iii) it has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of such New Notes, and (iv) it is not engaged in, and does not intend to engage in, a distribution of the New Notes. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it acquired the Existing Notes for its own account as a result of market-making activities or other trading activities (and not directly from the Company) and must agree that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, such an Exchanging Dealer will

(Continuation of cover page)
not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. Based on the position taken by the Staff in the interpretive letters referred to above, the Company believes that Exchanging Dealers may fulfill their prospectus delivery requirements with respect to the New Notes received upon exchange of such Existing Notes with a prospectus meeting the requirements of the Securities Act, which may be the prospectus prepared for an exchange offer so long as it contains a description of the plan of distribution with respect to the resale of such New Notes. Accordingly, this Prospectus, as it may be amended or supplemented from time to time, may be used by an Exchanging Dealer during the period referred to below in connection with resales of New Notes received in exchange for Existing Notes where such Existing Notes were acquired by such Exchanging Dealer for its own account as a result of market making or other trading activities. Subject to certain provisions set forth in the Registration Rights Agreement, the Company has agreed that this Prospectus, as it may be amended or supplemented from time to time, may be used by an Exchanging Dealer in connection with resales of such New Notes for a period of 180 days following effectiveness of the Exchange Offer Registration Statement. See "Plan of Distribution." Any Exchanging Dealer who is an affiliate of the Company may not rely on such interpretive letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. See "The Exchange Offer -- Resales of New Notes."

     In that regard, each Exchanging Dealer who surrenders Existing Notes pursuant to the Exchange Offer will be deemed to have agreed, by execution of the Letter of Transmittal, that, upon receipt of notice from the Company of the occurrence of any event or the discovery of any fact which makes any statement contained or incorporated by reference in this Prospectus untrue in any material respect or which causes this Prospectus to omit to state a material fact necessary in order to make the statements contained or incorporated by reference herein, in light of the circumstances under which they were made, not misleading, or of the occurrence of certain other events specified in the Registration Rights Agreement, such Exchanging Dealer will suspend the sale of New Notes pursuant to this Prospectus until the Company has amended or supplemented this Prospectus to correct such misstatement or omission and has furnished copies of the amended or supplemented Prospectus to such Exchanging Dealer or the Company has given notice that the sale of the New Notes may be resumed, as the case may be.

     The New Notes will be a new issue of securities for which there currently is no market. Although the Initial Purchasers have informed the Company that they currently intend to make a market in the New Notes, they are not obligated to do so, and any such market making may be discontinued at any time without notice. As the Existing Notes were issued, and the New Notes are being issued, to a limited number of institutions who typically hold similar securities for investment, the Company does not expect that an active public market for the New Notes will develop. Accordingly, there can be no assurance as to the development, liquidity or maintenance of any market for the New Notes. The Company does not currently intend to apply for listing of the New Notes on any securities exchange or for quotation through the Nasdaq Stock Market.

     Any Existing Notes not tendered and accepted in the Exchange Offer will remain outstanding and will be entitled to all the same rights and will be subject to the same limitations applicable thereto under the Indenture (except for those rights which terminate upon consummation of the Exchange Offer). Following consummation of the Exchange Offer, the Holders of Existing Notes will continue to be subject to the existing restrictions upon transfer thereof and the Company will have no further obligation to such Existing Holders (except for limited instances involving the Initial Purchasers and Existing Holders that are not eligible to participate in the Exchange Offer) to provide for registration under the Securities Act of the Existing Notes held by them. To the extent that Existing Notes are tendered and accepted in the Exchange Offer, an Existing Holder's ability to sell untendered Existing Notes could be adversely affected. See "Risk Factors -- Consequences of Failure to Exchange."

     Each New Note will bear interest from the most recent date to which interest has been paid or duly provided for on the Existing Note surrendered in exchange for such New Note or, if no such interest has been paid or duly provided for on such Existing Note, from June 18, 1998. Holders of the Existing Notes whose Existing Notes are accepted for exchange will not receive accrued interest on such Existing Notes for any

(Continuation of cover page)
period from and after the last Interest Payment Date to which interest has been paid or duly provided for on such Existing Notes prior to the original issue date of the New Notes or, if no such interest has been paid or duly provided for, will not receive any accrued interest on such Existing Notes, and will be deemed to have waived the right to receive any interest on such Existing Notes accrued from and after such Interest Payment Date or, if no such interest has been paid or duly provided for, from and after June 18, 1998.

     The Company will not receive any cash proceeds from the issuance of the New Notes offered hereby. The Company has agreed to pay all required expenses of the Exchange Offer. See "The Exchange Offer -- Fees and Expenses." No dealer-manager is being used in connection with this Exchange Offer. See "Use of Proceeds" and "Plan of Distribution."

     THIS PROSPECTUS AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION. HOLDERS OF EXISTING NOTES ARE URGED TO READ THIS PROSPECTUS AND THE RELATED LETTER OF TRANSMITTAL CAREFULLY BEFORE DECIDING WHETHER TO TENDER THEIR EXISTING NOTES PURSUANT TO THE EXCHANGE OFFER.

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE NEW NOTES, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY OF THE NEW NOTES TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

     UNTIL AND INCLUDING MARCH 22, 1999 (90 DAYS AFTER THIS PROSPECTUS WAS SENT TO EXISTING HOLDERS), ALL DEALERS EFFECTING TRANSACTIONS IN THE NEW NOTES, WHETHER OR NOT PARTICIPATING IN THE EXCHANGE OFFER, MAY BE REQUIRED TO DELIVER A PROSPECTUS IN CONNECTION WITH SUCH TRANSACTION.

     EACH PROSPECTIVE PURCHASER OF THE NEW NOTES MUST COMPLY WITH ALL LAWS AND REGULATIONS APPLICABLE TO IT AND IN FORCE IN ANY JURISDICTION IN WHICH IT PURCHASES, OFFERS OR SELLS THE NEW NOTES OR POSSESSES OR DISTRIBUTES THIS PROSPECTUS AND MUST OBTAIN ANY CONSENT, APPROVAL OR PERMISSION REQUIRED TO BE OBTAINED BY IT FOR THE PURCHASE, OFFER OR SALE BY IT OF THE NEW NOTES UNDER THE LAWS AND REGULATIONS APPLICABLE TO IT AND IN FORCE IN ANY JURISDICTION TO WHICH IT IS SUBJECT OR IN WHICH IT MAKES SUCH PURCHASES, OFFERS OR SALES, AND THE COMPANY SHALL NOT HAVE ANY RESPONSIBILITY THEREFOR.

     THE FEDERAL SECURITIES LAWS PROHIBIT TRADING IN SECURITIES OF THE COMPANY WHILE IN POSSESSION OF MATERIAL NONPUBLIC INFORMATION WITH RESPECT THERETO.

     ALL INQUIRIES RELATING TO THIS PROSPECTUS AND THE REGISTRATION CONTEMPLATED HEREIN SHOULD BE DIRECTED TO THE INITIAL PURCHASERS.

     THIS PROSPECTUS CONTAINS SUMMARIES INTENDED TO BE ACCURATE WITH RESPECT TO CERTAIN TERMS OF CERTAIN DOCUMENTS, BUT REFERENCE IS MADE TO THE ACTUAL DOCUMENTS, CERTAIN OF WHICH ARE SET FORTH IN THE COMPANY'S FILINGS WITH THE COMMISSION, SPECIFICALLY DESCRIBING THE TERMS OF THE NOTES OR

(Continuation of cover page)
WILL BE MADE AVAILABLE TO PROSPECTIVE INVESTORS UPON REQUEST TO THE COMPANY OR THE INITIAL PURCHASERS, FOR COMPLETE INFORMATION WITH RESPECT THERETO, AND ALL SUCH SUMMARIES ARE QUALIFIED IN THEIR ENTIRETY BY SUCH REFERENCE.

     THE INFORMATION CONTAINED IN THIS PROSPECTUS WAS OBTAINED FROM THE COMPANY AND OTHER SOURCES, BUT NO ASSURANCE CAN BE GIVEN AS TO THE ACCURACY OR COMPLETENESS OF SUCH INFORMATION. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING INCLUDING THE MERITS AND RISKS INVOLVED. THE CONTENTS OF THIS PROSPECTUS ARE NOT TO BE CONSTRUED AS LEGAL, BUSINESS OR TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN ATTORNEY, BUSINESS ADVISOR AND TAX ADVISOR AS TO LEGAL, BUSINESS OR TAX ADVICE.

     MARKET DATA USED THROUGHOUT THIS PROSPECTUS WERE OBTAINED FROM INTERNAL COMPANY SURVEYS, CONSULTANTS' REPORTS AND INDUSTRY PUBLICATIONS. CONSULTANTS' REPORTS AND INDUSTRY PUBLICATIONS GENERALLY STATE THAT THE INFORMATION CONTAINED THEREIN HAS BEEN OBTAINED FROM SOURCES BELIEVED TO BE RELIABLE, BUT THAT THE ACCURACY AND COMPLETENESS OF SUCH INFORMATION IS NOT GUARANTEED. THE COMPANY HAS NOT INDEPENDENTLY VERIFIED THIS MARKET DATA. SIMILARLY, INTERNAL COMPANY SURVEYS, WHILE BELIEVED BY THE COMPANY TO BE RELIABLE, HAVE NOT BEEN VERIFIED BY ANY INDEPENDENT SOURCES.

                           FORWARD-LOOKING STATEMENTS

     THIS PROSPECTUS INCLUDES "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE U.S. SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACTS INCLUDED IN THIS OFFERING MEMORANDUM, INCLUDING WITHOUT LIMITATION, CERTAIN STATEMENTS UNDER THE "OFFERING MEMORANDUM SUMMARY," "THE COMPANY," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS" AND LOCATED ELSEWHERE HEREIN REGARDING THE COMPANY'S FINANCIAL POSITION AND BUSINESS STRATEGY, MAY CONSTITUTE FORWARD-LOOKING STATEMENTS. IN ADDITION, FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY", "WILL", "EXPECT", "INTEND", "ESTIMATE", "ANTICIPATE", "BELIEVE", OR "CONTINUE" OR THE NEGATIVE THEREOF OR VARIATIONS THEREON OR SIMILAR TERMINOLOGY. ALTHOUGH THE COMPANY BELIEVES THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, IT CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE COMPANY'S EXPECTATIONS ("CAUTIONARY STATEMENTS") ARE DISCLOSED IN THIS PROSPECTUS, INCLUDING WITHOUT LIMITATION IN CONJUNCTION WITH THE FORWARD-LOOKING STATEMENTS INCLUDED IN THIS PROSPECTUS AND UNDER "RISK FACTORS." ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE COMPANY OR PERSONS ACTING ON ITS BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS.
                            ------------------------

     American Big Business Directory(R), American Manufacturer's Directory(R), Credit Reference Directory(R), Database America(R), Directory Assistance Plus(R), infoUSA Inc.(R), MarketZone(R), PowerFinder(R), PowerFinder Pro(R), Pro CD, Inc.(R), Sales Leads USA(R), Select Phone Deluxe(R), 1.5 Million Doctors, Dentists & Pharma-

(Continuation of cover page)
cies(TM), 104 Million Businesses & Households(TM), 2 Million Fax Numbers Directory(TM), 88 Million Households(TM), 88 Million Households Deluxe(TM), Alabama Business Directory(TM), American Business Communications, Inc.(TM), American Yellow Pages(TM), BJ Hunter(TM), Business Profiles(TM), Canadian Business Pages(TM), Census USA(TM), County Data Corporation(TM), Customer Analyzer(TM), DBA(TM), DBA Holdings, Inc.(TM), Digital Directory Assistance, Inc.(TM), Entrepreneurs Directory(TM), Female Executives(TM), Households USA(TM), JAMI Marketing(TM), Marketing Data Systems, Inc.(TM), Non-Stop Sales Leads(TM), Physicians and Surgeons Directory(TM), Professionals(TM), Sales Leads on a Map(TM), Streets USA(TM), Walter Karl, Inc.(TM), Web Sites USA(TM), Yellow Pages USA(TM) and certain other product and business names used herein are trademarks of the Company. This Prospectus also includes trademarks of companies other than the Company.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's following Regional Offices: Suite 1400, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661; and 13th Floor, Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Company's Class A Common Stock and Class B Common Stock are quoted for trading on the Nasdaq National Market and reports, proxy statements and other information concerning the Company may also be inspected at the offices of the National Association of Securities Dealers, 1735 K Street, N.W., Washington, D.C. 20006. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

     The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, as amended, the Company's quarterly report on Form 10-Q for the quarter ended March 31, 1998, as amended, the Company's current report on Form 8-K dated February 24, 1998, the Company's current report on Form 8-K dated May 21, 1998, the Company's current report on Form 8-K dated June 18, 1998, the Company's current report on Form 8-K dated July 31, 1998, the Company's quarterly report on Form 10-Q for the quarter ended June 30, 1998, the Company's quarterly report on Form 10-Q for the quarter ended September 30, 1998, the Company's current report on Form 8-K dated October 1, 1998, as amended, and the Company's current report on Form 8-K dated October 12, 1998 filed by the Company with the Commission are hereby incorporated by reference in this Prospectus except as superseded or modified herein. All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Notes offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modified or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been or may be incorporated by reference herein (other than exhibits to such documents that are not specifically incorporated by reference into such documents). Such requests should be directed to the Company's Secretary at the Company's principal executive offices at 5711 South 86th Circle, Omaha, Nebraska 68127 (telephone
(402) 593-4500).

                                    SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial data, including the Consolidated Financial Statements and notes thereto appearing elsewhere in this Prospectus. As used in this Prospectus, all references to "infoUSA" or the "Company" shall mean infoUSA Inc. and its consolidated subsidiaries, unless the context indicates otherwise.

                                  THE COMPANY

     infoUSA Inc. is a leading provider of business and consumer marketing information and data processing services that assist its clients in finding new customers and generating new business. The Company's key assets include a proprietary database of over 11 million businesses and a consumer database of over 113 million households and over 180 million individuals in the United States and Canada, which the Company believes are the most comprehensive and accurate available. The Company leverages these key assets by selling a wide range of information products and data processing services through multiple distribution channels primarily to small and medium-size businesses, and also to consumers and large corporations. From 1993 to 1997, the Company's net sales increased at a compounded annual growth rate of 36.5% to $193.3 million from $55.8 million through internal growth and acquisitions.

     Sales lead generation products, data processing services and consumer CD-ROM products accounted for 63.7%, 26.6% and 9.7%, respectively, of the Company's net sales for the nine months ended September 30, 1998. Sales lead generation products include detailed information on a targeted group of businesses or consumers selected from the Company's databases based on a client's specific requirements. These products are offered in a wide variety of customized and pre-packaged formats and can also be accessed via the Internet and telephone. Data processing services include data warehousing and analysis, list enhancement and market research, which enable clients to more effectively analyze and utilize information on both existing and prospective customers. Consumer CD-ROM products are reference tools used primarily by small office/home office businesses and consumers.

     The Company believes that the single most important challenge facing businesses is the need to replenish and grow their customer bases. Therefore, the Company believes that targeted marketing to businesses and consumers through direct marketing, telemarketing and field sales has become one of the most cost-effective means to identify and acquire new customers. The growth of targeted marketing has created a substantial and ongoing need for accurate and timely information to help marketers identify potential customers from the millions of businesses and hundreds of millions of consumers in the United States and Canada. Based on its own databases, the Company estimates that the market for its products and services includes approximately 4.7 million small businesses with less than 20 employees, approximately 100,000 medium-size businesses with 20 to 500 employees, approximately 25,000 larger corporations, approximately 10 million small office/home office businesses and approximately 40 million consumers. The demand for business and consumer data varies among small and medium-size businesses, consumers and large corporations. The Company believes that small and medium-size businesses usually do not have the resources to collect and analyze marketing information on their own. These businesses typically use the Company's information for sales prospecting, customer targeting and general marketing purposes. Larger corporations typically have their own customer and prospect data but require data processing services to analyze this data to enhance their marketing programs. Finally, consumers require information on a variety of delivery formats primarily for reference purposes. The Company provides a wide range of products and data processing services to meet the information and marketing needs of small and medium-size businesses, consumers and large corporations.

                               THE EXCHANGE OFFER

SECURITIES OFFERED............   $115,000,000 in aggregate principal amount of
                                 New 9 1/2% Senior Subordinated Notes due 2008.

THE EXCHANGE OFFER............   $1,000 principal amount of the New Notes in
                                 exchange for each $1,000 principal amount of Existing Notes. As of the date hereof, $115,000,000 aggregate principal amount of
                                 Existing Notes are outstanding. The Company will issue the New Notes to New Holders on or promptly after the Expiration Date.

                                 Based on an interpretation by the Staff set forth in no-action letters issued to third parties, the Company believes that New Notes issued pursuant to the Exchange Offer in exchange for Existing Notes may be offered for resale, resold and otherwise transferred by any Holder thereof (other than any such Holder which is an affiliate of the Company or is a broker-dealer which acquired such Existing Notes directly from the Company) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that (i) such New Notes are acquired in the ordinary course of such Holder's business, (ii) such Holder does not intend to participate and has no arrangement or understanding with any person to participate in the distribution of such New Notes and (iii) such Holder is not engaged in and does not intend to engage in the, or a, distribution of the New Notes. Each Exchanging Dealer that acquired such Existing Notes as a result of market making or other trading activity and that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Company has agreed that this Prospectus, as it may be amended or supplemented from time to time, may be used, subject to certain provisions of the Registration Rights Agreement, by such an Exchanging Dealer in connection with such resales for a period of 180 days following the effectiveness of the Exchange Offer Registration Statement. See "The Exchange
                                 Offer -- Resales of New Notes" and "Plan of
                                 Distribution."

                                 Any Existing Holder who (i) is an affiliate of the Company, (ii) does not acquire such New Notes in the ordinary course of its business,
                                 (iii) tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of the New Notes, or (iv) is a broker-dealer which acquired such Existing Notes directly from the Company, could not rely on the position of the Staff enunciated in the Exxon Capital No-Action Letter, the Morgan Stanley No-Action Letter or similar no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the New Notes. Failure to comply with such requirements in such instance may result in such Holder incurring liability under the Securities Act for which the Holder is not indemnified by the Company.

                                 No federal or state regulatory requirements must be complied with or approval obtained in connection with the Exchange Offer, other than registration requirements under the Securities Act and compliance with the registration or comparable provisions of applicable state securities laws.

EXPIRATION DATE...............   5:00 p.m., New York City time, on January 21,
                                 1999 (30 days after this Prospectus was sent to Existing Holders), unless the Exchange Offer is extended by the Company in its sole discretion, in which case the term "Expiration Date" means the latest date and time to which the Exchange
                                 Offer is extended. The Company will not extend the Expiration Date beyond 5:00 p.m., New York
                                 City time, on February 20, 1999 (60 days after this Prospectus was sent to Existing Holders).

INTEREST ON THE NEW NOTES AND
THE EXISTING NOTES............   Each New Note will bear interest from the most
                                 recent date to which interest has been paid or duly provided for on the Existing Note surrendered in exchange for such New Note or, if no such interest has been paid or duly provided for on such Existing Note, from June
                                 18, 1998. Holders of the Existing Notes whose
                                 Existing Notes are accepted for exchange will not receive accrued interest on such Existing
                                 Notes for any period from and after the last
                                 Interest Payment Date to which interest has been paid or duly provided for on such Existing
                                 Notes prior to the original issue date of the New Notes or, if no such interest has been paid or duly provided for, will not receive any accrued interest on such Existing Notes, and will be deemed to have waived the right to receive any interest on such Existing Notes accrued from and after such Interest Payment
                                 Date or, if no such interest has been paid or duly provided for, from and after June 18, 1998.

AMENDMENT OR TERMINATION OF
THE EXCHANGE OFFER............   The Company is not required to accept any
                                 Existing Notes for exchange, and may amend or terminate the Exchange Offer in its sole discretion at any time before acceptance of such Existing Notes for exchange. By way of example, the following constitute some, but not all, of the reasons the Company might choose to amend or terminate the Exchange Offer: (i) the Exchange Offer would violate applicable law,
                                 (ii) a judicial or administrative action or proceeding might materially impair the
                                 Company's ability to proceed with the Exchange
                                 Offer, (iii) any necessary governmental
                                 approvals are not obtained, (iv) a stock market or banking moratorium has occurred, or (v) a stop order has been issued or threatened which would suspend effectiveness of the Exchange
                                 Offer Registration Statement. See "The Exchange
                                 Offer -- Amendments; Termination."

PROCEDURES FOR TENDERING
EXISTING NOTES................   Each Existing Holder wishing to accept the
                                 Exchange Offer must complete, sign and date the accompanying Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver the Letter of Transmittal, or such facsimile, together with the Existing Notes and any other required documentation to the Exchange Agent (as defined below) at the address set forth in the Letter of Transmittal. PERSONS HOLDING EXISTING NOTES
                                 THROUGH THE

                                 DEPOSITARY (INITIALLY THE DEPOSITORY TRUST
                                 COMPANY ("DTC")) AND WISHING TO ACCEPT THE
                                 EXCHANGE OFFER MUST DO SO PURSUANT TO DTC'S
                                 AUTOMATED TENDER OFFER PROGRAM ("ATOP"), BY
                                 WHICH EACH TENDERING PARTICIPANT WILL AGREE TO BE BOUND BY THE LETTER OF TRANSMITTAL. By executing or agreeing to be bound by the Letter of Transmittal, each Existing Holder will represent to the Company that, among other things, the Existing Holder or the person receiving such New Notes, whether or not such person is the Existing Holder, (i) is not an affiliate of the Company, (ii) is acquiring the New Notes in the ordinary course of business,
                                 (iii) has any arrangement or understanding with any person to participate in the distribution of such New Notes within the meaning of the Securities Act, and (iv) is not engaged in, and does not intend to engage in, a distribution of the New Notes.

SPECIAL PROCEDURES FOR
BENEFICIAL OWNERS.............   Any beneficial owner whose Existing Notes are
                                 registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered Holder promptly and instruct such registered Holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering its Existing Notes, either make appropriate arrangements to register ownership of the Existing Notes in such owner's name or obtain a properly completed bond power from the registered Holder. The transfer of registered ownership may take considerable time.

GUARANTEED DELIVERY
PROCEDURES....................   Existing Holders who wish to tender their
                                 Existing Notes and whose Existing Notes are not immediately available or who cannot deliver their Existing Notes, the Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent (or comply with the procedures for book-entry transfer) prior to the Expiration Date must tender their Existing Notes according to the guaranteed delivery procedures set forth in "The Exchange
                                 Offer -- Guaranteed Delivery Procedures."

WITHDRAWAL RIGHTS.............   Tenders may be withdrawn at any time prior to
                                 5:00 p.m., New York City time, on the
                                 Expiration Date pursuant to the procedures described under "The Exchange
                                 Offer -- Withdrawals of Tenders."

ACCEPTANCE OF EXISTING NOTES
AND DELIVERY OF NEW NOTES.....   The Company will accept for exchange any and
                                 all Existing Notes that are properly tendered in the Exchange Offer prior to 5:00 p.m., New
                                 York City time, on the Expiration Date. The New
                                 Notes issued pursuant to the Exchange Offer will be delivered promptly following the Expiration Date. See "The Exchange
                                 Offer -- Terms of the Exchange Offer."

CERTAIN FEDERAL INCOME TAX
  CONSIDERATIONS..............   The exchange of the New Notes for the Existing
                                 Notes pursuant to the Exchange Offer will not be taxable to the Holders thereof for federal income tax purposes. However, no ruling has been obtained from the Internal Revenue
                                 Service in connection with the Exchange Offer.
                                 See "Certain Federal Income Tax
                                 Considerations."

EFFECT ON HOLDERS OF EXISTING
NOTES.........................   As a result of the making of this Exchange
                                 Offer, the Company will have fulfilled certain of its obligations under the Registration
                                 Rights Agreement, and Existing Holders who do not tender their Existing Notes, except for limited instances involving the Initial
                                 Purchasers and Existing Holders that are not eligible to participate in the Exchange Offer, will not have any further registration rights under the Registration Rights Agreement or otherwise. See "The Exchange Offer -- Purposes and Effect of Exchange Offer." Such Existing
                                 Holders will continue to hold the untendered
                                 Existing Notes and will be entitled to all the rights and subject to all the limitations applicable thereto under the Indenture, except to the extent such rights or limitations, by their terms, terminate or cease to have further effectiveness as a result of the Exchange
                                 Offer. All untendered Existing Notes will continue to be subject to certain restrictions on transfer. Accordingly, if any Existing Notes are tendered and accepted in the Exchange
                                 Offer, the trading market for the untendered
                                 Existing Notes could be adversely affected.

EXCHANGE AGENT................   State Street Bank and Trust Company of
                                 California, N.A.

                         SUMMARY OF TERMS OF NEW NOTES

     The form and terms of the New Notes are the same as the form and terms of the Existing Notes (which they replace) except that (i) the New Notes have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof, and (ii) the Holders of New Notes, except for limited instances involving the Initial Purchasers and certain Holders that are not eligible to participate in the Exchange Offer, will not be entitled to further registration rights under the Registration Rights Agreement, which rights will be satisfied when the Exchange Offer is consummated, and will not be entitled to any payments of Additional Interest for failure to satisfy such rights. The New Notes will evidence the same debt as the Existing Notes and will be entitled to the benefits of the Indenture. See "Description of Notes."

ISSUER........................   infoUSA Inc.

SECURITIES OFFERED............   $115,000,000 aggregate principal amount of New
                                 9 1/2% Senior Subordinated Notes due 2008.

MATURITY DATE.................   June 15, 2008.

INTEREST PAYMENT DATES........   Interest on the Notes will accrue from the date
                                 of original issuance (the "Issue Date") and is payable semi-annually on each June 15 and December 15, commencing December 15, 1998.

SINKING FUND..................   None

RANKING.......................   The Notes will be general unsecured senior
                                 subordinated obligations of the Company, will rank junior in right of payment with all existing and future Senior Debt (as defined) of the Company and will be effectively subordinated to all indebtedness and other obligations of the Company's subsidiaries. The
                                 Notes will rank pari passu in right of payment with any other senior subordinated obligations of the Company and senior in right of payment to all existing and future subordinated indebtedness of the Company. As of September
                                 30, 1998 the Company had approximately $13.6 million of Senior Debt outstanding and the Company's subsidiaries would have had no outstanding liabilities, other than trade payables, which would have been effectively senior to the Notes.

OPTIONAL REDEMPTION...........   The Notes will be redeemable, in whole or in
                                 part, at the option of the Company on or after June 15, 2003, at the redemption prices set forth herein, plus accrued and unpaid interest to the date of redemption. In addition, at any time on or prior to June 15, 2001, the Company, at its option, may redeem up to 35% of the aggregate principal amount of the outstanding
                                 Notes with the net cash proceeds of one or more
                                 Equity Offerings (as defined), at a redemption price equal to 109.500% of the principal amount thereof, plus accrued interest to the date of redemption; provided that at least 65% of the aggregate principal amount of Notes originally issued plus any additional senior subordinated notes issued after the Issue Date remains outstanding immediately after any such redemption. See "Description of
                                 Notes -- Redemption."

CHANGE OF CONTROL.............   Upon a Change of Control (as defined), each
                                 holder of the Notes will have the right to require the Company to repurchase such holder's
                                 Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase. The
                                 Company's ability to repurchase the Notes upon a Change of Control is subject to a number of financial and legal limitations.

                                 See "Risk Factors -- Change of Control" and
                                 "Description of the Notes -- Offer to Purchase upon Change of Control."

CERTAIN COVENANTS.............   The Indenture governing the Notes (the
                                 "Indenture") will contain certain covenants that limit the ability of the Company and its subsidiaries to, among other things, incur additional indebtedness, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, incur liens, impose restrictions on the ability of a subsidiary to pay dividends or make certain payments to the Company and its subsidiaries, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company. These restrictions and qualifications are subject to a number of important qualifications and exceptions. See "Description of
                                 Notes -- Certain Covenants."

TRANSFER RESTRICTIONS.........   For restrictions on transfer of the New Notes,
                                 see "The Exchange Offer -- Resale of New
                                 Notes."

USE OF PROCEEDS...............   All Existing Notes received and accepted by the
                                 Company, in its sole discretion, for exchange in the Exchange Offer will be canceled.

                                  RISK FACTORS

     See "Risk Factors" for a discussion of certain factors that should be considered in evaluating an investment in the Notes.

                 SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

     The following table sets forth summary financial information of the Company. The summary income statement data for the years ended December 31, 1995, 1996 and 1997 are derived from the Consolidated Financial Statements of the Company, which Consolidated Financial Statements have been audited by PricewaterhouseCoopers LLP (on July 1, 1998, Coopers & Lybrand L.L.P. merged with Price Waterhouse LLP to form PricewaterhouseCoopers LLP), independent accountants. The selected income statement data for the nine months ended September 30, 1997 and 1998, and the summary balance sheet data at September 30, 1998 are derived from the unaudited consolidated financial statements of the Company although such information has been prepared on the same basis as the Company's audited financial statements and, in the opinion of management, contain all adjustments, consisting of normal recurring adjustments and other adjustments described in note 1, necessary for a fair presentation of the financial position and results of operations of the Company. The results of operations for the nine months ended September 30, 1998 are not necessarily indicative of results for the full fiscal year. For additional information, see the Consolidated Financial Statements of the Company appearing elsewhere in this Prospectus. The summary financial data should also be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                            NINE MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                           -----------------------------   -------------------
                                            1995       1996       1997       1997       1998
                                           -------   --------   --------   --------   --------
                                                         (DOLLARS IN THOUSANDS)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
  Net sales.............................   $86,766   $108,298   $193,327   $139,511   $172,528
  Costs and expenses:
     Database and production costs......    23,999     29,272     55,090     38,674     49,469
     Selling, general and
       administrative...................    37,724     45,766     80,203     59,396     91,696
     Depreciation and amortization......     3,469      4,855     34,415     24,397     20,784
     Provision for litigation
       settlement.......................        --         --         --         --      4,500
     Acquisition-related and
       restructuring charges(1).........        --     21,500     56,098     56,098     15,468
                                           -------   --------   --------   --------   --------
          Total costs and expenses......    65,192    101,393    225,806    178,565    181,917
                                           -------   --------   --------   --------   --------
  Operating income (loss)...............    21,574      6,905    (32,479)   (39,054)    (9,389)
  Other income (expense), net:
     Other income, net..................     1,322      2,251      3,748      2,513     16,306
     Interest expense...................      (157)      (209)    (4,098)    (2,687)    (6,225)
                                           -------   --------   --------   --------   --------
     Income (loss) before income taxes
       and discontinued operation.......    22,739      8,947    (32,829)   (39,228)       692
  Income taxes..........................     8,421      3,400      6,987      4,299      4,907
                                           -------   --------   --------   --------   --------
  Income (loss) from continuing
     operations.........................    14,318      5,547    (39,816)   (43,527)    (4,215)
  Loss on discontinued operations and
     abandonment of subsidiary(2).......    (2,317)    (1,728)        --         --         --
                                           -------   --------   --------   --------   --------
  Net income (loss).....................   $12,001   $  3,819   $(39,816)  $(43,527)  $ (4,215)
                                           =======   ========   ========   ========   ========
OTHER DATA:
  EBITDA, as adjusted(3)................   $25,043   $ 33,260   $ 58,034   $ 41,441   $ 31,363
  EBITDA, as adjusted, Margin(4)........      28.9%      30.7%      30.0%      29.7%      18.2%
  Capital expenditures(5)...............   $ 4,066   $  9,204   $ 15,178   $ 10,975   $ 22,133
  Ratio of earnings to fixed
     charges(6).........................     122.0x      30.5x        --         --        1.1x

                                                              SEPTEMBER 30, 1998
                                                              ------------------
                                                                    ACTUAL
                                                              ------------------
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents.................................       $ 24,501
  Working capital...........................................         60,775
  Total assets..............................................        263,989
  Long-term debt, including current portion.................        128,590
  Stockholders' equity......................................         78,217

---------------
(1) In 1996, represents the write-off of purchased in-process research and development costs of approximately $10.0 million relating to the acquisition of Digital Directory Assistance and approximately $11.5 million related to the change in estimated useful lives of assets based on management's evaluation of certain intangibles related to acquisitions prior to 1995. In 1997, represents the write-off of purchased in-process research and development costs of $49.2 million and other restructuring costs of $2.6 million relating to the acquisition of Database America ("DBA") and purchased in-process research and development costs of $4.3 million relating to the acquisition of Pro CD. For the nine month period ended September 30, 1998, represents charges of $9.2 million for the write-off of purchased in-process research and development costs relating to the acquisition of Walter Karl, $3.0 million of costs associated with the Company's bid to acquire Metromail Corporation and $3.3 million for restructuring and other costs.

(2) During 1995, the Company sold American Business Communications for $3.0 million in the form of a non-recourse promissory note. The aggregate losses from discontinued operations from this disposition were approximately $3.3 million from 1993 through 1996. In addition, in 1996 the Company recorded a loss of $1.4 million attributable to the default by the purchaser on the non-recourse promissory note delivered to the Company in this transaction.

(3) "EBITDA, as adjusted," is defined as operating income (loss) adjusted to exclude depreciation, amortization of intangible assets, provision for litigation settlement and acquisition-related and restructuring charges. EBITDA, as adjusted, is presented because it is a widely accepted indicator of a company's ability to incur and service debt. However, EBITDA, as adjusted, does not purport to represent cash provided by operating activities as reflected in the Company's consolidated statements of cash flows, is not a measure of financial performance under generally accepted accounting principles ("GAAP") and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Also, the measure of EBITDA, as adjusted, may not be comparable to similar measures reported by other companies.

(4) "EBITDA, as adjusted, margin" is defined as EBITDA, as adjusted, divided by net sales.

(5) Capital expenditures includes purchases of property and equipment, certain consumer database costs and software development costs.

(6) The ratio of earnings to fixed charges is determined by dividing the sum of income before income taxes and interest expense by interest expense. Earnings were inadequate to cover fixed charges in 1997 and the nine months ended September 30, 1997 by $32.8 million and $39.2 million, respectively. Adjusted to eliminate non-cash acquisition-related and restructuring charges of $56.1 million for 1997 and the nine months ended September 30, 1997, respectively, such earnings would have exceeded fixed charges by $23.3 million and $16.9 million, respectively.

                                  RISK FACTORS

     An Investment in the New Notes offered hereby is speculative in nature and involves a high degree of risk. Prospective purchasers of the New Notes offered hereby should carefully consider the following risk factors, as well as the other information set forth in this Prospectus, prior to making an investment in the New Notes. The following discussion contains forward-looking statements that involve known and unknown risks and uncertainties. See the cover page, "Forward-Looking Statements."

EFFECTS OF LEVERAGE

     As of September 30, 1998, the Company had total indebtedness of approximately $128.6 million. In addition, the Indenture allows the Company to enter into a revolving credit facility under which it would be able to incur up to $100.0 million of additional borrowings, all of which would be senior to the Notes. Moreover, the Indenture under which the Notes will be issued permits the Company to incur substantial additional indebtedness (including, subject to certain conditions, an additional $85.0 million of senior subordinated notes under the Indenture), a material portion of which could be senior to the Notes. See "Capitalization" and "Description of Notes -- Certain Covenants."

     The Company's ability to pay principal and interest on the Notes and to satisfy its other debt obligations will depend upon its future operating performance, which performance will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond the control of the Company. The Company's ability to pay principal and interest on the Notes and to satisfy its other debt obligations may also depend upon the future availability of revolving credit borrowings under a revolving credit facility. Such availability will depend on, among other things, the Company's ability to enter into such a credit facility on acceptable terms and its ability to meet certain specified financial ratios and maintenance tests. The Company expects that, based on current and expected levels of operations, its operating cash flow should be sufficient to meet its operating expenses, to make necessary capital expenditures and to service its debt requirements as they become due. If the Company is unable to service its indebtedness, it will be forced to take actions, such as reducing or delaying acquisitions and/or capital expenditures, selling assets, restructuring or refinancing its indebtedness (including the Notes) or seeking additional equity capital. There is no assurance that any of these remedies could be effected on satisfactory terms, if at all. See "-- Restrictions Imposed by Terms of Indebtedness," and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

SUBORDINATION OF NOTES

     The payment of principal, premium (if any) and interest on, and any other amounts owing in respect of, the Notes will be subordinated to the prior payment in full of all existing and future Senior Debt and effectively subordinated to all liabilities (including trade debt) of the Company's subsidiaries. As of September 30, 1998, the aggregate outstanding amount of Senior Debt was approximately $13.6 million and the Company's subsidiaries had no outstanding liabilities, other than trade payables, which would be effectively senior to the Notes. In the event of the bankruptcy, liquidation, dissolution, reorganization or other winding up of the Company, the assets of the Company will be available to pay obligations on the Notes only after all Senior Debt has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes. See "Description of Notes -- Subordination."

RESTRICTIONS IMPOSED BY TERMS OF INDEBTEDNESS

     The Indenture governing the terms of the Notes contains certain covenants limiting, subject to certain exceptions, the incurrence of indebtedness, payment of dividends or other restricted payments, issuance of guarantees, entering into certain transactions with affiliates, consummation of certain asset sales, certain mergers and consolidations, sales or other dispositions of all or substantially all of the assets of the Company and imposing restrictions on the ability of a subsidiary to pay dividends or make certain payments to the Company and its subsidiaries. A breach of any of these covenants could result in an event of default under the

Indenture. The Company's ability to comply with such covenants may be affected by events beyond its control. See "Description of Notes -- Certain Covenants."

     In addition, if the Company were to enter into a revolving credit facility, such facility would contain other restrictive covenants which would be more restrictive than those contained in the Indenture. A breach of any of these covenants, unless waived, would result in a default under such a credit facility. Upon the occurrence of an event of default under such a credit facility, the lenders could elect to declare all amounts outstanding, together with accrued interest, to be immediately due and payable. If the lenders under such a credit facility accelerate the payment of such indebtedness, there can be no assurance that the assets of the Company would be sufficient to repay in full such indebtedness and the other indebtedness of the Company, including the Notes. If the Company were unable to repay those amounts, such lenders could proceed against the collateral granted to them to secure that indebtedness.

INTEGRATION OF RECENT AND FUTURE ACQUISITIONS

     Since mid-1996, the Company has completed eight significant acquisitions, including the August 1996 acquisition of Digital Directory Assistance, the November 1996 merger with County Data Corporation and acquisition of Marketing Data Systems, the December 1996 acquisition of BJ Hunter, the February 1997 merger with Database America ("DBA"), the August 1997 acquisition of Pro CD, the March 1998 acquisition of Walter Karl and the May 1998 acquisition of JAMI Marketing. The Company also made a number of other acquisitions in prior periods. In March 1998, the Company attempted to acquire Metromail Corporation ("Metromail") for approximately $850.0 million, including the assumption of debt, and may in the future evaluate other acquisitions of that magnitude. See "Business -- Litigation." The Company's strategy includes continued growth through acquisitions of complementary products, technologies or businesses, which, if implemented, may result in the diversion of management's attention from the day-to-day operations of the Company's business and may include numerous other risks, including difficulties in the integration of operations, databases, products and personnel, difficulty in applying the Company's internal controls to acquired businesses and particular problems, liabilities or contingencies related to the businesses being acquired. To the extent that efforts to integrate recent or future acquisitions fail, there could be a material adverse effect on the Company's business, financial condition and results of operations. While the Company has not made any binding commitments with respect to any particular future acquisitions, the Company frequently evaluates the strategic opportunities available to it and intends to pursue opportunities that it believes fit its business strategy. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Overview."

RECENT CHANGES IN SENIOR MANAGEMENT

     The Company has recently undergone significant changes in its senior management team, even as it has experienced rapid growth both internally and through acquisitions. Vinod Gupta, the Company's Chairman, was re-appointed Chief Executive Officer in July 1998, having resigned that position in October 1997. Scott Dahnke, Chief Executive Officer from October 1997, Jon Wellman, President and Chief Operating Officer since January 1997 and Chief Financial Officer from January 1995 to January 1997, Steve Purcell, Chief Financial Officer since April 1997, Rick Puckett, Controller of the Company since October 1997 and Chief Financial Officer after Mr. Purcell's departure, Gregory Back, Executive Vice President of Corporate Planning and Business Development since October 1997 and Kevin Hall, Senior Vice President of Special Projects since October 1997 ceased their employment with the Company between July and September 1998. Gautam Gupta, a director of the Company who is unrelated to Vinod Gupta, is now serving as acting Chief Financial Officer while the Company conducts a search for his permanent replacement. Sanford Goodman, Vice President of Corporate Development, joined the Company in June 1998. Messrs. Dahnke, Wellman, Purcell, Puckett, Back and Hall did not resign because of any disagreements with the Company's Board or other senior management, and much of the Company's remaining senior management team has been with the Company for many years. The Company has now been reorganized into three major groups headed by group presidents. Al Ambrosino, who has been with the Company or its subsidiary for 19 years, Monica Messer, who has been with the Company for 15 years, and William Chasse, who has been with the Company for 10 years, have each been named group president. In the past, limitations on senior management resources resulted in a few key individuals taking on multiple roles and responsibilities in the Company, which in turn placed a significant strain on the Company's senior management. Failure of the Company to identify and hire a permanent Chief Financial Officer on a timely basis or failure of Company's senior management to adjust to new responsibilities, manage growth or work together effectively could result in disruptions of operations or the departure of additional key personnel, which in turn could have a material adverse effect on the Company's business, financial condition, results of operations and stock price. See "Management."

FLUCTUATIONS IN OPERATING RESULTS

     The Company believes that future operating results will be subject to quarterly and annual fluctuations, and that long term growth will depend upon the Company's ability to expand its present business and complete strategic acquisitions. The Company's net sales on a quarterly basis can be affected by seasonal characteristics and certain other factors. For example, the Company typically experiences higher revenue from its sales leads products in the fall of each year due to increases in direct marketing by the Company's clients in the fourth quarter of each year. Revenue from sales lead generation products is generally lower in the summer due to decreased direct marketing activity of the Company's customers during that time. The Company typically experiences decreases in net sales of consumer CD ROM products just prior to the introduction of new editions of these products. This effect, coupled with the changes in estimates outlined below, resulted in a decline in consumer CD ROM net sales in the three months ended September 30, 1998 compared to the prior year period and the three months ended June 30, 1998. In addition, cancellation of a major data processing contract in the three months ended September 30, 1998 resulted in lower than expected net sales of data processing services in that period. The Company's operating expenses are determined in part based on the Company's expectations of future revenue growth and are substantially fixed. As a result, unexpected changes in revenue levels, such as those discussed above, have a disproportionate effect on operating performance in any given period. In addition, changes in estimates for increased reserves and allowances, the provision of an arbitration reserve and charges related to cost-cutting in the three months ended September 30, 1998 amounted to a total of $21.4 million in charges in that period. As a result of these charges and the weakness of net sales discussed above, the Company recorded a net loss of $13.3 million for the three months ended September 30, 1998, and may record a net loss for the fiscal year. If the Company is required to record charges in the future, such charges could materially and adversely affect the Company's business, financial condition or results of operations. Long term growth will be materially adversely affected if the Company fails to broaden its existing product and service offerings, increase sales of products and services, or expand into new markets, or complete acquisitions or successfully integrate acquired operations into its existing operations. To the extent there are fluctuations in operating results or the Company fails to achieve long-term internal growth or growth through acquisitions, there could be a material adverse effect on the Company's business, financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISK OF PRODUCT RETURNS

     The Company has agreements that allow retailers certain rights to return its consumer CD-ROM products. Accordingly, the Company is exposed to the risk of product returns from retailers and distributors, particularly in the case of products sold shortly before introduction of the next year's edition of the same product. Consumers may also seek to return consumer CD-ROM products, although historically returns from consumers have been low. At the time of product sales, the Company establishes reserves based on estimated future returns of products, taking into account promotional activities, the timing of new product introductions, seasonal variations in product returns, distributor and retailer inventories of the Company's products and other factors. Actual product returns could differ from estimates, and product returns that exceed the Company's reserves could materially adversely affect the Company's business, financial condition and results of operations. In addition, changes in estimates of reserves for product returns can have a material and adverse effect on the Company's operating results. For example, as discussed above, changes in estimates for increased reserves and allowances in the consumer CD-ROM business, primarily to account for anticipated returns and price protection adjustments, together with additions to other reserves, amounted to charges of approximately

$15.5 million in the three months ended September 30, 1998 (out of the $21.4 million in special charges discussed above), contributing to the Company's net loss for that period.

YEAR 2000 COMPLIANCE

     The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. While the Company believes it is taking or will take adequate steps to prepare its computer systems for the Year 2000, if such modifications and conversions are not made, or are not completed in time, the Year 2000 issue could have a material adverse impact on the operations of the Company. Furthermore, the systems of other companies on which the Company's systems rely may not be prepared for the Year 2000, or such companies may implement Year 2000 preparations with systems that are incompatible with the Company's systems. In that event, the Company's operations and financial condition may be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Compliance by the Company and Others."

RISKS ASSOCIATED WITH CHANGES IN TECHNOLOGY

     Advances in information technology may result in changing customer preferences for products and product delivery formats in the business and consumer marketing information industry. The Company believes it is presently the leading provider of marketing information on CD-ROM. However, the Company's sales of CD-ROM's in the quarter ended September 30, 1998 were lower than expected by the Company and projected by financial analysts. In addition, the Company believes that if customers increasingly look to the Internet, digital video disc ("DVD") or other new technology for information resources, the market for business and consumer information on CD-ROM may contract and prices for CD-ROM products may have to decrease or CD-ROM products may become obsolete. The Company plans to offer and sell its products and services increasingly over the Internet and to introduce products on DVD. Failure of the Company to improve sales of CD-ROM products or to successfully sell its products over the Internet or on DVD or to successfully introduce products that take advantage of other technological changes may thus have a material adverse effect on the Company's business, results of operations and financial condition. See
"Business -- Products and Services."

COMPETITION

     The business and consumer marketing information industry is highly competitive. Many of the Company's principal or potential future competitors are much larger than the Company and have much larger capital bases from which to develop and compete with the Company. The Company faces increasing competition in consumer sales lead generation products and data processing services from Great Universal Stores, P.L.C. ("GUS") as a result of GUS' recent acquisitions of Experian, Direct Marketing Technologies and Metromail. In business sales lead generation products, the Company faces competition from Dun's Marketing Services ("DMS"), a division of Dun & Bradstreet. DMS, which relies upon information compiled from Dun & Bradstreet's credit database, tends to focus on marketing to large companies. In business directory publishing, the Company competes primarily with Regional Bell Operating Companies, Donnelley Marketing and many smaller, regional directory publishers. In consumer sales lead generation products, the Company competes with Metromail, Donnelley Marketing, R.L. Polk, Trans Union, Experian and Equifax, both directly and through reseller networks. In data processing services, the Company competes with Acxiom, May & Speh, Direct Marketing Technologies and Harte-Hanks Data Technologies. In consumer products, the Company competes with certain smaller producers of CD-ROM products. In addition, the rapid expansion of the Internet creates a substantial new channel for distributing business information to the market, and a new avenue for future entrants to the business and consumer marketing information industry. There is no guarantee that the Company will be successful in this new market. See "Business -- Competition."

LOSS OF DATA CENTERS

     The Company's business depends on computer systems contained in the Company's data centers located in Omaha, Nebraska, Carter Lake, Iowa and Montvale, New Jersey. A fire or other disaster affecting any of the Company's data centers could disable the Company's computer systems. Any significant damage to any of the data centers could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Computer Operations and Database Protection."

LIMITED PROTECTION OF INTELLECTUAL PROPERTY RIGHTS

     The Company regards its databases and software as proprietary. The Company's databases are copyrighted, and the Company depends on trade secret and non-disclosure safeguards for protection of its software. The Company distributes its products under agreements that grant customers a license to use the Company's products for specified purposes and contain terms and conditions prohibiting the unauthorized reproduction and use of the Company's products. In addition, the Company generally enters into confidentiality agreements with its management and programming staff and limits access to and distribution of its proprietary information. There can be no assurance that the foregoing measures will be adequate to protect the Company's intellectual property. See
"Business -- Intellectual Property and Other Proprietary Rights."

DIRECT MARKETING REGULATION AND DEPENDENCE UPON MAIL CARRIERS

     The Company and many of its customers engage in direct marketing. Certain data and services provided by the Company are subject to regulation by federal, state and local authorities. In addition, growing concerns about individual privacy and the collection, distribution and use of information about individuals have led to self-regulation of such practices by the direct marketing industry through guidelines suggested by the Direct Marketing Association and to increased federal and state regulation. Compliance with existing federal, state and local laws and regulations and industry self-regulation has not to date had a material adverse effect on the Company's business, financial condition or results of operations. Nonetheless, federal, state and local laws and regulations designed to protect the public from the misuse of personal information in the marketplace and adverse publicity or potential litigation concerning the commercial use of such information may increasingly affect the operations of the Company, which could result in substantial regulatory compliance or litigation expense or a loss of revenue. Certain proposed federal legislation could also create proprietary rights in certain "white pages" information that is presently in the public domain, which could in turn increase the cost to the Company of acquiring data or disrupt its ability to do so. The direct mail industry depends and will continue to depend upon the services of the United States Postal Service and other private mail carriers. Any modification by the United States Postal Service of its rate structure, any increase in public or private postal rates generally or any disruption in the availability of public or private postal services could have a negative impact on the demand for business information, direct mail activities and the cost of the Company's direct mail activities.

CONTROLLING STOCKHOLDER

     Mr. Gupta and his family (the "Gupta Family") own voting stock constituting approximately 40.2% of the Company's total stockholder vote, based on the number of shares outstanding at September 30, 1998. As a result, the Gupta Family is in a position to control most matters requiring stockholder approval, including the election of the Company's Board of Directors and the approval of certain merger proposals. The interests of the Gupta Family may, in certain circumstances, differ from the interests of holders of the Notes. See "Principal Stockholders."

PURCHASE OF NOTES UPON A CHANGE OF CONTROL

     Upon the occurrence of a Change of Control, the Company is required to make an offer to purchase all outstanding Notes at a purchase price equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase. There can be no assurance that the Company will have available funds sufficient to purchase the Notes upon a Change of Control. In addition, any Change of Control, and any repurchase of the Notes required under the Indenture upon a Change of Control, may constitute an event of default under any revolving credit facility which the Company may enter into, and in that event the obligations of the Company thereunder could be declared due and payable by the lenders thereunder. Upon the occurrence of an event of default, the lenders under such a credit facility may have the ability to block repurchases of the Notes for a period of time and upon any acceleration of the obligations under such a credit facility, the lenders thereunder would be entitled to receive payment of all outstanding obligations thereunder before the Company may repurchase any of the Notes tendered pursuant to an offer to repurchase the Notes upon such Change of Control. See "Description of Notes -- Change of Control."

ABSENCE OF PUBLIC MARKET FOR THE NOTES

     The Existing Notes are currently owned by a relatively small number of beneficial owners. The Existing Notes have not been registered under the Securities Act or any state securities laws and, unless so registered and to the extent not exchanged for the New Notes, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. Any Existing Notes tendered and exchanged in the Exchange Offer will reduce the aggregate principal amount of Existing Notes outstanding. Following the consummation of the Exchange Offer, Existing Holders who did not tender their Existing Notes generally will not have any further registration rights under the Registration Rights Agreement, and such Existing Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for such Existing Notes could be adversely affected. The Existing Notes are currently eligible for sale pursuant to Rule 144A through The Portal Market of the National Association of Securities Dealers, Inc. ("Portal"). Because the Company anticipates that most Existing Holders will elect to exchange such Existing Notes for New Notes in order to reduce restrictions on the resale of New Notes under the Securities Act, the Company anticipates that the liquidity of the market for any Existing Notes remaining after the consummation of the Exchange Offer may be substantially limited.

     The New Notes will constitute a new issue of securities for which there is currently no active trading market. If the New Notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities and other factors including general economic conditions and the current financial condition, results of operations and business prospects of the Company. Although the New Notes will generally be permitted to be resold or otherwise transferred by non-affiliates of the Company without compliance with the registration and prospectus delivery requirements of the Securities Act, the Company does not intend to apply for a listing or quotation of the New Notes on any securities exchange or stock market. The Initial Purchasers have informed the Company that they currently intend to make a market in the New Notes. However, the Initial Purchasers are not obligated to do so, and any such market-making may be discontinued at any time without notice. In addition, such market-making activity will be subject to the limits imposed under the Exchange Act. Accordingly, there can be no assurance as to the development, liquidity or maintenance of any market for the New Notes, or, in the case of non-tendering Existing Holders, the trading market for the Existing Notes following the Exchange Offer. If no trading market develops or is maintained, New Holders may experience difficulty in reselling New Notes or may be unable to sell them.

     The liquidity of, and trading market for, the Existing Notes or the New Notes also may be adversely affected by general declines in the market for similar securities. Such a decline may adversely affect such liquidity and trading markets independent of the financial performance of, and prospects for, the Company.

CONSEQUENCES OF FAILURE TO EXCHANGE

     Existing Holders who do not exchange their Existing Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Existing Notes as set forth in the legend thereon as a consequence of the original issuance of the Existing Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Existing Notes may not be offered or sold, unless (i) to a person who the seller reasonably believes is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A, in a transaction meeting the requirements of Rule 144A under the Securities Act, (ii) in accordance with another exemption from the registration requirements of the Securities Act (and based upon an opinion of counsel if the Company so requests), (iii) to the Company, or
(iv) pursuant to an effective registration statement, and, in each case, in accordance with any applicable securities laws of any state of the United States or any other applicable jurisdiction. The Company does not currently anticipate that it will register the Existing Notes under the Securities Act. Based on interpretations by the Staff, as set forth in no-action letters issued to third parties, the Company believes that New Notes issued pursuant to the Exchange Offer in exchange for Existing Notes may be offered for resale, resold or otherwise transferred by Holders thereof (other than any such Holder which is an affiliate of the Company or is a broker-dealer which acquired such Existing Notes directly from the Company) without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that (i) such New Notes are acquired in the ordinary course of such Holder's business, (ii) such Holder has no arrangement or understanding with any person to participate in the distribution of such New Notes, (iii) such Holder is not engaged in and does not intend to engage in a distribution of the New Notes, and (iv) provided that Exchanging Dealers will be subject to prospectus delivery requirements in connection with any resale. However, the Commission has not considered the Exchange Offer in the context of a no-action letter addressing such matters and there can be no assurance that the Staff would make a similar determination with respect to the Exchange Offer.

                               THE EXCHANGE OFFER

     The following discussion sets forth or summarizes the material terms of the Exchange Offer, including those set forth in the Letter of Transmittal distributed with this Prospectus. This summary is qualified in its entirety by reference to the full text of the documents underlying the Exchange Offer (including the Indenture and the Registration Rights Agreement), which are exhibits to the Exchange Offer Registration Statement.

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

     The Existing Notes were sold by the Company to the Initial Purchasers on June 18, 1998, and were subsequently resold to qualified institutional buyers pursuant to Rule 144A under the Securities Act. In connection with the offering of the Existing Notes, the Company entered into the Registration Rights Agreement, which requires, among other things, that the Company (i) file with the Commission a registration statement under the Securities Act with respect to an issue of new notes of the Company identical in all material respects (other than transfer restrictions, registration rights and the requirement, under certain circumstances, to pay Additional Interest) to the Existing Notes (which obligation has been satisfied by the filing of the Exchange Offer Registration Statement), (ii) use their best efforts to cause such registration statement to become effective under the Securities Act and (iii) upon the effectiveness of that registration statement, offer to the Holders of the Existing Notes the opportunity to exchange their Existing Notes for a like principal amount of New Notes, which would be issued without a restrictive legend and may generally be reoffered and resold by the Holder without restrictions or limitations under the Securities Act, subject to the terms and conditions of the Exxon Capital, Morgan Stanley and Shearman & Sterling No-Action Letters. See the discussion set forth on the cover page of this Prospectus and the information under the captions "Prospectus Summary -- The Exchange Offer" and "-- Resale of New Notes."

     Any Existing Notes tendered and exchanged in the Exchange Offer will reduce the aggregate principal amount of Existing Notes outstanding. Following the consummation of the Exchange Offer, Existing Holders who did not tender their Existing Notes generally will not have any further registration rights under the Registration Rights Agreement, and such Existing Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for such Existing Notes could be adversely affected. The Existing Notes are currently eligible for sale pursuant to Rule 144A. Because the Company anticipates that most Existing Holders will elect to exchange such Existing Notes for New Notes due to the reduction of restrictions on the resale of New Notes under the Securities Act, the Company anticipates that the liquidity of the market for any Existing Notes remaining after the consummation of the Exchange Offer may be substantially limited.

TERMS OF THE EXCHANGE OFFER

     Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Company will accept any and all Existing Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time on the Expiration Date. The Company will issue $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of outstanding Existing Notes accepted in the Exchange Offer. Existing Holders may tender some or all of their Existing Notes pursuant to the Exchange Offer. However, Existing Notes may be tendered only in integral multiples of $1,000. The form and terms of the New Notes are the same as the form and terms of the Existing Notes except that (i) the New Notes have been registered under the Securities Act and hence will not bear legends restricting the transfer thereof, and (ii) New Holders generally will not be entitled to certain rights under the Registration Rights Agreement or Additional Interest, which rights generally will terminate upon consummation of the Exchange Offer. The New Notes will evidence the same debt as the Existing Notes and will be entitled to the benefits of the Indenture.

     Existing Holders do not have any appraisal or dissenters' rights under the Delaware General Corporation Law or the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission thereunder, including Rule 14e-1.

     The Company shall be deemed to have accepted validly tendered Existing Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering Existing Holders for the purpose of receiving the New Notes from the Company.

     If any tendered Existing Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, the tendered certificates, if any, for any such unaccepted Existing Notes will be returned, without expense, to the tendering Existing Holder thereof as promptly as practicable after the Expiration Date.

     Existing Holders who tender Existing Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Existing Notes pursuant to the Exchange Offer. The Company will pay all required charges and expenses, other than transfer taxes in certain circumstances, in connection with the Exchange Offer. See "-- Fees and Expenses."

EXPIRATION DATE; EXTENSIONS

     The term "Expiration Date" shall mean 5:00 p.m., New York City time, on January 21, 1999 (30 days after this Prospectus was sent to Existing Holders), unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended. The Company will not extend the Expiration Date beyond 5:00 p.m., New York City time, on February 20, 1999 (60 days after this Prospectus was sent to Existing Holders).

     To extend the Exchange Offer, the Company will notify the Exchange Agent of any extension by oral or written notice, followed by a public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

     The Company reserves the right, in its sole discretion, (i) to delay accepting any Existing Notes, to extend the Exchange Offer or to terminate the Exchange Offer by giving oral or written notice of such delay, extension or termination to the Exchange Agent, or (ii) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by a public announcement thereof. See "-- Amendments; Termination."

INTEREST ON NEW NOTES

     Each New Note will bear interest from the most recent date to which interest has been paid or duly provided for on the Existing Note surrendered in exchange for such New Note or, if no such interest has been paid or duly provided for on such Existing Note, from June 18, 1998. Holders of the Existing Notes whose Existing Notes are accepted for exchange will not receive accrued interest on such Existing Notes for any period from and after the last Interest Payment Date to which interest has been paid or duly provided for on such Existing Notes prior to the original issue date of the New Notes or, if no such interest has been paid or duly provided for, will not receive any accrued interest on such Existing Notes, and will be deemed to have waived the right to receive any interest on such Existing Notes accrued from and after such Interest Payment Date or, if no such interest has been paid or duly provided for, from and after June 18, 1998. Interest on the New Notes will be payable semi-annually on each June 15 and December 15, commencing on December 15, 1998.

PROCEDURES FOR TENDERING

     Only a Holder of Existing Notes may tender such Existing Notes in the Exchange Offer. To tender in the Exchange Offer, an Existing Holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with the Existing Notes and any other required documents, to the Exchange Agent so as to be received by the Exchange Agent at the address set forth below prior to 5:00 p.m., New York City time, on the Expiration Date. Delivery of the Existing Notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of such book-entry transfer must be received by the Exchange Agent prior to the Expiration Date.

     By executing the Letter of Transmittal, each Holder will make to the Company the representation set forth below in the second paragraph under the heading "-- Resale of New Notes."

     The tender by an Existing Holder and the acceptance thereof by the Company will constitute an agreement between such Existing Holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

     THE METHOD OF DELIVERY OF EXISTING NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

     Any beneficial owner whose Existing Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered Existing Holder promptly and instruct such registered Existing Holder to tender on such beneficial owner's behalf.

     Signatures on the Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution (as defined below) unless the Existing Notes tendered pursuant thereto (i) are signed by the registered Existing Holder, unless such Existing Holder has completed the box entitled "Special Exchange Instructions" or "Special Delivery Instructions" on the Letter of Transmittal, or (ii) are tendered for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (an "Eligible Institution").

     If the Letter of Transmittal is signed by a person other than the registered Holder of any Existing Notes listed therein, such Existing Notes must be endorsed or accompanied by a properly completed bond power, signed by such registered Existing Holder as such registered Existing Holder's name appears on such Existing Notes, with the signature thereon guaranteed by an Eligible Institution.

     If the Letter of Transmittal or any Existing Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

     All questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered Existing Notes and withdrawal of tendered Existing Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Existing Notes not properly tendered or any Existing Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Existing Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Existing Notes must be cured within such time as the Company shall determine. Although the Company intends to notify Existing Holders of defects or irregularities with respect to tenders of Existing Notes, none of the Company, the Exchange Agent or any other person shall incur any liability for failure to give such notification. Tenders of Existing Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Existing Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering Existing Holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

  Tender of Existing Notes Held Through DTC

     The Exchange Agent and DTC have confirmed that the Exchange Offer is eligible for ATOP, the DTC Automated Tender Offer Program. Accordingly, DTC participants may, in lieu of physically completing and signing the applicable Letter of Transmittal and delivering it to the Exchange Agent, electronically transmit their acceptance of the Exchange Offer by causing DTC to transfer Existing Notes to the Exchange Agent in accordance with DTC's ATOP procedures for transfer. DTC will then send an Agent's Message (as defined below) to the Exchange Agent.

     The term "Agent's Message" means a message transmitted by DTC, received by the Exchange Agent and forming part of the Book-Entry Confirmation, which states that DTC has received an expressed acknowledgment from a participant in DTC that is tendering Existing Notes which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the applicable Letter of Transmittal (or, in the case of an Agent's Message relating to guaranteed delivery, that such participant has received and agrees to be bound by the applicable Notice of Guaranteed Delivery), and that the Company may enforce such agreement against such participant.

     PERSONS TENDERING EXISTING NOTES THROUGH ATOP THEREBY AGREE TO BE BOUND BY THE LETTER OF TRANSMITTAL AND WILL BE DEEMED TO HAVE MADE THE REPRESENTATION SET FORTH BELOW IN THE SECOND PARAGRAPH UNDER THE HEADING "-- RESALE OF NEW NOTES."

  Book-entry Delivery Procedures

     Within two business days after the date hereof, the Exchange Agent will establish accounts with respect to the Existing Notes at DTC, for purposes of the Exchange Offer. Any financial institution that is a participant in DTC may make book-entry delivery of the Existing Notes by causing DTC to transfer such Existing Notes into the Exchange Agent's account at DTC in accordance with DTC procedures for such transfer. Timely book-entry delivery of Existing Notes pursuant to the Exchange Offer, however, requires receipt of a Book-Entry Confirmation prior to the Expiration Date. In addition, although delivery of Existing Notes may be effected through book-entry transfer into the Exchange Agent's account at DTC, the Letter of Transmittal (or a manually signed facsimile thereof), together with any required signature guarantees and any other required documents, or an Agent's Message in connection with a book-entry transfer, must, in any case, be delivered or transmitted to and received by the Exchange Agent prior to the Expiration Date to receive New Notes for tendered Existing Notes, or the guaranteed delivery procedure described below must be complied with. Tender will not be deemed made until such documents or Agent's Message are received by the Exchange Agent. Delivery of documents or information to DTC does not constitute delivery to the Exchange Agent.

GUARANTEED DELIVERY PROCEDURES

     Existing Holders who wish to tender their Existing Notes and (i) whose Existing Notes are not immediately available, (ii) who cannot deliver their Existing Notes, the Letter of Transmittal or any other required documents to the Exchange Agent, or (iii) who cannot complete the procedures for book-entry transfer, prior to the Expiration Date, may effect a tender if:

          (a) the tender is made through an Eligible Institution;

          (b) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the Existing Holder, the certificate number(s) of such Existing Notes and the principal amount of Existing Notes tendered, stating that the tender is being made thereby and guaranteeing that, on or prior to three New York Stock Exchange trading days after the Expiration Date, the Letter of Transmittal (or facsimile thereof), together with the certificate(s) representing the Existing Notes (or a confirmation of book-entry transfer of such Existing Notes into the Exchange Agent's account at DTC) and any other documents required by the Letter of Transmittal, will be deposited by the Eligible Institution with the Exchange Agent; and

          (c) such properly completed and executed Letter of Transmittal (or facsimile thereof), as well as the certificate(s) representing all tendered Existing Notes in proper form for transfer (or a confirmation of book-entry transfer of such Existing Notes into the Exchange Agent's account at DTC) and all other documents required by the Letter of Transmittal, are received by the Exchange Agent within three New York Stock Exchange trading days after the Expiration Date.

     Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to Existing Holders who wish to tender their Existing Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWALS OF TENDERS

     Except as otherwise provided herein, tenders of Existing Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

     To withdraw a tender of Existing Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at the address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Existing Notes to be withdrawn (the "Depositor"), (ii) identify the Existing Notes to be withdrawn (including the certificate number(s) and principal amount of such Existing Notes, or, in the case of Existing Notes transferred by book-entry transfer, the name and number of the account at DTC to be credited), (iii) be signed by the Existing Holder in the same manner as the original signature on the Letter of Transmittal by which such Existing Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee register the transfer of such Existing Notes into the name of the person withdrawing the tender, and (iv) specify the name in which any such Existing Notes are to be registered, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time or receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Existing Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no New Notes will be issued with respect thereto unless the Existing Notes so withdrawn are validly retendered. Any Existing Notes which have been tendered but which are not accepted for exchange will be returned to the Holder thereof without cost to such Existing Holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Existing Notes may be retendered by following one of the procedures described above under "-- Procedures for Tendering" at any time prior to the Expiration Date.

AMENDMENTS; TERMINATION

     Notwithstanding any other term of the Exchange Offer, the Company shall not be required to accept for exchange, or to exchange New Notes for any Existing Notes, and may amend or terminate the Exchange Offer in its sole discretion before the acceptance of such Existing Notes. By way of example, the following constitute some, but not all, of the reasons for which the Company might choose to amend or terminate the Exchange Offer:

          (a) in the opinion of counsel to the Company, the Exchange Offer or any part thereof contemplated herein violates any applicable law or interpretation of the Staff;

          (b) any action or proceeding shall have been instituted or threatened in any court or by any governmental agency which might materially impair the ability of the Company to proceed with the

     Exchange Offer or any material adverse development shall have occurred in any existing action or proceeding with respect to either the Company or the Guarantors, if any;

          (c) any governmental approval has not been obtained, which approval the Company shall deem necessary for the consummation of the Exchange Offer as contemplated hereby;

          (d) any cessation of trading on the Nasdaq Stock Market or any exchange, or any banking moratorium, shall have occurred, as a result of which the Company is unable to proceed with the Exchange Offer; or

          (e) a stop order shall have been issued by the Commission or any state securities authority suspending the effectiveness of the Exchange Offer Registration Statement or proceedings shall have been initiated or, to the knowledge of the Company, threatened for that purpose.

     In its sole discretion, the Company may (i) refuse to accept any Existing Notes and return all tendered Existing Notes to the tendering Existing Holders,
(ii) extend the Exchange Offer and retain all Existing Notes tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of Existing Holders to withdraw such Existing Notes (see "-- Withdrawals of Tenders"), or (iii) accept all properly tendered Existing Notes which have not been validly withdrawn.

EXCHANGE AGENT

     State Street Bank and Trust Company of California, N.A., will act as Exchange Agent for the Exchange Offer with respect to the Existing Notes.

     Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal for the Existing Notes and requests for copies of the Notice of Guaranteed Delivery should be directed to the Exchange Agent, addressed as follows:

        By Hand, Overnight Courier     State Street Bank and Trust Company of
          or Mail:                     California, N.A. Exchange Agent
                                       c/o State Street Bank and Trust Company
                                       2 International Place, 4th Floor
                                       Boston, MA 02110
                                       Attention: Kellie Mullen, Corporate Trust Department
        By Facsimile:                  617-664-5290
        Confirm by Telephone:          617-664-5587

FEES AND EXPENSES

     The required expenses of soliciting Existing Notes for exchange will be borne by the Company. The principal solicitation is being made by mail by the Exchange Agent. However, additional solicitation may be made by telephone, facsimile or in person by officers and regular employees of the Company and its affiliates and by persons so engaged by the Exchange Agent.

     The Company will pay the Exchange Agent reasonable and customary fees as negotiated for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith and pay other registration expenses, including fees and expenses, as negotiated, of the Trustee (as defined), filing fees, blue sky fees and printing and distribution expenses.

RESALE OF NEW NOTES

     The Company is making the Exchange Offer in reliance on the position of the Staff as set forth in the Exxon Capital No-Action Letter, the Morgan Stanley No-Action Letter and the Shearman & Sterling No-Action Letter, and other interpretive letters addressed to third parties in other transactions. However, the Company has not sought its own interpretive letter addressing such matters and there can be no assurance that the Staff would make a similar determination with respect to the Exchange Offer as it has in such interpretive letters to third parties. Based on these interpretations by the Staff, and subject to the two immediately following sentences, the Company believes that New Notes issued pursuant to this Exchange Offer in exchange for Existing Notes may be offered for resale, resold and otherwise transferred by a Holder thereof (other than a Holder who is a broker-dealer) without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such New Notes are acquired in the ordinary course of such Holder's business and that such Holder is not participating, and has no arrangement or understanding with any person to participate, in a distribution (within the meaning of the Securities Act) of such New Notes. However, any Holder of Existing Notes who (i) is an "affiliate" of the Company (within the meaning of Rule 405 under the Securities Act), (ii) does not acquire such New Notes in the ordinary course of its business, (iii) intends to participate in the Exchange Offer for the purpose of distributing New Notes, or (iv) is a broker-dealer who purchased such Existing Notes directly from the Company, (a) will not be able to rely on the interpretations of the Staff set forth in the above-mentioned interpretive letters, (b) will not be permitted or entitled to tender such Existing Notes in the Exchange Offer, and
(c) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or other transfer of such Existing Notes unless such sale is made pursuant to an exemption from such requirements. In addition, as described below, an Exchanging Dealer may be deemed a statutory "underwriter" within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such New Notes.

     Each Holder of Existing Notes who wishes to exchange Existing Notes for New Notes in the Exchange Offer will be required to represent that (i) it is not an affiliate of the Company, (ii) any New Notes to be received by it are being acquired in the ordinary course of its business, (iii) it has no arrangement or understanding with any person to participate in and (iv) it is not engaged in, and does not intend to engage in, a distribution (within the meaning of the Securities Act) of such New Notes. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it acquired the Existing Notes for its own account as a result of market-making activities or other trading activities (and not directly from the Company) and must agree that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, such an Exchanging Dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. Based on the position taken by the Staff in the interpretive letters referred to above, the Company believes that Exchanging Dealers may fulfill their prospectus delivery requirements with respect to the New Notes received upon exchange of such Existing Notes with a prospectus meeting the requirements of the Securities Act, which may be the prospectus prepared for an exchange offer so long as it contains a description of the plan of distribution with respect to the resale of such New Notes. Accordingly, this Prospectus, as it may be amended or supplemented from time to time, may be used by an Exchanging Dealer during the period referred to below in connection with resales of New Notes received in exchange for Existing Notes where such Existing Notes were acquired by such Exchanging Dealer for its own account as a result of market-making or other trading activities. Subject to certain provisions set forth in the Registration Rights Agreement, the Company has agreed that this Prospectus, as it may be amended or supplemented from time to time, may be used by an Exchanging Dealer in connection with resales of such New Notes for a period of 180 days following effectiveness of the Exchange Offer Registration Statement. See "Plan of Distribution." Any Exchanging Dealer who is an affiliate of the Company may not rely on such interpretive letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. See "The Exchange Offer -- Resales of New Notes."

     In that regard, each Exchanging Dealer who surrenders Existing Notes pursuant to the Exchange Offer will be deemed to have agreed, by execution of the Letter of Transmittal, that, upon receipt of notice from the Company of the occurrence of any event or the discovery of any fact which makes any statement contained or incorporated by reference in this Prospectus untrue in any material respect or which causes this Prospectus to omit to state a material fact necessary in order to make the statements contained or incorporated by reference herein, in light of the circumstances under which they were made, not misleading or of the occurrence of certain other events specified in the Registration Rights Agreement, such Exchanging Dealer will suspend the sale of New Notes pursuant to this Prospectus until the Company has amended or supplemented this Prospectus to correct such misstatement or omission and has furnished copies of the amended or supple-mented Prospectus to such Exchanging Dealer or the Company has given notice that the sale of the New Notes may be resumed, as the case may be.

CONSEQUENCES OF FAILURE TO EXCHANGE

     As a result of the making of this Exchange Offer, the Company will have fulfilled certain of its obligations under the Registration Rights Agreement, and Holders of Existing Notes who do not tender their Notes, except for certain instances involving the Initial Purchasers or Existing Holders who are not eligible to participate in the Exchange Offer, will not have any further registration rights under the Registration Rights Agreement or otherwise or rights to receive Additional Interest for failure to register. Accordingly, any Holder of Existing Notes that does not exchange that Holder's Existing Notes for New Notes will continue to hold the untendered Existing Notes and will be entitled to all the rights and subject to all the limitations applicable thereto under the Indenture, except to the extent that such rights or limitations, by their terms, terminate or cease to have further effectiveness as a result of the Exchange Offer.

     The Existing Notes that are not exchanged for New Notes pursuant to the Exchange Offer will remain restricted securities. Accordingly, such Existing Notes may be resold only (i) to a person who the seller reasonably believes is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A, in a transaction meeting the requirements of Rule 144A under the Securities Act, (ii) in accordance with another exemption from the registration requirements of the Securities Act (and based upon an opinion of counsel if the Company so requests), (iii) to the Company, or (iv) pursuant to an effective registration statement, and, in each case, in accordance with any applicable securities laws of any State of the United States or any other applicable jurisdiction.

OTHER MATTERS

     Participation in the Exchange Offer is voluntary and Existing Holders should carefully consider whether to accept. Holders of the Existing Notes are urged to consult their financial and tax advisors in making their own decision on what action to take.

     The Company may in the future seek to acquire untendered Existing Notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. The Company has no present plans to acquire any Existing Notes that are not tendered in the Exchange Offer or to file a registration statement to permit resales of any untendered Existing Notes.

                                USE OF PROCEEDS

     The Company will not receive any cash proceeds from the Exchange Offer. In consideration for issuing the New Notes in exchange for Existing Notes as described in this Prospectus, the Company will receive Existing Notes in like principal amount. The Existing Notes surrendered in exchange for the New Notes will be retired and canceled.

     The terms and conditions of the Existing Notes to be retired and canceled in the Exchange Offer are identical in all material respects to those of the New Notes, except that the New Notes will be registered securities whereas the Existing Notes are not, and except that holders of the New Notes will not be entitled to registration rights and will not be entitled to Additional Interest under the Registration Rights Agreement.

     The net proceeds from the sale of the Existing Notes (after deducting the estimated fees, expenses and hedging costs in connection with the Offering) were approximately $109.6 million.

     The Company used approximately $87.0 million of the net proceeds from the sale of the Existing Notes to repay indebtedness previously outstanding under the Old Credit Facility and expects to use the remainder of the net proceeds for general corporate purposes, including acquisitions.

     Proceeds from the Old Credit Facility were used to, among other things, fund capital expenditures and acquisitions. Borrowings under the Old Credit Facility bore interest at the lender's base rate or margins ranging from 0.375% to 0.625% over LIBOR (based on the Company's funded debt ratio). The Company terminated the Old Credit Facility in July 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of September 30, 1998.

                                                              SEPTEMBER 30, 1998
                                                              ------------------
Cash and cash equivalents...................................       $ 24,501
                                                                   ========
Long term debt (including current maturities):
  Other notes payable and capital lease obligations.........         13,590
  Existing notes............................................        115,000
                                                                   --------
  Total debt................................................        128,590
  Total stockholders' equity................................         78,217
                                                                   --------
          Total capitalization..............................       $206,807
                                                                   ========

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table presents selected consolidated financial data for the Company. The selected income statement and balance sheet data for the years ended December 31, 1993, 1994, 1995, 1996 and 1997 are derived from the consolidated financial statements of the Company, which consolidated financial statements have been audited by PricewaterhouseCoopers LLP, independent public accountants. The selected income statement data for the nine months ended September 30, 1997 and 1998 are derived from the unaudited consolidated financial statements of the Company although such information has been prepared on the same basis as the Company's audited financial statements and, in the opinion of management, contain all adjustments, consisting of normal recurring adjustments and the adjustments described in note 1, necessary for a fair presentation of the financial position and results of operations of the Company. The results of operations for the nine months ended September 30, 1998 are not necessarily indicative of results for the full fiscal year. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related notes thereto, included elsewhere in this Prospectus.

                                                                                                          NINE MONTHS ENDED
                                                                  YEAR ENDED DECEMBER 31,                   SEPTEMBER 30,
                                                     -------------------------------------------------   -------------------
                                                      1993      1994      1995       1996       1997       1997       1998
                                                     -------   -------   -------   --------   --------   --------   --------
                                                                             (DOLLARS IN THOUSANDS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Net sales........................................  $55,752   $69,603   $86,766   $108,298   $193,327   $139,511   $172,528
  Costs and expenses:
      Database and production costs................   13,973    18,153    23,999     29,272     55,090     38,674     49,469
      Selling, general and administrative..........   23,072    28,249    37,724     45,766     80,203     59,396     91,696
      Depreciation and amortization................    2,651     3,125     3,469      4,855     34,415     24,397     20,784
      Provision for litigation settlement..........       --        --        --         --         --         --      4,500
      Acquisition-related and restructuring
        charges(1).................................       --        --        --     21,500     56,098     56,098     15,468
                                                     -------   -------   -------   --------   --------   --------   --------
        Total costs and expenses...................   39,696    49,527    65,192    101,393    225,806    178,565    181,917
                                                     -------   -------   -------   --------   --------   --------   --------
  Operating income (loss)..........................   16,056    20,076    21,574      6,905    (32,479)   (39,054)    (9,389)
  Other income (expense):
      Investment income............................    1,172     1,109     1,322      3,194      3,748      2,513     16,306
      Interest expense.............................     (298)     (247)     (157)      (209)    (4,098)    (2,687)    (6,225)
      Other........................................       --        --        --       (943)        --         --         --
                                                     -------   -------   -------   --------   --------   --------   --------
  Income (loss) before income taxes and
    discontinued operations........................   16,930    20,938    22,739      8,947    (32,829)   (39,228)       692
  Income taxes.....................................    5,941     7,710     8,421      3,400      6,987      4,299      4,907
                                                     -------   -------   -------   --------   --------   --------   --------
  Income (loss) from continuing operations.........   10,989    13,228    14,318      5,547    (39,816)   (43,527)    (4,215)
  Loss on discontinued operations(2)...............     (214)     (404)   (2,317)      (355)        --         --         --
  Loss from abandonment of subsidiary(2)...........       --        --        --     (1,373)        --         --         --
                                                     -------   -------   -------   --------   --------   --------   --------
  Net income (loss)................................  $10,775   $12,824   $12,001   $  3,819   $(39,816)  $(43,527)  $ (4,215)
                                                     =======   =======   =======   ========   ========   ========   ========
OTHER DATA:
  EBITDA, as adjusted(3)...........................  $18,707   $23,201   $25,043   $ 33,260   $ 58,034   $ 41,441   $ 31,363
  EBITDA, as adjusted, margin(4)...................     33.6%     33.3%     28.9%      30.7%      30.0%      29.7%      18.2%
  Capital expenditures(5)..........................  $ 1,749   $ 3,580   $ 4,066   $  9,204   $ 15,178   $ 10,975   $ 22,133
  Ratio of earnings to fixed charges(6)............    56.7x     83.1x    122.0x      30.5x         --         --        1.1x
CONSOLIDATED BALANCE SHEET DATA (AT PERIOD END):
  Cash and cash equivalents........................  $ 8,511   $13,491   $11,999   $  7,497   $ 10,653   $ 10,171   $ 24,501
  Working capital..................................   30,765    35,411    45,363     45,727     60,007     62,353     60,775
  Total assets.....................................   61,027    77,783    91,241    107,877    194,911    196,035    263,989
  Long-term debt, including current portion........    4,587     3,821     2,039      1,135     82,000     82,167    128,590
  Stockholders' equity.............................   50,665    63,326    76,084     87,605     80,236     76,676     78,217

---------------
(1) In 1996, represents the write-off of purchased in-process research and development costs of approximately $10.0 million relating to the acquisition of Digital Directory Assistance and approximately $11.5 million related to the change in estimated useful lives of assets based on management's evaluation of certain intangibles related to acquisitions prior to 1995. In 1997, represents the write-off of purchased in-process research and development costs of $49.2 million and other restructuring costs of $2.6 million relating to the acquisition of DBA and purchased in-process research and development costs of $4.3 million relating to the acquisition of Pro CD. For the nine month period ended September 30, 1998, represents charges of $9.2 million for the write-off of purchased in-process research and development costs relating to the acquisition of Walter Karl, $3.0 million of costs associated with the Company's bid to acquire Metromail Corporation and $3.3 million for restructuring and other costs.

(2) During 1995, the Company sold American Business Communications for $3.0 million in the form of a non-recourse promissory note. The aggregate losses from discontinued operations from this disposition were approximately $3.3 million from 1993 through 1996. In addition, in 1996 the Company recorded a loss of $1.4 million attributable to the default by the purchaser on the non-recourse promissory note delivered to the Company in this transaction.

(3) "EBITDA, as adjusted," is defined as operating income (loss) adjusted to exclude depreciation, amortization of intangible assets, provision for litigation settlement and acquisition-related and restructuring charges. EBITDA, as adjusted, is presented because it is a widely accepted indicator of a company's ability to incur and service debt. However, EBITDA, as adjusted, does not purport to represent cash provided by operating activities as reflected in the Company's consolidated statements of cash flows, is not a measure of financial performance under generally accepted accounting principles ("GAAP") and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Also, the measure of EBITDA, as adjusted, may not be comparable to similar measures reported by other companies.

(4) "EBITDA, as adjusted, margin" is defined as EBITDA, as adjusted, divided by net sales.

(5) Capital expenditures includes purchases of property and equipment, certain consumer database costs and software development costs.

(6) The ratio of earnings to fixed charges is determined by dividing the sum of income before income taxes and interest expense by interest expense. Earnings were inadequate to cover fixed charges in 1997 and the nine months ended September 30, 1997 by $32,829 and $39,228, respectively. Adjusted to eliminate non-cash acquisition-related and restructuring charges of $56,098 for 1997 and the nine months ended September 30, 1997, respectively, such earnings would have exceeded fixed charges by $23,269 and $16,870, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with "Selected Historical Consolidated Financial Information," and the Consolidated Financial Statements of the Company and the notes thereto included elsewhere in this Prospectus. The results shown herein are not necessarily indicative of the results to be expected in any future period.

OVERVIEW

     The Company is a leading provider of business and consumer marketing information products and data processing services that assist its clients in finding new customers and generating new business. The Company's key assets include a proprietary database of over 11 million businesses and a consumer database of over 113 million households and over 180 million individuals in the United States and Canada, which the Company believes are the most comprehensive and accurate available. The Company leverages these key assets by selling a wide range of information products and data processing services through multiple distribution channels primarily to small and medium-size businesses and also to consumers and large corporations.

     Sales lead generation products, data processing services and consumer CD-ROM products accounted for 63.7%, 26.6% and 9.7%, respectively, of the Company's net sales for the nine months ended September 30, 1998. Historically, the Company's revenue has been derived predominantly through the sale of its sales lead generation products. The Company began to recognize significant revenue from its data processing services in 1997 and revenue from its consumer CD-ROM products increased substantially between 1993 and 1997. Over three quarters of the Company's net sales in 1997 were attributable to customers who had previously purchased the Company's products and services. The Company estimates that no customer represented greater than approximately 8.0% of net sales in 1997. From 1993 to 1997, the Company's net sales increased at a compounded annual rate of 36.5% to $193.3 million from $55.8 million through internal growth and acquisitions.

     The Company's net sales are generated from the sale of its products and services and the licensing of its data to third parties. Revenue from the sale of products and services is generally recognized when the product is delivered or the services are performed. Generally, a majority of revenue from data licensing is recognized at the time the initial set of data is delivered, with the remaining portion being deferred and recognized over the license term as the Company provides updated information. The Company's operating expenses are determined in part based on the Company's expectations of future revenue growth and are substantially fixed in the short term. As a result, unexpected changes in revenue will have a disproportionate effect on financial performance in any given period. The Company's database and production costs are generally expensed as incurred and relate principally to maintaining, verifying and updating its databases, fulfilling customer orders and the direct costs associated with the production of CD-ROM titles. Costs to develop new databases are capitalized by the Company and amortized upon the successful completion of the databases over a period not to exceed 5 years. Selling, general and administrative expenses consist principally of salaries and benefits associated with the Company's sales force as well as costs associated with its catalogs and other promotional materials.

     Since 1996, database and production costs have increased as a percentage of net sales as a result of higher costs associated with data processing services and CD-ROM production. To the extent that data processing and CD-ROM sales constitute a greater percentage of net sales, the Company expects database and production costs to increase as a percentage of net sales in the future.

     The Company is building infrastructure for continued growth and increased sales and has heightened its investment in field sales operations and direct marketing activities. As a result, selling, general and administrative expenses have grown substantially. Since 1996, the overall increase in selling, general and administrative expenses has been more than offset by the overall increase in the sales of data processing services and CD-ROM products, which bear a slightly lower selling, general and administrative cost margin than the same margin associated with the net sales of sales lead generation products. As a result, selling, general and administrative expenses have decreased as a percentage of net sales since 1996. To the extent that data processing and CD-ROM sales constitute a greater percentage of net sales, the Company expects selling, general and administrative costs to decrease as a percentage of net sales in the future.

     The Company has supplemented its internal growth through strategic acquisitions. The Company has completed eight significant acquisitions since mid-1996. Through these acquisitions, the Company has increased its presence in the consumer marketing information industry, greatly increased its ability to provide data processing solutions, added two consumer CD-ROM product lines, increased its presence in list management and list brokerage services and broadened its offerings of business marketing information. The following table summarizes these acquisitions:

                                                                                       TRANSACTION
                                                                                          VALUE
      ACQUIRED COMPANY                      KEY ASSET                DATE ACQUIRED   (IN MILLIONS)(1)
      ----------------                      ---------                -------------   ----------------
Digital Directory Assistance  Consumer CD-ROM Products               August 1996           $ 17
County Data Corporation       New Businesses Database                November 1996         $ 11
Marketing Data Systems        Data Processing Services               November 1996         $  3
BJ Hunter                     Canadian Business Database             December 1996         $  3
DBA                           Consumer Database and Data Processing  February 1997         $105
                                Services
Pro CD                        Consumer CD-ROM Products               August 1997           $ 18
Walter Karl                   Data Processing and List Management    March 1998            $ 18
                                Services
JAMI Marketing                List Management Services               May 1998              $ 13

---------------
(1) Transaction value includes total consideration paid including cash paid, debt issued and stock issued plus long-term debt repaid or assumed at the date of acquisition plus, in the case of DBA, a subsequent purchase price adjustment in October 1997.

     The Company incurred acquisition-related charges to operations, consisting of the write-off of acquired in-process research and development and other restructuring charges of an aggregate of approximately $21.5 million in 1996 in connection with the acquisition of Digital Directory Assistance and the change in estimated useful lives of certain intangibles related to acquisitions prior to 1995, $56.1 million in 1997 in connection with the acquisitions of DBA and Pro CD and $14.3 million in 1998 in connection with the acquisitions of Walter Karl and for certain other acquisition-related and restructuring charges. In addition, the Company expects to amortize goodwill and other intangibles over periods of 1 to 15 years in connection with acquisitions completed since mid-1996. The Company's results for 1997 do not include the operations of Walter Karl or JAMI Marketing. In connection with future acquisitions, the Company expects that it will be required to incur additional acquisition-related charges to operations and to amortize additional amounts of goodwill and other intangibles over future periods. While there are currently no binding commitments with respect to any particular future acquisitions, the Company frequently evaluates the strategic opportunities available to it and intends to pursue strategic acquisitions of complementary products, technologies or businesses that it believes fit its business strategy. See Note 2 to the unaudited consolidated financial statements at September 30, 1998 and Notes 2, 3, 6, 16 and 18 of Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

     The following table sets forth the periods indicated, certain items from the Company's statement of operations data expressed as a percentage of net sales:

                                                                                          NINE MONTHS
                                                                                             ENDED
                                                             YEAR ENDED DECEMBER 31,     SEPTEMBER 30,
                                                             -----------------------    ----------------
                                                             1995     1996     1997     1997       1998
                                                             -----    -----    -----    -----      -----
Net sales..................................................  100.0%   100.0%   100.0%   100.0%     100.0%
Costs and expenses:
  Database and production costs............................   27.7     27.0     28.5     27.7       28.7
  Selling, general and administrative......................   43.5     42.3     41.5     42.6       53.1
  Depreciation and amortization............................    4.0      4.5     17.8     17.5       12.0
  Provision for litigation settlements.....................     --       --       --       --        2.6
  Acquisition-related charges..............................     --     19.9     29.0     40.2        9.0
                                                             -----    -----    -----    -----      -----
         Total costs and expenses..........................   75.2     93.7    116.8    128.0      105.4
                                                             -----    -----    -----    -----      -----
Operating income (loss)....................................   24.8      6.3    (16.8)   (28.0)      (5.4)
Other income, net:.........................................    1.3      1.9       --      (.1)       5.8
                                                             -----    -----    -----    -----      -----
  Income (loss) before income taxes........................   26.1      8.2    (16.8)   (28.1)       0.4
Income taxes...............................................    9.7      3.1      3.6      3.1        2.8
                                                             -----    -----    -----    -----      -----
Income (loss) from continuing operations...................   16.4      5.1    (20.4)   (31.2)      (2.4)
Loss on discontinued operations and abandonment of
  subsidiary...............................................    2.7      1.6       --       --         --
                                                             -----    -----    -----    -----      -----
  Net income (loss)........................................   13.7%     3.5%   (20.4)%  (31.2)%     (2.4)%
                                                             =====    =====    =====    =====      =====
EBITDA, as adjusted(1).....................................   28.9%    30.7%    30.0%    29.7%      18.2%
                                                             =====    =====    =====    =====      =====

---------------

(1) "EBITDA, as adjusted," is defined as operating income (loss) adjusted to exclude depreciation, amortization of intangible assets, provision for litigation settlement and acquisition-related and restructuring charges. EBITDA, as adjusted, is presented because it is a widely accepted indicator of a company's ability to incur and service debt. However, EBITDA, as adjusted, does not purport to represent cash provided by operating activities as reflected in the Company's consolidated statements of cash flows, is not a measure of financial performance under generally accepted accounting principles ("GAAP") and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Also, the measure of EBITDA, as adjusted, may not be comparable to similar measures reported by other companies.

NINE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED TO 1997

NET SALES

     For the nine months ended September 30, 1998 net sales were $172.5 million, a 23.7% increase from $139.5 million for the same period in 1997. Net sales of sales lead generation products for the nine months ended September 30, 1998 were $109.9 million, a 16.3% increase from $94.5 million for the same period in 1997. Factors contributing to an increase in net sales of sales products include the enhancement of existing and development of new sales lead generation products and the increase in the number of mailing pieces mailed from 21.3 million during the first nine months of 1997 to 30.0 million during the same period of 1998. Net sales of data processing services for the nine months ended September 30, 1998 were $45.9 million, a 48.5% increase from $30.9 million for the same period in 1997. Net sales of consumer CD-ROM products for the nine months ended September 30, 1998 were $16.7 million, an 18.4% increase from $14.1 million for the same period in 1997. Although the Company experienced an increase in net sales of consumer CD-ROM products for the nine months ended September 30, 1998 versus the same period in 1997, a portion of the increase relates to the acquisition of Pro CD during August 1997, as the Company recorded the results of operations for Pro CD for only two months of the nine months ended September 30, 1997.

     Amounts and percentages for the nine months ended September 30, 1998 and 1997, respectively, may not be fully comparable from period to period due to the acquisition of the Database America Companies ("DBA") in February 1997, Pro CD in August 1997, Walter Karl in March 1998 and JAMI in June 1998. During the third quarter of 1998, a major customer of data processing services informed the Company that it would cancel certain direct mail activities requiring the Company's services, adversely affecting net sales of data processing services previously described. The Company believes that the cancellation of services provided to this customer may cause a decline in future data processing services net sales.

DATABASE AND PRODUCTION COSTS

     For the nine month period ended September 30, 1998, database and production costs were $49.5 million, or 28.7% of net sales, compared to $38.7 million, or 27.7% of net sales for the same period in 1997. The increase in database and production costs as a percentage of net sales is principally the result of the write-down of $0.9 million the Company recorded during the third quarter of 1998 on its remaining 1998 consumer CD-ROM product inventory on hand.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses for the nine month period ended September 30, 1998 were $91.7 million, or 53.1% of net sales, compared to $59.4 million, or 42.6% of net sales for the same period in 1997. The increase in selling, general and administrative expenses as a percentage of net sales is principally the result of the Company's increase in estimates for reserves related to price protection and cooperative advertising for consumer CD-ROM products and additions to other general reserves totalling $12.1 million.

DEPRECIATION AND AMORTIZATION EXPENSES

     Depreciation and amortization expenses for the nine month period ended September 30, 1998 were $20.8 million, or 12.0% of net sales, compared to $24.4 million, or 17.5% of net sales for the same period in 1997. Amortization of acquired database costs and purchased data processing software associated with the acquisition of the Database America Companies (DBA) in February 1997 totaled $5.1 million and $15.8 million for the nine months ended September 30, 1998, and 1997, respectively.

     Excluding amortization on acquired database costs and purchased data processing software associated with the acquisition of DBA in February 1997, depreciation and amortization expenses were $15.7 million and $8.6 million for the nine month periods ended September 30, 1998 and 1997, respectively. The increase relates primarily to amortization of intangibles for acquisitions recorded since June 1997, including Pro CD in August 1997, Walter Karl in March 1998, and JAMI Marketing Services in June 1998.

PROVISION FOR LITIGATION SETTLEMENT

     The Company recorded a provision for litigation settlement of $4.5 million during the third quarter of 1998 related to a dispute which is reflected in the accompanying consolidated statements of operations. See Note 8 of the Notes to the Consolidated Financial Statements for additional information regarding the dispute.

ACQUISITION-RELATED AND RESTRUCTURING CHARGES

     For the nine month period ended September 30, 1998, in addition to the write-off of purchased in-process research and development costs of $9.2 million for Walter Karl described in Note 2 of the Notes to the Consolidated Financial Statements, included in acquisition-related and restructuring charges in the accompanying consolidated statement of operations are: $3.0 million of costs associated with the Company's bid to acquire Metromail Corporation, $0.7 million associated with the Company's offering to sell Class A Common Stock which was not completed, $1.4 million for restructuring costs related to the Company's compilation and sales activities for new businesses enacted during the first quarter of 1998, and $1.2 million for restructuring costs related to certain cost reduction measures enacted during the third quarter of 1998.

     These acquisition-related and restructuring charges totaled $15.5 million, and represented 9.0% of net sales during the nine months ended September 30, 1998. As part of the acquisition of the Database America Companies in February 1997 and Pro CD in August 1997, the Company recorded charges totaling $56.1 million, or 40.2% of net sales, during the nine months ended September 30, 1997 for the write-off of acquired in-process research and development costs as well as other related integration and organizational restructuring costs.

OPERATING INCOME (LOSS)

     Including the factors previously described, the Company had an operating loss of $(9.4) million, or (5.4)% of net sales for the nine month period ended September 30, 1998, as compared to an operating loss of $(39.1) million, or (28.0)% of net sales for the same period in 1997.

OTHER INCOME (EXPENSE), NET

     Other income (expense), net for the nine months ended September 30, 1998 and 1997 was $10.1 million and $(0.2) million, respectively. During the second quarter of 1998, the Company recorded a realized gain of $16.5 million on the disposition of its holdings in Metromail Corporation common stock. This realized gain was partially offset during the second quarter of 1998 when the Company recorded a loss of $2.0 million on the write-off of an investment classified in other assets in the accompanying consolidated balance sheets.

INCOME TAXES

     A provision for income taxes of $4.9 million and $4.3 million was recorded for the nine months ended September 30, 1998, and 1997, respectively. Acquisition-related charges of $9.2 million and $49.2 million were included in income before income taxes during the nine months ended September 30, 1998 and 1997, respectively, but are not deductible for tax purposes. The provision for these periods also reflect the inclusion of amortization on certain intangibles in taxable income not deductible for tax purposes.

EBITDA, AS ADJUSTED

     Excluding the provision for litigation settlement, acquisition-related and restructuring charges previously described, the Company's EBITDA, as adjusted, was $31.4 million, or 18.2% of net sales, during the nine months ended September 30, 1998, compared to $41.4 million, or 29.7% of net sales, during the same period of 1997.

1997 COMPARED TO 1996

     Net Sales. Net sales for 1997 were $193.3 million, a 78.5% increase from $108.3 million in 1996. Of this increase, approximately $54.4 million were attributable to the net sales of DBA for the period from February 1, 1997, the date of acquisition, through December 31, 1997. In addition, net sales in 1996 and 1997 also increased as a result of acquisitions completed in the third and fourth quarters of 1996.

     Net sales of sales lead generation products for 1997 were $128.9 million, a 43.7% increase from $89.7 million in 1996. Excluding the effect of acquisitions completed after July 1996, net sales of sales lead generation products for 1997 were $106.8 million, a 18.9% increase from 1996. Net sales of sales lead generation products attributable to acquired companies and included in 1997 were approximately $22.0 million, or 17.1% of net sales.

     Net sales of data processing services for 1997 were $42.7 million, as compared to $4.6 million in 1996. This increase is directly attributable to the acquisitions of DBA and Marketing Data Systems.

     Net sales of consumer CD-ROM products for 1997 were $21.7 million, a 56.1% increase from $13.9 million in 1996. This increase was primarily attributable to the acquisitions of Digital Directory Assistance in August 1996 and Pro CD in August 1997.

     Database and Production Costs. Database and production costs for 1997 were $55.1 million, an 88.1% increase from $29.3 million in 1996. These costs constituted 28.5% of net sales in 1997 and 27.0% of net sales in 1996. The increase as a percentage of net sales was the result of higher database and production costs associated with sales of data processing services and CD-ROM products. As previously noted, net sales of data processing services for 1997 were $42.7 million, as compared to $4.6 million in 1996.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses for 1997 were $80.2 million, a 75.1% increase from $45.8 million in 1996. These expenses constituted 41.5% of net sales in 1997 and 42.3% as a percentage of net sales in 1996. This decrease as a percentage of net sales was the result of the increase in net sales of data processing services from 4.2% of total net sales in 1996 to 22.1% of total net sales in 1997. Since 1996, the overall increase in selling, general and administrative expenses as a percentage of net sales has been offset by the overall increase in the sales of data processing services and CD-ROM products, which bear a slightly lower selling, general and administrative cost margin than the same margin associated with the net sales of sales lead generation products.

     Depreciation and Amortization Expenses. Depreciation and amortization expenses for 1997 were $34.4 million, as compared to $4.9 million in 1996. These expenses constituted 17.8% of net sales in 1997, and 4.5% of net sales in 1996. Of such increases, $21.7 million represented amortization of acquired database costs and purchased data processing costs related to the acquisition of DBA, which are being amortized over lives of one or two years. The remaining increase reflects additional depreciation on property and equipment additions and amortization of intangibles for certain other acquisitions recorded since July 1996.

     Acquisition-Related Charges. As part of the acquisition of Digital Directory Assistance in August 1996, the Company recorded charges of $10.0 million in 1996 for purchased in-process research and development costs. Additionally, in September 1996, the Company recorded a charge of $11.5 million due to the change in estimated useful lives based on management's evaluation of the remaining lives of certain intangibles related to acquisitions made prior to 1995. These acquisition-related charges constituted $21.5 million, or 19.9%, of net sales in 1996.

     As part of the acquisition of DBA in February 1997 and Pro CD in August 1997, the Company recorded charges totaling $56.1 million, or 29.0% of net sales, in 1997 for purchased in-process research and development costs as well as other related integration and organizational restructuring costs.

     Operating Income (Loss). As a result of the factors previously described, the Company had an operating loss of $(32.5) million, or (16.8)% of net sales in 1997, as compared to operating income of $6.9 million, or 6.3% of net sales in 1996. Excluding the effect of the amortization and acquisition-related charges previously described, the Company would have had operating income of $45.3 million, or 23.5% of net sales, in 1997, and operating income of $28.4 million, or 26.2% of net sales, in 1996.

     Other Income (Expense), Net. Other income (expense), net for 1997 was $(0.4) million, as compared to $2.0 million in 1996. This decrease was primarily attributable to interest expense incurred on the Old Credit Facility, of which $78.0 million was outstanding at December 31, 1997. The Company did not have a credit facility at December 31, 1996.

     Income Taxes. A provision for income taxes of $7.0 million and $3.4 million was recorded for 1997 and 1996, respectively. A provision was recorded on a pretax loss in 1997 due to non-deductible acquisition related charges and amortization of certain intangibles.

     EBITDA, as adjusted. The Company's EBITDA, as adjusted, was $58.0 million or 30.0% of net sales in 1997, and $33.3 million or 30.7% of net sales in 1996. Including acquisition-related charges previously described, the Company had EBITDA, as adjusted, of $1.9 million, or 1.0% of net sales in 1997, as compared to EBITDA, as adjusted, of $11.8 million, or 10.9% of net sales in 1996.

1996 COMPARED TO 1995

     Net Sales. Net sales for 1996 were $108.3 million, a 24.8% increase from $86.8 million in 1995. Net sales of sales lead generation products for 1996 were $89.7 million, an 18.2% increase from $75.9 million in 1995. Net sales of consumer CD-ROM products for 1996 were $13.9 million, a 73.8% increase from $8.0 million in 1995. Net sales of data processing services were $4.6 million, a 64.3% increase from $2.8 million in 1995.

     Database and Production Costs. Database and production costs for 1996 were $29.3 million, a 22.1% increase from $24.0 million in 1995.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses for 1996 were $45.8 million, a 21.5% increase from $37.7 million in 1995. This increase was primarily attributable to an overall increase in direct marketing activities for all of the Company's products and services, continued investment in the Company's field sales organization and promotional marketing of consumer CD-ROM products, partially offset by a one-time charge of $3.1 million in 1995 to recognize compensation expense related to the repurchase of capital stock from a former officer of the Company.

     Depreciation and Amortization Expenses. Depreciation and amortization of goodwill and other intangibles were $4.9 million in 1996, as compared to $3.5 million in 1995, primarily due to the increased amortization related to acquisitions.

     Acquisition-Related Charges. During the third quarter of 1996, the Company recorded acquisition-related charges to continuing operations of $10.0 million for purchased in-process research and development associated with the acquisition of Digital Directory Assistance and $11.5 million associated with a change in the estimated useful lives of certain intangible assets related to acquisitions prior to 1995.

     Operating Income. As a result of the factors previously described, operating income in 1996 was $6.9 million, as compared to $21.6 million in 1995. Excluding the acquisition-related charges previously described, the Company would have had operating income of $28.4 million, or 26.2% of net sales in 1996.

     Other Income, Net. Other income, net for 1996 was $2.0 million, as compared to $1.2 million in 1995, primarily due to net realized gains of $1.3 million on the sale of marketable securities during 1996 compared to net realized losses of $339,000 on the sale of marketable securities during 1995. Interest expense increased slightly due to the addition of capitalized equipment leases during early 1996. Other expenses consist of a permanent write-down on an equity investment included in other assets of the consolidated balance sheet and costs associated with a pooling-of-interests transaction.

     EBITDA, as adjusted. The Company's EBITDA, as adjusted, was $33.3 million, or 30.7% of net sales, in 1996, compared to EBITDA, as adjusted, of $25.0 million, or 28.9% of net sales, in 1995. Including acquisition-related charges previously described, the Company had EBITDA, as adjusted, of $11.8 million or 10.9% of net sales in 1996, as compared to EBITDA, as adjusted, of $25.0 million or 28.9% of net sales in 1995.

YEAR 2000 COMPLIANCE BY THE COMPANY AND OTHERS

     In 1996 the Company began preparing its computer-based systems for Year 2000 ("Y2k") computer software compliance. The Company's Y2k project covers both traditional computer based systems and infrastructure ("IT Systems") and computer based facilities and equipment ("Non IT Systems"). The Company's project has six phases: Inventory, Assessment, Renovation, Testing, Implementation and Contingency Planning.

     The Company has completed an inventory and assessment of its IT Systems. These systems are over 90% Y2k compliant. The Company expects to correct non-compliant IT Systems by replacing or correcting them by the end of the second quarter 1999 with testing and implementation completed by the end of the third quarter of 1999. The Company has completed an inventory and assessment of its Non-IT Systems. The Company expects to replace any non-compliant Non-IT Systems by the end of the first quarter 1999, with testing and implementation completed by the end of the second quarter of 1999.

     The Company's Y2k project also considers the readiness of significant customers and vendors. Such significant vendors have indicated to the Company an expectation to be Y2k compliant. There are no vendors whose non-compliance will impair the ability of the company to obtain necessary goods or to sell or provide products/services to its customers. Disruptions of the computer systems of the Company's vendors are not expected to have a material adverse effect on the Company's financial conditions and results of operations for the period of such disruption.

     The Company believes that the most reasonable worst case Y2k scenario is that a small number of vendors will be unable to supply goods for a short time after January 1, 2000. As part of its Y2k process, the Company plans to develop contingency plans with respect to such scenarios. No mission-critical systems or facilities necessary for the Company's continued operation are considered to be at risk. Although these plans are yet to be developed, the Company expects that these plans may include a combination of actions including stockpiling of goods and selective resourcing of business to Y2k compliant vendors.

     The Company has incurred approximately $2.25 million of Y2k cost. These costs fall into three categories: 1) systems replacement, 2) specific Y2k assessment effort, and 3) expense cost of Y2k Project office. Future expenses are estimated to include approximately $3.5 million of additional cost. These future costs are expected to be primarily replacement system costs. Such cost estimates are based upon presently available information and may change as the Company continues with its Y2k project. The Company anticipates to pay for its Y2k compliance plan from operating cash flows.

     The above discussion regarding costs, risks and estimated completion dates for Y2k compliance is based on the Company's best estimates given information that is currently available, and is subject to change. Actual costs may substantially exceed the Company's assessment due to unanticipated Y2k problems associated with the Company's IT and non-IT systems and products. Further, failure of the Company's vendors and customers to address Y2k problems in a timely manner may have a greater adverse affect on the Company's business than presently expected.

ACCOUNTING STANDARDS

     In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement is effective for fiscal years beginning after December 15, 1997, which will expand disclosures made by the Company and will have no impact on consolidated financial position, results of operations or cash flows.

     In 1998, the Accounting Standards Committee issued Statement of Accounting Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which is effective for fiscal years beginning after December 15, 1998. The SOP provides guidance on when costs incurred for internal-use computer software are and are not capitalized, and on the accounting for such software that is marketed. The adoption of this SOP is not expected to have a significant impact on consolidated financial position, results of operation or cash flows.

LIQUIDITY AND CAPITAL RESOURCES

     As of September 30, 1998, the Company's principal sources of liquidity included cash and cash equivalents of $24.5 million and marketable securities with a fair market value of $19.0 million. As of September 30, 1998, the Company had working capital of $60.8 million.

     The Company terminated its revolving credit facility with First Union National Bank during July 1998.

     Net cash provided by operating activities during the nine month period ended September 30, 1998 totaled $9.3 million. The Company spent $16.7 million related to property additions during the same period. The Company completed construction in August 1998 of a new facility for the consumer and business database compilation division located in Papillion, Nebraska, at an estimated cost of approximately $10.0 million. The Company is also building a new sales center and data processing services facility in Montebello, New York, with an estimated cost of $10.0 million, which is presently anticipated to be completed in the summer of 2000.

     During the nine months ended September 30, 1998, the Company paid $19.4 million, $12.9 million and $0.5 million in connection with the acquisitions of Walter Karl, JAMI and Contacts Target Marketing, respectively. See Note 2 to the Notes to the Consolidated Financial Statements for additional information related to these acquisitions.

     During May 1998, the Company recorded a realized gain on the disposition of its holdings in the common stock of Metromail Corporation of $16.5 million. The Company recorded gross proceeds on the disposition of the Metromail Corporation common stock of $34.2 million.

     The Company believes that its existing sources of liquidity and cash generated from operations, assuming no major acquisitions, will satisfy the Company's projected working capital and other cash requirements for at least the next 12 months. To the extent the Company experiences growth in the future, the Company anticipates that its operating and investing activities may use cash. Any such future growth and any acquisitions of other technologies, products or companies may require the Company to obtain additional equity or debt financing, which may not be available or may be dilutive.

                                    BUSINESS

GENERAL

     infoUSA is a leading provider of business and consumer marketing information and data processing services that assist its clients in finding new customers and generating new business. The Company's key assets include a proprietary database of over 11 million businesses and a consumer database of over 113 million households and over 180 million individuals in the United States and Canada, which the Company believes are the most comprehensive and accurate available. The Company leverages these key assets by selling a wide range of information products and data processing services through multiple distribution channels primarily to small and medium-size businesses, and also to consumers and large corporations. From 1993 to 1997, the Company's net sales increased at a compounded annual growth rate of 36.5% to $193.3 million from $55.8 million through internal growth and acquisitions.

     Sales lead generation products, data processing services and consumer CD-ROM products accounted for 63.7&, 26.6% and 9.7%, respectively, of the Company's net sales for the nine months ended September 30, 1998. Sales lead generation products include detailed information on a targeted group of businesses or consumers selected from the Company's databases based on a client's specific requirements. These products are offered in a wide variety of customized and pre-packaged formats and can also be accessed via the Internet and telephone. Data processing services include data warehousing and analysis, list enhancement and market research, which enable clients to more effectively analyze and utilize information on both existing and prospective customers. Consumer CD-ROM products are reference tools used primarily by small office/home office businesses and consumers.

     The Company was incorporated in Nebraska in 1972, and reincorporated in Delaware in 1992. The Company's principal executive offices are located at 5711 South 86th Circle, Omaha, Nebraska 68127, and its telephone number is (402) 593-4500.

INDUSTRY OVERVIEW

     The Company believes that the single most important challenge facing businesses is the need to replenish and grow their customer bases. Therefore the Company believes that targeted marketing to businesses and consumers through direct marketing, telesales and field sales has become one of the most cost-effective means to identify and acquire new customers. As competition for customers has heightened, marketing costs have increased while technological advances have made information more accessible and less expensive. As a result, it has become imperative for businesses to utilize their marketing resources more efficiently through the targeted use of information products and data processing services. The growth of business and consumer targeted marketing has created a substantial and ongoing need for accurate and timely information to help identify potential customers from the millions of businesses and hundreds of millions of consumers in the United States and Canada.

     Based on its own databases, the Company estimates that the market for its products and services includes approximately 4.7 million small businesses with less than 20 employees, approximately 100,000 medium-size businesses with 20 to 500 employees, approximately 25,000 larger corporations, approximately 10 million small office/home office businesses and approximately 40 million consumers. The demand for business and consumer data varies among small and medium-size businesses, large corporations and individual consumers. For many small and medium-size businesses with limited resources, business information and related analytical services have become fundamental marketing tools. These businesses require accurate and comprehensive information for sales prospecting, customer targeting and general marketing purposes. The Company believes that traditionally these small and medium-size businesses have been unable to obtain this information because they do not have the resources to collect it themselves and marketing information vendors have not provided them with comprehensive and affordable solutions. Larger corporations typically have their own customer and prospect data but require data processing services to analyze this data to enhance their marketing programs. Finally, consumers require information on a variety of delivery formats primarily for reference purposes. The Company provides a wide range of products and services to meet the information and marketing needs of small and medium-size businesses, consumers and large corporations.

     The Company believes that the increasing demand for sales and marketing information products and data processing services has contributed and will continue to contribute to growth and consolidation in the business and consumer marketing information industry. The Company believes that economies of scale and scope are available in the compilation and maintenance of large and in-depth business and consumer databases that can then be leveraged to meet each segment of demand in the business and consumer information market. The Company also believes that the quality of data processing services is directly dependent upon the scale and scope of the underlying databases. The Company further believes that to optimize the value of a database, the provider of information products and data processing services derived from that database must have a broad range of well established distribution channels.

DATABASES

     The Company believes that its databases are the most comprehensive and accurate in the United States, and that the maintenance and development of these databases will be critical elements of the Company's continued success. The Company continually updates its databases to reflect the formation of new businesses, entities going out of business, changes relating to existing businesses, such as new offices, new officers or new lines of business, and changes of consumer names and addresses. The Company has invested and will continue to invest significant time and resources in the creation, maintenance and enhancement of its databases and related applications software.

     Business Database. The Company's proprietary business database contains information on over 11 million businesses in the United States and Canada. The Company segments the business database into subsets such as growing businesses, small business owners, big businesses, "work at home" businesses, female executives and business owners, corporate affiliations, toll-free telephone numbers and World Wide Web sites. The Company also adds depth to its business database through the addition of data elements such as news headlines, public filings, credit information and business owner biographies. The Company compiles the information in the business database in two stages. First, the Company inputs from approximately 5,000 sources including yellow page directories, state directories, chamber of commerce directories, newspapers, business white pages, and other publicly available sources. Each business entry contains, where available: name of business, street address, city, state, area code and telephone number, fax number, product brands sold by businesses, number of employees, SIC code, key management personnel, franchises, professional specialties, yellow page classification, size of yellow page advertisement, year of first appearance in the yellow pages, zip code, carrier route, county code, population code and metropolitan statistical area. Second, the Company makes over 16 million telephone calls each year to the businesses in the database to verify the information and to obtain or confirm additional information for inclusion in the database. The Company's proprietary automated and predictive dialing system optimizes the efficiency of the telephone verification process. Information obtained through the telephone verification process includes name of the owner or manager, number of employees, primary business activity and address verification. The Company regularly evaluates additional or alternative questions to ask in telephone verification in order to improve the depth and quality of its database.

     The maintenance and development of the Company's business database require sophisticated computer hardware and software to handle rapid compilation, order processing, accounting, storage, sorting and quality control. The Company's computer system allows a work force of over 300 employees to compile, program and process data simultaneously. Proprietary software programs operate the data compilation, demographic enhancement and order fulfillment process. The Company's data entry personnel use on-line proprietary data compilation software to access the database and update, change or verify each record at a rate of approximately 1.3 million records per month. A separate quality control group checks input quality and seeks to ensure that accurate information is included in the Company's database. The Company has also developed proprietary software to check the database for the accuracy of spelling, abbreviations and telephone exchanges.

     Consumer Database. The Company's consumer database includes its proprietary white page file and data licensed from third parties on over 113 million households, over 180 million consumers, over 60 million homeowners, and over 22 million mail order purchasers. The consumer database includes information in over 70 categories of demographic information including age, income, marital status, gender, presence of children in households, credit card information, mortgage data, vehicle information, recent changes of address and lifestyle selections. The Company obtains information for its consumer database from publicly available and third party directories, supplemented with information gathered from warranty data, census data, buyer information, credit data and self-reported lifestyle information. In addition, the Company updates and maintains its consumer database using information licensed from the United States Postal Service's National Change of Address, Delivery Sequence File and Locatable Address Conversion systems, allowing the Company to track consumers as they move. These steps enable the Company to ensure high deliverability rates for direct mail marketing. The Company complies with the Direct Marketing Association guidelines with respect to the collection, distribution and use of information about individuals.

     "New Business" Database. The Company monitors and compiles information on newly formed businesses throughout the United States by checking state filings, business licenses and court documents. The Company verifies and sells the data to allow clients to contact potential new customers as soon as possible, then incorporates the information into its core business database.

     Medical Databases. The Company maintains and markets a specialized database on physicians and surgeons, and is creating a similar database on dentists. The physician and surgeon database contains information on over 575,000 physicians and surgeons nationwide. The database is compiled from third party sources, and contains information on age, gender, professional school, specialties, and personal interests.

PRODUCTS AND SERVICES

     The Company offers a variety of business and consumer information products and data processing services to assist its customers with activities such as identifying and qualifying prospective customers, initiating direct mail programs, telemarketing, estimating market potential, monitoring the effectiveness of marketing efforts and surveying competitive markets. The Company sells its information products through a variety of delivery formats, including hard copy prospect lists, sales lead cards, mailing labels, diskettes, CD-ROMs, telephone and fax. The Company distributes its information products and data processing services through direct mail, telemarketing, field sales offices, national accounts sales teams, retail outlets and information resellers.

  Sales Lead Generation Products

     Customized Sales Lead Generation Products. The Company's customized sales lead generation products, which include hard copy prospect lists, sales lead cards, mailing labels, diskettes and mapping products, are used by customers who ask the Company to generate specific information for them. The Company markets its customized sales lead generation products primarily to small and medium-size businesses, who use these materials to efficiently identify and communicate with potential customers. The Company produces its sales lead generation products using a combination of customized sorting criteria to meet the customer's marketing objectives. The Company's telemarketing sales representatives work with prospective customers to help them specify sorting criteria that will produce marketing information materials optimized for each customer's business, and guide them to understanding how this information can be used. For example, with Sales Leads On A Map, customers can plot their leads on a street map, which allows them to increase productivity, assign sales territories and measure sales activity by knowing exactly where prospective customers are clustered. The Company sells its customized sales lead generation products primarily through direct mail, telemarketing and its field sales offices. Generally, sales lead generation products are priced on a per name basis, which varies according to the number of names supplied, the type of information required and the delivery format selected.

     Non-Stop Sales Leads. Non-Stop Sales Leads is a subscription program that provides customers with a prospect database and monthly updates including new leads for the market area, changes to the original database and a list of companies that have gone out of business. The new leads and changes enable businesses to get important sales and marketing information before their competitors, based upon a pre-selected list of criteria. The Company sells Non-Stop Sales Leads to small, medium and large businesses who use the monthly new prospect updates to acquire new customers, expand into new markets and replace lost customers. The Company markets Non-Stop Sales Leads primarily through direct mail, telemarketing and field sales offices. Customers pay an up-front fee for the initial database of requested information and additional monthly subscription fees for the updates.

     Business Directories. The Company's printed business directories are bundled with CD-ROMs and include such titles as State Business Directories, American Manufacturers Directory, Big Business Directory, Credit Reference Directory, Entrepreneurs Directory, Physicians & Surgeons Directory and U.S. Business Directory. In addition, the Company also sells a number of business directories on CD-ROM only, including titles such as Households USA, Professionals, and Female Executives and Business Owners. The Company sells these directories to small and large business marketers who use them for lead generation, telemarketing and reference purposes, and are attracted to the directories by their affordability, convenience and reference value. The printed directories are useful for reference, while the CD-ROM products allow users to sort, search and print marketing information. The Company sells its business directories primarily through direct mail, telesales and its field sales offices. Purchasers of business directories pay a one-time fee for the directories when they initially acquire them, and can purchase annual updates. For CD-ROM products, an annual license fee enables a customer to access and use a specified number of names. Proprietary metering technologies for CD-ROM products require purchasers to pay an additional fee to download additional names and prevent purchasers from using the product longer than one year after the installation date.

     Directory Assistance Plus. The Company sells its telephone information service, Directory Assistance Plus, to businesses that request instant company profiles, business credit profiles and additional detailed information on businesses in the United States and Canada. Business profiles allow a customer to evaluate a company's credit history, qualify sales leads, learn about vendors, suppliers or competitors and determine whether a prospective customer is likely to pay bills on time. The Company prices its telephone information services on a subscription basis.

     Information Brokerage Services. The Company currently resells information on businesses and consumers that it purchases from other suppliers. The Company resells this data to businesses who use the information to target narrow segments of the population. Purchasers can select consumer lists by age group, income range, homeowner status, mortgage value, hobbies or interests, or geographical area. The Company sells brokered information through direct mail, telemarketing, field sales offices and its national accounts sales teams. The Company prices its brokered information on a per name basis.

  Data Processing Services

     The Company's data processing services include "merge-purge" services, market research services and data warehousing and analysis. Data processing services are marketed primarily through national accounts sales teams. The Company prices these services on a contract or per order basis depending upon the nature of the services provided.

     List Enhancement Services. The Company's list enhancement services primarily include "merge-purge" services, which involve merging data from multiple sources and purging out duplicative and erroneous data. Merge-purge services enable clients to more accurately target customers. The Company also updates client data by comparing it to information the Company licenses from the U.S. Postal Service's National Change of Address, Delivery Sequence File, and Locatable Address Conversion systems. The Company sells its list enhancement services primarily to large corporations, many of which use these services on an ongoing basis, providing a steady stream of revenue.

     Market Research Services. The Company offers a variety of market research services, including customer and market profile analyses, market segmentation reports, statistical marketing reports, list enhancements to update a customer's in-house database, computerized name search service, and other analytical tools and reports. The Company sells these market research services primarily to medium-size and large businesses, who use the data to target their direct marketing efforts on segments of the business or consumer population most likely to respond positively.

     Data Warehousing and Analysis. The information provided by the Company's data warehousing and analysis allows customers to make more informed business decisions by identifying the highest potential prospect group, determining market size, conducting competitive analysis or determining sales goals, marketing plans, budgetary priorities, site locations or territory assignments. The Company sells data warehousing and analysis services to small, medium-size and large businesses. In addition, the Company has recently introduced MarketZone, a database marketing service that allows large customers to access, enhance and analyze their data, which is warehoused and maintained by infoUSA. The Company currently has 12 MarketZone subscribers, and the process of adding new subscribers generally requires 3 months for client consultation and data preparation.

  Consumer CD-ROM Products

     The Company's consumer CD-ROM products include titles such as 104 Million Businesses and Households, Streets USA, American Yellow Pages, 88 Million Households, 2 Million Fax Number Directory, Powerfinder, Powerfinder Pro and Select Phone Deluxe. The Company markets its consumer CD-ROM products to individual consumers and small office and home office businesses, who use these products on their personal computers as an affordable way to find addresses and phone numbers of businesses and consumers anywhere in the country. Customers can view and select information to print to lists or labels or download the information. The Company sells consumer CD-ROMs through direct mail and retail outlets.

SALES AND MARKETING

     The Company markets and sells its information products and data processing services directly through direct mail, telemarketing, field sales offices, vertical market sales forces and national accounts sales teams and indirectly through distribution channels such as value-added resellers and retail outlets. The sales and marketing channels used by the Company vary by product. Sales lead generation products are sold through direct mail, telesales, field sales offices, vertical market sales forces and national accounts sales teams. Data processing services are sold primarily through national accounts sales teams. Consumer CD-ROM products are sold through direct mail, telemarketing and retail outlets, and the Company licenses its databases to information resellers and large corporations. The Company regularly evaluates and introduces new product and service delivery channels, such as the Internet and network marketing, to reach the broadest possible range of new customers. The Company's principal sales and marketing channels currently include:

     Direct Mail. The Company has traditionally marketed to businesses through direct mail, in which the Company mails catalogs to prospective customers and takes orders by mail or by telephone. In 1997, the Company mailed more than 32 million catalogs, letters and other pieces of mail primarily to small and medium-size businesses. The Company sells its full line of sales lead generation products, including customer lists, mailing labels, directories, CD-ROM products, maps and credit reference guides, through direct mail. Direct mail marketing allows the Company to reach a large number of customers at relatively little cost, and generates a high volume of sales.

     Telemarketing. The Company sells its sales lead generation products and services through "outbound" telephone calls to small and medium-size businesses. In 1997, the Company initiated more than 750,000 telephone contacts with past and prospective customers. Telemarketing allows the Company to contact dormant accounts, occasional purchasers and repeat customers to create a more consultative relationship between the client and the Company, and in turn to generate more frequent sales.

     Field Sales Offices. The Company's field sales offices sell the Company's full line of sales lead generation products and services through direct or telephone contact with small and medium-size businesses, establishing consultative relationships at the local level. The Company believes that through field sales offices it can establish and maintain direct relationships with businesses that are otherwise unresponsive to direct mail and telesales contacts. As of September 30, 1998, the Company had field sales offices in 12 cities.

     Vertical Market Sales Forces. The Company's vertical market sales forces specialize in serving specific vertical markets to provide information products and services tailored to specific industry needs. Vertical market sales forces establish relationships with clients through telephone contacts and office calls. Currently, the Company has sales forces dedicated to the health care industry and libraries, and the Company is building sales forces targeted at government agencies, the banking and insurance industries and educational institutions.

     National Accounts. The Company's national accounts sales teams establish ongoing relationships with larger corporate clients to sell data processing services and information products. Data processing services for these clients include generating mailing lists through merging and purging of databases, producing customer profiles and market analysis, and managing and warehousing client data. After selling data processing services to large corporations, the Company seeks to sell its information products to these clients as well.

     Retail Sales. The Company sells its consumer CD-ROM products
"off-the-shelf" to customers through retail sales outlets including computer software stores, office supply stores, convenience stores, pharmacies and supermarkets. The Company sells its consumer CD-ROM products principally through wholesale distributors and also directly to retail outlets.

     Database Licensing. The Company licenses its databases for distribution to most of the principal on-line information providers, including InfoSpace, Netscape and Big Book, to value-added resellers, such as Microsoft and Acxiom, and to large corporations for internal use. Licensees pay the Company royalties for the use of its information products. In addition, some on-line information services provide a link to the Company's World Wide Web site, allowing potential customers to purchase additional products or services directly from the Company.

     Internet Information Service. SalesLeadsUSA and infoUSA, the Company's World Wide Web sites, allow businesses and consumers to define a target market, retrieve a count of the number of businesses in a particular market or obtain a business profile on a particular company. Customers also use the site for directory assistance, finding individuals in the white pages or businesses in the yellow pages. Links to the service are also available on InfoSpace, Microsoft, Netscape and Big Book and other national online information providers. SalesLeadsUSA provides customers with immediate access to the Company's database 24 hours a day, seven days a week. The Company's directory assistance information over the Internet is free. The Company sells customer lists and business profiles over the Internet on a per name or per profile basis.

COMPUTER OPERATIONS AND DATABASE PROTECTION

     The Company believes its computer systems are adequate for its present requirements and that its operations can be readily expanded in support of the Company's growth strategy. The Company compiles and maintains business databases on its redundant computer systems located at its Omaha, Nebraska and Carter Lake, Iowa facilities. The Company uses its Omaha facility primarily for compiling and enhancing the business database. The Company uses its Carter Lake facility to fulfill orders, produce directories and develop new software applications. By maintaining its data entry operations in one location and its order-filling capacity at the other, the Company believes it enhances its ability to control the accuracy and costs of the compilation process. Each of the data centers is protected by a fire suppression system and an uninterrupted power supply battery backup system. The Company's data is regularly backed up and stored off-site.

     The Company maintains its consumer database and analytical data processing capabilities at its Montvale, New Jersey facilities. The data is regularly backed up and stored off-site. The Company has contracted with a third party to load and access its consumer database in the event of loss at the Montvale facility, and the Company believes that it could regenerate its analytical capabilities through the lease of computer equipment in less than two weeks. In August 1998, the Company completed the building of a new facility for the business and consumer database compilation division in Papillion, Nebraska. The Company is building a new sales center and data processing facility for the operations of DBA in Montebello, New York, which is anticipated to be completed in 1999.

     The Company's telecommunications equipment is also redundant. In the event of a disaster at any of its locations, calls could be redirected to the other location within 12 hours, thereby minimizing the effect of the disaster.

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

     The Company regards its databases and software as proprietary. The Company's databases are copyrighted, and the Company depends on trade secret and non-disclosure safeguards for protection of its software. The Company distributes its products under agreements that grant customers a license to use the Company's products in the ordinary course of their businesses and contain terms and conditions prohibiting the unauthorized reproduction of the Company's products. In addition, the Company generally enters into confidentiality agreements with its management and programming staff and limits access to and distribution of its proprietary information. While there can be no assurance that the steps taken by the Company will be adequate to deter misappropriation of its proprietary rights or independent third party development of substantially similar products and technology, the Company believes that legal protection of its database and software is less significant than the knowledge and experience of the Company's management and personnel, and their ability to develop, enhance and market existing and new products and services.

COMPETITION

     The business and consumer marketing information industry is highly competitive. The Company believes that competition in its industry is based on the quality and comprehensiveness of the information provided, the ability to deliver the information in products and formats that the customer needs and, to a lesser extent, on the pricing of information products and services. The Company also believes that the ability to provide data processing to support customer direct selling efforts can provide a key competitive advantage. A number of small and large competitors are active in specific aspects of the Company's business. Many of the Company's principal or potential future competitors are much larger than the Company and have much larger capital bases from which to develop and compete with the Company. The Company faces increasing competition in consumer sales lead generation products and data processing services from GUS as a result of GUS' recent acquisitions of Experian, Direct Marketing Technologies and Metromail. In business sales lead generation products, the Company faces competition from DMS. DMS, which relies upon information compiled from Dun & Bradstreet's credit database, tends to focus on marketing to large companies. In business directory publishing, the Company competes primarily with Regional Bell Operating Companies, Donnelley Marketing and many smaller, regional directory publishers. In consumer sales lead generation products, the Company competes with Metromail, Donnelley Marketing, R.L. Polk, Trans Union, Experian and Equifax, both directly and through reseller networks. In data processing services, the Company competes with Acxiom, May & Speh, Direct Marketing Technologies and Harte-Hanks Data Technologies. In consumer products, the Company competes with certain smaller producers of CD-ROM products. In addition, the rapid expansion of the Internet creates a substantial new channel for distributing business information to the market, and a new avenue for future entrants to the business and consumer marketing information industry. There is no guarantee that the Company will be successful in this new market.

EMPLOYEES

     As of September 30, 1998, the Company employed a total of approximately 1,700 people on a full-time basis. None of the Company's employees is represented by a labor union or is the subject of a collective bargaining agreement. The Company has never experienced a work stoppage and believes that its employee relations are good.

PROPERTIES

     The Company's headquarters are located in a 148,000 square foot facility in Omaha, Nebraska, where the Company performs data compilation, telephone verification, data development services, and sales and administrative activities. Order fulfillment and shipping are conducted at the Company's 30,000 square foot Carter Lake, Iowa facility, which is located 15 miles from its headquarters. Database compilation is also performed at the Company's 140,000 square foot facility in Papillon, Nebraska. The Company owns all of these facilities, as well as adjacent land for possible future expansion. In addition, the Company leases a 101,000 square foot facility in Montvale, New Jersey, which lease expires in September 1999. The Company also leases sales office space at various locations, the aggregate rental obligations of which are not significant. The Company is building a new 150,000 square foot facility for the operations of DBA in Montebello, New York, which is presently anticipated to be completed in 1999.

LITIGATION

     In connection with its attempt to acquire Metromail, on March 17, 1998, the Company filed suit against Metromail, certain officers and members of the Board of Directors of Metromail and GUS in Delaware Chancery Court, alleging that Metromail's Board of Directors breached their fiduciary obligation to Metromail's stockholders, including the Company, by failing to hold a full and fair auction for Metromail prior to entering into an agreement to sell Metromail to GUS (the "GUS Merger Agreement"). The complaint sought to enjoin the consummation of the GUS Merger Agreement and certain other declaratory and injunctive relief.

     On March 20, 1998, GUS filed a counter-claim against the Company alleging, among other things, that infoUSA tortiously interfered with the GUS Merger Agreement and GUS's prospective business relations with Metromail. The counter-claim also alleges that the Company breached a confidentiality agreement entered into by the Company with the Metromail's financial advisor and of which GUS is a third party beneficiary. As relief, the GUS claim seeks, among other things, injunctive relief and actual, punitive and other damages in an amount to be determined at trial, estimated by GUS to exceed $500 million, plus fees and expenses. On March 27, 1998, the Delaware Chancery Court denied the Company's motion for a preliminary injunction to block the GUS Merger Agreement. On April 17, 1998 GUS completed its acquisition of Metromail. The Company believes that it acted properly in regard to the Metromail matter and that the GUS counter-claim has little merit. The Company will vigorously defend the suit; however there can be no assurance that this matter will be resolved without a material adverse affect on the Company's financial condition. On November 3, 1998, the Company and GUS filed a stipulation of dismissal with the Delaware Chancery Court, and the Company expects the Court to approve the stipulation and dismiss the claim and counter-claims with prejudice shortly.

                                   MANAGEMENT

     The directors and executive officers of the Company are as follows:

               NAME                   AGE                      POSITION
               ----                   ---                      --------
Vinod Gupta.......................    51     Chairman of the Board and Chief Executive
                                             Officer
Jon D. Hoffmaster.................    49     Vice Chairman of the Board
Gautam Gupta......................    52     Acting Chief Financial Officer and Director
Allen Ambrosino...................    56     Executive Vice President and President, DBA
Monica Messer.....................    36     Executive Vice President and Chief
                                             Information Officer
William Chasse....................    39     Executive Vice President, Sales and Marketing
William Kerrey....................    50     Senior Vice President, Licenses
Harold W. Andersen................    74     Director
Elliot S. Kaplan..................    61     Director
Paul A. Goldner...................    64     Director
George Haddix.....................    59     Director
George J. Kubat...................    52     Director

     VINOD GUPTA is the founder of the Company, has been Chairman of the Board of the Company since its incorporation in 1972 and was named Chief Executive Officer effective August 1, 1998. Mr. Gupta previously served as Chief Executive Officer of the Company from the time of its incorporation in 1972 until September 1997. Mr. Gupta holds a B.S. in Engineering from the Indian Institute of Technology, Kharagpur, India, and an M.S. in Engineering and an M.B.A. from the University of Nebraska. Mr. Gupta is unrelated to Gautam Gupta.

     JON D. HOFFMASTER has served as a director of the Company since 1978, as Vice Chairman of the Board of the Company from 1993 to December 1995 and since April 1998, as Chief Financial Officer of the Company from July 1992 to July 1995, and as President and Chief Operating Officer of the Company from September 1991 to September 1993. Mr. Hoffmaster served as a consultant to the Company from January 1996 to April 1998. Mr. Hoffmaster is also a director of Bridges Investment Fund. Mr. Hoffmaster holds a B.A. in Finance from the University of Nebraska.

     GAUTAM GUPTA has served as a director of the Company since May 1988 and as Acting Chief Financial Officer of the Company since September, 1998. From 1982 to 1998, Mr. Gupta served as the President and Chief Executive Officer of IDE Corporation and IDEAssociates, Inc., a manufacturer of data communication equipment for computer systems. Mr. Gupta holds an M.B.A. from Harvard Business School and an M.S. and a B.S. in Engineering from the Indian Institute of Technology, Kharagpur, India. Mr. Gupta is unrelated to Vinod Gupta.

     ALLEN AMBROSINO has served as President, Large Business Group of the Company since July 1998, as Executive Vice President of the Company from August 1997 to July 1998 and as President of DBA, which the Company acquired in February 1997, since November 1991. Mr. Ambrosino holds a B.S. in Business Administration from Fairleigh Dickinson University.

     MONICA MESSER has served as President, Database Compilation and Information Systems and Chief Information Officer of the Company since July 1998 and February 1997, respectively, as Executive Vice President of the Company from February 1997 to July 1998 and as a Senior Vice President of the Company from January 1996 to January 1997. Ms. Messer joined the Company in 1984 and has served as a Vice President of the Company since 1985. Ms. Messer holds a B.S. in Business Administration from Bellevue University.

     WILLIAM CHASSE has served as President, Small Business and Consumer Groups of the Company since October 1996, as Executive Vice President, Sales and Marketing from October 1996 to July 1998, as a Senior Vice President from January 1995 to October 1996, and as a Vice President from 1990 to January 1995. Mr. Chasse joined the Company in 1988. Mr. Chasse holds a B.S. in Business Administration and an M.B.A. from the University of Nebraska.

     WILLIAM KERREY has served as President, Database Licensing and Advertising Sales Groups since July 1998, as Senior Vice President, Licenses from August 1994 to July 1998 and as a Vice President from 1989 to August 1994. Mr. Kerrey holds a B.S. in Economics, a B.S. in Spanish and an M.S. in Agronomy from the University of Nebraska.

     HAROLD W. ANDERSEN has served as director of the Company since September 1993. He is the former President, Chief Executive Officer, Chairman and Publisher of the Omaha World Herald Company, a newspaper publishing company. Mr. Andersen is currently a Contributing Editor to the Omaha World Herald. Mr. Andersen holds a B.S. in Liberal Arts from the University of Nebraska.

     ELLIOT KAPLAN has served as director of the Company since May 1988. He is a name partner and former Chairman of the Executive Board of the law firm of Robins, Kaplan, Miller & Ciresi L.L.P. and has practiced law continuously with that firm since 1962. Mr. Kaplan is also a director and officer of Best Buy Co., Inc., and a director of The Franklin Corporation. Mr. Kaplan holds a B.A. in Business Administration and a J.D. from the University of Minnesota.

     PAUL A. GOLDNER has served as a director of and consultant to the Company since the acquisition of DBA in February 1997. He was a founder of DBA, and served as its Chairman and Chief Executive Officer from 1973 to February 1997. Mr. Goldner holds a B.S. in Management Engineering from the Rensselaer Polytechnic Institute. In connection with its acquisition of DBA, the Company agreed to nominate Mr. Goldner to be elected to the Board when his current term expires in 1999.

     GEORGE HADDIX has served as a director of the Company since March 1995. Since December 1997, Mr. Haddix has been an individual investor. From November 1994 to December 1997, Mr. Haddix has served as President of CSG Holdings, Inc. and CSG Systems International, Inc., companies providing software and information services to the communications industry. Mr. Haddix is a director of CSG Systems International, Inc. From 1989 until joining CSG in November 1994, Mr. Haddix was an individual investor. Mr. Haddix holds a B.A. from the University of Nebraska, an M.A. from Creighton University and a Ph.D. from Iowa State University, all in Mathematics.

     GEORGE J. KUBAT has served as a director of the Company since May 1995. Since November 1992, Mr. Kubat has served as President and Chief Executive Officer of Phillips Manufacturing Co., a dry wall equipment and supply business ("Phillips"). Prior to joining Phillips, Mr. Kubat was with Coopers & Lybrand L.L.P. for over 16 years. Mr. Kubat is also a director of America First Companies, L.L.C. and SITEL Corporation. Mr. Kubat holds a B.S. in Business Administration and a J.D. from Creighton University.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth the beneficial ownership of the Company's Class A Common Stock and Class B Common Stock as of September 30, 1998 (i) by each of the Chief Executive Officer and the four next most highly compensated officers of the Company (ii) by each director, (iii) by all current directors and executive officers as a group and (iv) by all persons known to the Company to be the beneficial owners of more than 5% of the Company's voting stock:

                                                                                  TOTAL
                                                                                  VOTING
      DIRECTORS, OFFICERS AND 5% STOCKHOLDERS          CLASS A      CLASS B     PERCENTAGE
      ---------------------------------------         ----------   ----------   ----------
Vinod Gupta(1)......................................   9,255,654    9,485,684      37.8%
     5711 South 86th Circle
     Omaha, Nebraska 68127
FMR Corp............................................   1,915,600    1,985,000       8.0%
     82 Devonshire Street
     Boston, Massachusetts 02109
Wanger Asset Management.............................   1,672,500    1,631,100       6.6%
     227 West Monroe Street, Suite 300
     Chicago, IL 60606-5016
Paul A. Goldner(2)..................................   1,298,479    1,237,089       5.0%
     100 Paragon Drive
     Montvale, New Jersey 07645
Jon D. Hoffmaster(3)................................     476,500      508,500       2.0%
George Haddix(4)....................................      23,500       23,500         *
Harold W. Andersen(5)...............................      17,300       27,300         *
Gautam Gupta(6).....................................      20,535       20,535         *
Elliot S. Kaplan(7).................................      71,540       91,840         *
George Kubat(8).....................................      35,950       29,950         *
Monica Messer(9)....................................     175,934      185,934         *
William Chasse(10)..................................     115,875      116,875         *
William Kerrey(11)..................................      28,632       28,632         *
Allen Ambrosino(12).................................      33,000       33,000         *
All directors and executive officers as a group (12
  persons)(13)......................................  11,552,899   11,788,809      46.3%

---------------
  *  Represents less than 1% of the outstanding voting stock

 (1) Excludes 315,000 shares of Class A Common Stock and 345,000 shares of Class B Common Stock held in irrevocable trusts for the benefit of Mr. Gupta's children for which Mr. Gupta is not trustee and in which he has no beneficial interest. Includes 360,000 shares of Class A Common Stock and 360,000 shares of Class B Common Stock subject to options exercisable within 60 days of September 30, 1998.

 (2) Excludes 543,717 shares of Class A Common Stock and 543,717 shares of Class B Common Stock held in irrevocable trusts for the benefit of Mr. Goldner's children for which Mr. Goldner is not a trustee and in which he claims no beneficial interest. Includes 39,000 shares of Class A Common Stock and 39,000 shares of Class B Common Stock subject to options exercisable within 60 days of September 30, 1998.

 (3) Includes 118,500 shares of Class A Common Stock and 118,500 shares of Class B Common Stock subject to options exercisable within 60 days of September 30, 1998.

 (4) Includes 3,000 shares of Class A Common Stock and 3,000 shares of Class B Common Stock subject to options exercisable within 60 days of September 30, 1998.

 (5) Includes 3,000 shares of Class A Common Stock and 3,000 shares of Class B Common Stock subject to options exercisable within 60 days of September 30, 1998.

 (6) Includes 6,000 shares of Class A Common Stock and 6,000 shares of Class B Common Stock subject to options exercisable within 60 days of September 30, 1998.

 (7) Includes 6,000 shares of Class A Common Stock and 6,000 shares of Class B Common Stock subject to options exercisable within 60 days of September 30, 1998.

 (8) Includes 21,000 shares of Class A Common Stock and 21,000 shares of Class B Common Stock subject to options exercisable within 60 days of September 30,, 1998.

 (9) Includes 46,250 shares of Class A Common Stock and 46,250 shares of Class B Common Stock subject to options exercisable within 60 days of September 30, 1998.

(10) Includes 115,875 shares of Class A Common Stock and 115,875 shares of Class B Common Stock subject to options exercisable within 60 days of September 30, 1998.

(11) Includes 14,659 shares of Class A Common Stock and 14,659 shares of Class B Common Stock subject to options exercisable within 60 days of September 30, 1998.

(12) Includes 33,000 shares of Class A Common Stock and 33,000 shares of Class B Common Stock subject to options exercisable within 60 days of September 30, 1998.

(13) Includes 766,284 shares of Class A Common Stock and 766,284 shares of Class B Common Stock subject to options exercisable within 60 days of September 30, 1998.

                              CERTAIN TRANSACTIONS

     During 1995, 1996, 1997 and the nine months ended September 30, 1998, the Company paid $198,000, $48,000, $364,000 and $1,070,000, respectively, to
Annapurna Corporation for consulting and transportation services and related expenses reimbursed in connection with the Company's acquisition-related activities. Annapurna Corporation is 100% owned by Vinod Gupta, the Chairman of the Board.

     In January 1997, the Company entered into an agreement with Jon Hoffmaster, the Vice Chairman of the Board for which fees are paid as Mr. Hoffmaster's consulting services are requested by the Company. The Company paid Mr. Hoffmaster $100,000 for services provided related to the acquisition of DBA in February 1997 and $200,000 for services provided related to the attempted acquisition of Metromail in March 1998.

     In February 1997, as part of the acquisition of DBA, the Company entered into an employment and consulting agreement with Paul A. Goldner, a director, for a term of five years, under which Mr. Goldner will receive compensation at a rate of $120,000 per annum and under which the Company agreed to nominate Mr. Goldner to be elected to the Board when his current term expires in 1999.

     The Company has retained the law firm of Robins, Kaplan, Miller & Ciresi L.L.P. to provide certain legal services. Elliot Kaplan, a director of the Company, is a name partner and former Chairman of the Executive Board of Robins, Kaplan, Miller & Ciresi L.L.P.

                              DESCRIPTION OF NOTES

     The Existing Notes were, and the New Notes will be, issued under an indenture (the "Indenture"), dated as of June 18, 1998 by and between the Company and State Street Bank and Trust Company of California, N.A., as Trustee (the "Trustee"). The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act of 1939, as amended (the "TIA"), and to all of the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part of the Indenture by reference to the TIA as in effect on the date of the Indenture. A copy of the Indenture may be obtained from the Company or the Initial Purchasers. The definitions of certain capitalized terms used in the following summary are set forth below under "-- Certain Definitions." For purposes of this section, references to the "Company" include only the Company and not its Subsidiaries.

     The Notes are unsecured obligations of the Company, ranking subordinate in right of payment to all Senior Debt of the Company.

     The Notes will be issued in fully registered form only, without coupons, in denominations of $1,000 and integral multiples thereof. Initially, the Trustee will act as Paying Agent and Registrar for the Notes. The Notes may be presented for registration or transfer and exchange at the offices of the Registrar, which initially will be the Trustee's corporate trust office. The Company may change any Paying Agent and Registrar without notice to holders of the Notes (the "Holders"). The Company will pay principal (and premium, if any) on the Notes at the Trustee's corporate trust office in Los Angeles, California. At the Company's option, interest may be paid at the Trustee's corporate trust office or by check mailed to the registered address of Holders. Any Notes that remain outstanding after the completion of the Exchange Offer, together with the Exchange Notes issued in connection with the Exchange Offer, will be treated as a single class of securities under the Indenture.

PRINCIPAL, MATURITY AND INTEREST

     The Notes are limited in aggregate principal amount to $200.0 million, of which $115.0 million in aggregate principal amount will be issued in the Offering, and will mature on June 15, 2008. Additional amounts may be issued from time to time, subject to the limitations set forth under "-- Certain Covenants -- Limitation on Incurrence of Additional Indebtedness." Interest on the Notes will accrue at the rate of 9 1/2% per annum and will be payable semi-annually in cash on each June 15 and December 15 commencing on December 15, 1998, to the persons who are registered Holders at the close of business on the June 1 and December 1 immediately preceding the applicable interest payment date. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance.

     The Notes will not be entitled to the benefit of any mandatory sinking fund.

REDEMPTION

     Optional Redemption. The Notes will be redeemable, at the Company's option, in whole at any time or in part from time to time, on and after June 15, 2003, upon not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on June 15 of the year set forth below, plus, in each case, accrued interest to the date of redemption:

                       YEAR                         PERCENTAGE
                       ----                         ----------
2003..............................................   104.750%
2004..............................................   103.167%
2005..............................................   101.583%
2006 and thereafter...............................   100.000%

     Optional Redemption Upon Equity Offerings. At any time, or from time to time, on or prior to June 15, 2001, the Company may, at its option, use the net cash proceeds of one or more Equity Offerings (as defined) to redeem up to 35% in aggregate principal amount of the outstanding Notes at a redemption price equal to 109.500% of the principal amount thereof plus accrued interest to the date of redemption; provided that at least 65% of the principal amount of Notes originally issued plus any additional Notes issued after the Issue Date remains outstanding immediately after any such redemption. In order to effect the foregoing redemption with the proceeds of any Equity Offering, the Company shall make such redemption not more than 120 days after the consummation of any such Equity Offering.

     As used in the preceding paragraph, "Equity Offering" means a public or private offering of Qualified Capital Stock of the Company for aggregate net cash proceeds to the Company of at least $20.0 million.

SELECTION AND NOTICE OF REDEMPTION

     In the event that less than all of the Notes are to be redeemed at any time, selection of such Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which such Notes are listed or, if such Notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided, however, that no Notes of a principal amount of $1,000 or less shall be redeemed in part; provided, further, that if a partial redemption is made with the proceeds of an Equity Offering, selection of the Notes or portions thereof for redemption shall be made by the Trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to DTC procedures), unless such method is otherwise prohibited. Notice of redemption shall be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as the Company has deposited with the Paying Agent funds in satisfaction of the applicable redemption price pursuant to the Indenture.

SUBORDINATION

     The payment of all Obligations on the Notes is subordinated in right of payment to the prior payment in full in cash of all Obligations on Senior Debt. Upon any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to creditors upon any total or partial liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors or marshaling of assets of the Company or in a bankruptcy, reorganization, insolvency, receivership or other similar proceeding relating to the Company or its property, whether voluntary or involuntary, all Obligations due or to become due upon all Senior Debt shall first be paid in full in cash, or such payment duly provided for to the satisfaction of the holders of Senior Debt, before any payment or distribution of any kind or character is made on account of any Obligations on the Notes, or for the acquisition of any of the Notes for cash or property or otherwise. If any default occurs and is continuing in the payment when due, whether at maturity, upon any redemption, by declaration or otherwise, of any principal of, interest on, unpaid drawings for letters of credit issued in respect of, or regularly accruing fees with respect to, any Senior Debt, no payment of any kind or character shall be made by or on behalf of the Company or any other Person on its or their behalf with respect to any Obligations on the Notes or to acquire any of the Notes for cash or property or otherwise.

     In addition, if any other event of default occurs and is continuing with respect to any Designated Senior Debt, as such event of default is defined in the instrument creating or evidencing such Designated Senior Debt, permitting the holders of such Designated Senior Debt then outstanding to accelerate the maturity thereof and if the Representative for the respective issue of Designated Senior Debt gives written notice of the event of default to the Trustee (a "Default Notice"), then, unless and until all events of default have been cured or waived or have ceased to exist or the Trustee receives notice from the Representative for the respective issue of Designated Senior Debt terminating the Blockage Period (as defined), during the 180 days after the delivery of such Default Notice (the "Blockage Period"), neither the Company nor any other Person on its behalf shall (x) make any payment of any kind or character with respect to any Obligations on the Notes or (y) acquire any of the Notes for cash or property or otherwise. Notwithstanding anything herein to the contrary, in no event will a Blockage Period extend beyond 180 days from the date the payment on the Notes was due and only one such Blockage Period may be commenced within any 360 consecutive days. No event of default which existed or was continuing on the date of the commencement of any Blockage Period with respect to the Designated Senior Debt shall be, or be made, the basis for commencement of a second Blockage Period by the Representative of such Designated Senior Debt whether or not within a period of 360 consecutive days, unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days (it being acknowledged that any subsequent action, or any breach of any financial covenants for a period commencing after the date of commencement of such Blockage Period that, in either case, would give rise to an event of default pursuant to any provisions under which an event of default previously existed or was continuing shall constitute a new event of default for this purpose).

     By reason of such subordination, in the event of the insolvency of the Company, creditors of the Company who are not holders of Senior Debt, including the Holders of the Notes, may recover less, ratably, than holders of Senior Debt.

     At June 30, 1998, the Company had approximately $3.0 million aggregate amount of Senior Debt outstanding and the Company's subsidiaries had no outstanding liabilities, other than trade payables, which would have been effectively senior in right of payment to the Notes.

CHANGE OF CONTROL

     The Indenture will provide that upon the occurrence of a Change of Control, each Holder will have the right to require that the Company purchase all or a portion of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer"), at a purchase price equal to 101% of the principal amount thereof plus accrued interest to the date of purchase.

     The Indenture will provide that, prior to the mailing of the notice referred to below, but in any event within 30 days following any Change of Control, the Company covenants to (i) repay in full all Indebtedness and terminate all commitments under the Credit Facility and all other Senior Debt the terms of which require repayment upon a Change of Control or offer to repay in full and terminate all commitments under all Indebtedness under the Credit Facility and all other such Senior Debt and to repay the Indebtedness owed to, and terminate the commitments of, each lender which has accepted such offer or
(ii) obtain the requisite consents under the Credit Facility and all other Senior Debt to permit the repurchase of the Notes as provided below. The Company shall first comply with the covenant in the immediately preceding sentence before it shall be required to repurchase Notes pursuant to the provisions described below. The Company's failure to comply with the covenant described in the immediately preceding sentence shall constitute an Event of Default described in clause (iii) and not in clause (ii) under "-- Events of Default."

     Within 30 days following the date upon which the Change of Control occurred, the Company must send, by first class mail, a notice to each Holder, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 45 days from the date such notice is mailed, other than as may be required by law (the "Change of Control Payment Date"). Holders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date.

     The Credit Facility restricts the Company from repurchasing any Notes and also provides that repurchases of Notes with the proceeds of certain asset sales and change of control events with respect to the Company would constitute a default thereunder. Any future credit agreements relating to Senior Debt to which the Company becomes a party may contain similar restrictions and provisions. If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to repay outstanding Senior Debt or to pay the Change of Control purchase price for all the Notes that might be delivered by Holders seeking to accept the Change of Control Offer. In the event the Company is required to purchase outstanding Notes pursuant to a Change of Control Offer, the Company expects that it would seek third party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing.

     Neither the Board of Directors of the Company nor the Trustee may waive the covenant relating to a Holder's right to redemption upon a Change of Control. Restrictions in the Indenture described herein on the ability of the Company and its Restricted Subsidiaries to incur additional Indebtedness, to grant liens on their property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management of the Company. Consummation of any such transaction in certain circumstances may require redemption or repurchase of the Notes, and there can be no assurance that the Company or the acquiring party will have sufficient financial resources to effect such redemption or repurchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of the Company or any of its Subsidiaries. While such restrictions cover a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the Holders of Notes protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

     The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Change of Control" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Change of Control" provisions of the Indenture by virtue thereof.

     The Change of Control provisions of the Indenture will not apply in the event of (i) changes in a majority of the Board of Directors of the Company so long as a majority of the Board of Directors consists of individuals who at the beginning of any two year period constituted the Board of Directors of the Company or who are new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved, or (ii) certain transactions with Permitted Holders, who include members of management of the Company and certain of their affiliates. The Change of Control provisions are not intended to afford holders of Notes protection in the event of certain highly leveraged transactions, reorganizations, recapitalizations, restructurings, mergers and similar transactions that might adversely affect the holders of Notes, but that would not constitute a Change of Control. The Company could, in the future, enter into such transactions, including transactions involving the Permitted Holders, that would not constitute a Change of Control under the Indenture, but that would increase the amount of Indebtedness of the Company outstanding at such time or otherwise affect the Company's capital structure or credit rating. However, the Indenture contains certain limitations on the ability of the Company to incur additional Indebtedness and to engage in certain mergers, consolidations and sales of assets, whether or not a Change of Control is involved. See "Certain Covenants -- Limitation on Indebtedness" and "Certain Covenants -- Merger, Sale of Assets, etc."

     The occurrence of certain of the events that would constitute a Change of Control under the Indenture may constitute an event of default under any Credit Facility, as defined. Future Senior Indebtedness of the Company and its Subsidiaries may also contain prohibitions of certain events that would constitute a Change of Control or require such Senior Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the Holders of their right to require the Company to repurchase the Notes could cause a default under such Senior Indebtedness, even if the events constituting a Change of Control do not. Upon the occurrence of a Change of Control, if it is prohibited by the terms of any outstanding Indebtedness from making an Offer to Repurchase or from repurchasing the Notes, the Company is required to either (i) repay all such Indebtedness and terminate all commitments outstanding thereunder or (ii) obtain the requisite consents under any such Indebtedness required to permit the Offer to Repurchase or the repurchase of the Notes. Any Credit Facility may provide for loans up to a maximum amount of $100.0 million and, if the requisite consents from the lenders thereunder are not forthcoming, it is unlikely that the Company would be able to repay all of its obligations under such a Credit Facility and repurchase the Notes unless it could obtain alternative financing. In addition, although it currently has no outstanding securities or liabilities which are pari passu with the Notes, the Company could in the future incur such pari passu obligations which could have change of control provisions similar to those in the Indenture requiring repurchase of such obligations at the same time as the repurchase of the Notes. Finally, the terms of certain agreements of the Company's Subsidiaries may contain certain restrictions (which are permitted under the terms of the Indenture) on the ability of such Subsidiaries to pay dividends or make loans to the Company. The existence of pari passu obligations and restrictions on dividends and loans could further increase the Company's need to obtain alternative financing to facilitate a repurchase of the Notes in the event of a Change of Control. There can be no assurance that the Company would be able to obtain any such financing on commercially reasonable terms, or at all, and consequently no assurance can be given that the Company would be able to repurchase any of the Notes tendered pursuant to such an Offer to Purchase.

     None of the provisions in the Indenture relating to a purchase of Notes upon a Change of Control is waivable by the Board of Directors of the Company. Without the consent of each Holder of Notes affected thereby, no amendment to the Indenture may modify the provisions of the Indenture requiring the Company to make an Offer to Purchase upon a Change of Control in a manner materially adverse to any such Holder.

CERTAIN COVENANTS

     The Indenture will contain, among others, the following covenants:

     Limitation on Incurrence of Additional Indebtedness. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively, "incur") any Indebtedness (other than Permitted Indebtedness); provided, however, that if no Default or Event of Default shall have occurred and be continuing at the time of or as a consequence of the incurrence of any such Indebtedness, the Company or any Restricted Subsidiary may incur Indebtedness (including, without limitation, Acquired Indebtedness), in each case if on the date of the incurrence of such Indebtedness, after giving effect to the incurrence thereof, the Consolidated Fixed Charge Coverage Ratio of the Company is greater than 2.25 to 1.0 if such Indebtedness is incurred prior to June 15, 2000 and 2.50 to 1.0 thereafter.

     Limitation on Restricted Payments. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, (a) declare or pay any dividend or make any distribution (other than dividends or distributions payable in Qualified Capital Stock of the Company) on or in respect of shares of the Company's Capital Stock to holders of such Capital Stock, (b) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or any warrants, rights or options to purchase or acquire shares of any class of such Capital Stock, (c) make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness of the Company that is subordinate or junior in right of payment to the Notes or (d) make any Investment (other than Permitted Investments) (each of the foregoing actions set forth in clauses (a),
(b), (c) and (d) being referred to as a "Restricted Payment"), if at the time of such Restricted Payment or immediately after giving effect thereto, (i) a Default or an Event of Default shall have occurred and be continuing or (ii) the Company is not able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant or (iii) the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made subsequent to the Issue Date shall exceed the sum of: (A) 50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) of the Company earned during the period beginning on the first day of the first full fiscal quarter occurring after the Issue Date and ending on the last day of the fiscal quarter immediately preceding the date the Restricted Payment occurs (the "Reference Date") (treating such period as a single accounting period); plus (B) 100% of the aggregate net cash proceeds received by the Company from any Person (other than a Subsidiary of the Company) from the issuance and sale of Qualified Capital

Stock of the Company or from any equity contribution from a holder of the Company's Capital Stock subsequent to the Issue Date and on or prior to the Reference Date; plus (C) the principal amount (or accreted amount as of such Reference Date) of any Indebtedness of the Company or any Restricted Subsidiary of the Company incurred after the Issue Date which has been converted into or exchanged for Qualified Capital Stock of the Company (minus the amount of any cash or the fair market value (as determined in good faith by the Board of Directors of the Company) of property distributed by the Company or any Restricted Subsidiary of the Company upon such conversion or exchange); plus (D) without duplication, the sum of (1) the aggregate amount returned in cash on or with respect to Investments (other than Permitted Investments) made subsequent to the Issue Date whether through interest payments, principal payments, dividends or other distributions or payments, (2) the net cash proceeds received by the Company or any of its Restricted Subsidiaries from the disposition of all or any portion of such Investments (other than to a Subsidiary of the Company) and (3) upon redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the fair market value of such Subsidiary; provided, however, that the sum of clauses (1), (2) and (3) above shall not exceed the aggregate amount of all such Investments made subsequent to the Issue Date; plus (E) $20.0 million.

     Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph do not prohibit: (1) the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of such dividend or the giving of such irrevocable redemption notice if the dividend or redemption would have been permitted on the date of declaration or the giving of such irrevocable redemption notice; (2) if no Default or Event of Default shall have occurred and be continuing, the redemption or acquisition of any shares of Capital Stock of the Company, either
(i) solely in exchange for shares of Qualified Capital Stock of the Company or
(ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company; (3) payments by the Company to purchase, redeem or acquire for value shares of Qualified Capital Stock of the Company or options on such shares held by officers or employees upon the death, disability, retirement or termination of employment of such employees pursuant to the terms of an employee benefit plan or any other agreement pursuant to which such shares of Qualified Capital Stock or options were issued or pursuant to a severance, buy-sell or right of first refusal agreement with such employees, (4) Investments in securities not constituting cash or Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of the covenant described under "-- Limitation on Asset Sales" below, (5) if no Default or Event of Default shall have occurred and be continuing, the acquisition of any Indebtedness of the Company that is subordinate or junior in right of payment to the Notes either (i) solely in exchange for shares of Qualified Capital Stock of the Company or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of (A) shares of Qualified Capital Stock of the Company or (B) Refinancing Indebtedness and (6) the redemption of the Company's Preferred Stock purchase rights under the Company's stockholder's rights plans in an aggregate amount not to exceed $500,000. In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date in accordance with clause (iii) of the immediately preceding paragraph, amounts expended pursuant to clauses (1), (2)(ii), (3), (4) and (5)(ii)(A) shall be included in such calculation.

     The amount of any non-cash Restricted Payment shall be the fair market value, on the date such Restricted Payment is made, of the assets or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment. The fair market value of any non-cash Restricted Payment shall be determined by the Board of Directors of the Company whose resolution with respect to the fair market value of any Restricted Payment in excess of $5.0 million shall be delivered to the Trustee, such determination to be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if such fair market value exceeds $10.0 million. At least semi-annually the Company shall deliver to the Trustee an officers' certificate stating that all Restricted Payments made during the prior six month period were permitted and setting forth the basis upon which the calculations required by this covenant were computed, together with a copy of any opinion or appraisal required by the Indenture.

     Limitation on Asset Sales. The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless (i) the Company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of (as determined in good faith by the Company's Board of Directors), (ii) at least 75% of the consideration received by the Company or the Restricted Subsidiary, as the case may be, from such Asset Sale shall be in the form of cash or Cash Equivalents and is received at the time of such disposition; provided, that the amount of (x) any liabilities of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities of the Company that are by their terms subordinated to the Notes or any guarantee thereof) that are assumed by the transferee of any such assets pursuant to a novation agreement that releases the Company or such Restricted Subsidiary from further liability and (y) any notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash or Cash Equivalents (to the extent of the cash or Cash Equivalents received) within 365 days following the closing of such Asset Sale, will be deemed to be cash for purposes of this provision; provided, further, that the 75% limitation referred to above shall not apply to any sale, transfer or other disposition of assets in which the cash portion of the consideration received therefor, determined in accordance with the foregoing proviso, is equal to or greater than what the after-tax net proceeds would have been had such transaction complied with the aforementioned 75% limitation; and (iii) upon the consummation of an Asset Sale, the Company shall apply, or cause such Restricted Subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale within 365 days of receipt thereof either (A) to prepay any Senior Debt and, in the case of any Senior Debt under any revolving credit facility, effect a permanent reduction in the availability under such revolving credit facility if required by the terms of such revolving credit facility, or prepay the Indebtedness of any Restricted Subsidiary of the Company that was incurred in accordance with the "Limitation on Incurrence of Additional Indebtedness" covenant and, in the case of any such Indebtedness under any revolving credit facility, effect a permanent reduction in the availability under such revolving credit facility if required by the terms of such revolving credit facility, (B) to make an investment in properties and assets that replace the properties and assets that were the subject of such Asset Sale or in properties and assets (including Qualified Capital Stock of a Person which becomes a Restricted Subsidiary) that will be used in the business of the Company and its Restricted Subsidiaries as existing on the Issue Date or in businesses reasonably related or incidental thereto ("Replacement Assets"), or (C) a combination of prepayment and investment permitted by the foregoing clauses (iii)(A) and (iii)(B). On the 366th day after an Asset Sale or such earlier date, if any, as the Board of Directors of the Company or of such Restricted Subsidiary determines not to apply the Net Cash Proceeds relating to such Asset Sale as set forth in clauses
(iii)(A), (iii)(B) and (iii)(C) of the next preceding sentence (each, a "Net Proceeds Offer Trigger Date"), such aggregate amount of Net Cash Proceeds which have not been applied on or before such Net Proceeds Offer Trigger Date as permitted in clauses (iii)(A), (iii)(B) and (iii)(C) of the next preceding sentence (each a "Net Proceeds Offer Amount") shall be applied by the Company or such Restricted Subsidiary to make an offer to purchase (the "Net Proceeds Offer") on a date (the "Net Proceeds Offer Payment Date") not less than 30 nor more than 45 days following the applicable Net Proceeds Offer Trigger Date, from all Holders on a pro rata basis, that amount of Notes equal to the Net Proceeds Offer Amount at a price equal to 100% of the principal amount of the Notes to be purchased, plus accrued interest to the date of purchase; provided, however, that if at any time any non-cash consideration received by the Company or any Restricted Subsidiary of the Company, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with this covenant. The Company may defer the Net Proceeds Offer until there is an aggregate unutilized Net Proceeds Offer Amount equal to or in excess of $10.0 million resulting from one or more Asset Sales (at which time, the entire unutilized Net Proceeds Offer Amount, and not just the amount in excess of $10.0 million, shall be applied as required pursuant to this paragraph).

     In the event of the transfer of substantially all (but not all) of the property and assets of the Company and its Restricted Subsidiaries as an entirety to a Person in a transaction permitted under "-- Merger, Consolidation and Sale of Assets," the successor corporation shall be deemed to have sold the properties and assets of the Company and its Restricted Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale. In addition, the fair market value of such properties and assets of the Company or its Restricted Subsidiaries deemed to be sold shall be deemed to be Net Cash Proceeds for purposes of this covenant.

     Notwithstanding the two immediately preceding paragraphs, the Company and its Restricted Subsidiaries will be permitted to consummate an Asset Sale without complying with such paragraphs to the extent (i) at least 75% of the consideration for such Asset Sale constitutes Replacement Assets and (ii) such Asset Sale is for fair market value; provided, that any consideration not constituting Replacement Assets received by the Company or any of its Restricted Subsidiaries in connection with any Asset Sale permitted to be consummated under this paragraph shall constitute Net Cash Proceeds subject to the provisions of the two preceding paragraphs.

     Each Net Proceeds Offer will be mailed to the record Holders as shown on the register of Holders within 25 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Net Proceeds Offer, Holders may elect to tender their Notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent Holders properly tender Notes in an amount exceeding the Net Proceeds Offer Amount, Notes of tendering Holders will be purchased on a pro rata basis (based on amounts tendered). A Net Proceeds Offer shall remain open for a period of 20 business days or such longer period as may be required by law.

     The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Limitation on Asset Sales" covenant of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Limitation on Asset Sales" covenant of the Indenture by virtue thereof.

     Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary of the Company to (a) pay dividends or make any other distributions on or in respect of its Capital Stock; (b) make loans or advances or to pay any Indebtedness or other obligation owed to the Company or any other Restricted Subsidiary of the Company; or (c) transfer any of its property or assets to the Company or any other Restricted Subsidiary of the Company, except for such encumbrances or restrictions existing under or by reason of: (1) applicable law; (2) the Indenture; (3) customary non-assignment, subletting or restriction on transfer or net worth provisions of any contract, license or any lease governing a leasehold interest of any Restricted Subsidiary of the Company; (4) any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired; (5) agreements existing on the Issue Date to the extent and in the manner such agreements are in effect on the Issue Date; (6) the Credit Facility; (7) restrictions on the transfer of assets subject to any Lien permitted under the Indenture imposed by the holder of such Lien; (8) any agreement for the sale or disposition of the Capital Stock or assets of any Subsidiary of the Company; provided, that such encumbrances and restrictions are only applicable to such Subsidiary or assets, as applicable, and any such sale or disposition is made in compliance with the covenant described under "-- Limitation on Asset Sales" to the extent applicable thereto; or (9) an agreement governing Indebtedness incurred to Refinance the Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clause (2), (4), (5) or (6) above; provided, however, that the provisions relating to such encumbrance or restriction contained in any such Indebtedness are no less favorable to the Company in any material respect as determined by the Board of Directors of the Company in their reasonable and good faith judgment than the provisions relating to such encumbrance or restriction contained in agreements referred to in such clause (2), (4), (5) or (6).

     Limitation on Preferred Stock of Restricted Subsidiaries. The Company will not permit any of its Restricted Subsidiaries to issue any Preferred Stock (other than to the Company or to a Wholly Owned

Restricted Subsidiary of the Company) or permit any Person (other than the Company or a Wholly Owned Restricted Subsidiary of the Company) to own any Preferred Stock of any Restricted Subsidiary of the Company.

     Limitation on Liens. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens of any kind against or upon any property or assets of the Company or any of its Restricted Subsidiaries whether owned on the Issue Date or acquired after the Issue Date, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom, to secure any Indebtedness, unless (i) in the case of Liens securing Indebtedness that is expressly subordinate or junior in right of payment to the Notes, the Notes are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens and (ii) in all other cases, the Notes are equally and ratably secured, except for (A) Liens existing as of the Issue Date to the extent and in the manner such Liens are in effect on the Issue Date; (B) Liens securing Senior Debt; (C) Liens securing the Notes; (D) Liens of the Company or a Wholly Owned Restricted Subsidiary of the Company on assets of any Restricted Subsidiary of the Company; (E) Liens securing Refinancing Indebtedness which is incurred to Refinance any Indebtedness which has been secured by a Lien permitted under the Indenture and which has been incurred in accordance with the provisions of the Indenture; provided, however, that such Liens (x) are no less favorable to the Holders and are not more favorable to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness being Refinanced and (y) do not extend to or cover any property or assets of the Company or any of its Restricted Subsidiaries not securing the Indebtedness so Refinanced; and (F) Permitted Liens.

     Prohibition on Incurrence of Senior Subordinated Debt. The Company will not, directly or indirectly, incur or suffer to exist Indebtedness that is senior in right of payment to the Notes and subordinate in right of payment to any other Indebtedness of the Company.

     Merger, Consolidation and Sale of Assets. The Company will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary of the Company to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of the Company's assets (determined on a consolidated basis for the Company and the Company's Restricted Subsidiaries) whether as an entirety or substantially as an entirety to any Person unless: (i) either (1) the Company shall be the surviving or continuing corporation or (2) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of the Company and of the Company's Restricted Subsidiaries substantially as an entirety (the "Surviving Entity") (x) shall be a corporation organized and validly existing under the laws of the United States or any State thereof or the District of Columbia and (y) shall expressly assume, by supplemental indenture (in form and substance satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, and premium, if any, and interest on all of the Notes and the performance of every covenant of the Notes, the Indenture and the Registration Rights Agreement on the part of the Company to be performed or observed; (ii) immediately after giving effect to such transaction and the assumption contemplated by clause (i)(2)(y) above (including giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction), the Company or such Surviving Entity, as the case may be, (1) shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction and (2) shall be able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the "Limitation on Incurrence of Additional Indebtedness" covenant; (iii) immediately before and immediately after giving effect to such transaction and the assumption contemplated by clause (i)(2)(y) above (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred or be continuing; and (iv) the Company or the Surviving Entity shall have delivered to the Trustee an officers' certificate and an opinion of counsel (which opinion shall be subject to customary qualifications and assumptions reasonably acceptable to the Trustee), each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

     For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of the Company the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

     The Indenture will provide that upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, in which the Company is not the continuing corporation, the Surviving Entity shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the Notes with the same effect as if such Surviving Entity had been named as such.

     Limitations on Transactions with Affiliates. (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (each an "Affiliate Transaction"), other than (x) Affiliate Transactions permitted under paragraph (b) below and (y) Affiliate Transactions on terms that are no less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm's-length basis from a Person that is not an Affiliate of the Company or such Restricted Subsidiary. All Affiliate Transactions (and each series of related Affiliate Transactions which are similar or part of a common plan) involving aggregate payments or other property with a fair market value in excess of $1.0 million shall be approved by the Board of Directors of the Company or such Restricted Subsidiary, as the case may be, such approval to be evidenced by a Board Resolution stating that such Board of Directors has determined that such transaction complies with the foregoing provisions. If the Company or any Restricted Subsidiary of the Company enters into an Affiliate Transaction (or a series of related Affiliate Transactions related to a common plan) that involves an aggregate fair market value of more than $5.0 million the Company or such Restricted Subsidiary, as the case may be, shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of such transaction or series of related transactions to the Company or the relevant Restricted Subsidiary, as the case may be, from a financial point of view, from an Independent Financial Advisor and file the same with the Trustee.

     (b) The restrictions set forth in clause (a) above shall not apply to (i) reasonable fees and compensation paid to and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary of the Company as determined in good faith by the Company's Board of Directors or senior management; (ii) transactions exclusively between or among the Company and any of its Wholly Owned Restricted Subsidiaries or exclusively between or among such Wholly Owned Restricted Subsidiaries, provided such transactions are not otherwise prohibited by the Indenture; (iii) any agreement as in effect as of the Issue Date or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) in any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement as in effect on the Issue Date; (iv) advances and loans to employees for relocation, entertainment and travel expenses, drawing accounts and other matters in the ordinary course of business; (v) transactions with Annapurna Corporation aggregating not more than $500,000 in any fiscal year; and (vi) Restricted Payments permitted by the Indenture.

     Limitation of Guarantees by Subsidiaries. The Company will not permit any Restricted Subsidiary, directly or indirectly, by way of the pledge of any intercompany note or otherwise, to assume, guarantee or in any other manner become liable with respect to any Indebtedness of the Company or any other Subsidiary (other than (A) Indebtedness and other obligations under the Credit Facility, (B) Permitted Indebtedness of a Restricted Subsidiary, (C) Indebtedness under Currency Agreements in reliance on clause (v) of the definition of Permitted Indebtedness or (D) Interest Swap Obligations incurred in reliance on clause (iv) of the definition of Permitted Indebtedness), unless, in any such case, such Restricted Subsidiary executes and delivers a supplemental indenture to the Indenture providing a guarantee of payment of the Notes by such Restricted Subsidiary (the "Guarantee").

     Notwithstanding the foregoing, any such Guarantee by a Restricted Subsidiary of the Notes shall provide by its terms that it shall be automatically and unconditionally released and discharged, without any further action required on the part of the Trustee or any Holder, upon: (i) the unconditional release of such Restricted Subsidiary from its liability in respect of the Indebtedness in connection with which such Guarantee was executed and delivered pursuant to the preceding paragraph; or (ii) any sale or other disposition (by merger or otherwise) to any Person which is not a Restricted Subsidiary of the Company of all of the Company's Capital Stock in, or all or substantially all of the assets of, such Restricted Subsidiary; provided, that
(a) such sale or disposition of such Capital Stock or assets is otherwise in compliance with the terms of the Indenture and (b) such assumption, guarantee or other liability of such Restricted Subsidiary has been released by the holders of the other Indebtedness so guaranteed.

     Conduct of Business. The Company and its Restricted Subsidiaries will not engage in any businesses which are not the same as or similar, reasonably related or incidental to the businesses in which the Company and its Restricted Subsidiaries are engaged on the Issue Date.

     Reports to Holders. The Indenture will provide that the Company will deliver to the Trustee within 15 days after the filing of the same with the Commission, copies of the quarterly and annual reports and of the information, documents and other reports, if any, which the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act. The Indenture further provides that, notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the Commission, to the extent permitted, and provide the Trustee and Holders with such annual reports and such information, documents and other reports specified in Sections 13 and 15(d) of the Exchange Act. The Company will also comply with the other provisions of TIA sec. 314(a).

EVENTS OF DEFAULT

     The following events are defined in the Indenture as "Events of Default":

          (i) the failure to pay interest on any Notes when the same becomes due and payable and the default continues for a period of 30 days (whether or not such payment shall be prohibited by the subordination provisions of the Indenture);

          (ii) the failure to pay the principal on any Notes, when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase Notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer) (whether or not such payment shall be prohibited by the subordination provisions of the Indenture);

          (iii) a default in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 30 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes (except in the case of a default with respect to the "Merger, Consolidation and Sale of Assets" covenant, which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

          (iv) the failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness of the Company or any Restricted Subsidiary of the Company and such failure continues for a period of 20 days or more, or the acceleration of the final stated maturity of any such Indebtedness (which acceleration is not rescinded, annulled or otherwise cured within 20 days of receipt by the Company or such Restricted Subsidiary of notice of such acceleration) if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been accelerated, in each case with respect to which the 20-day period described above has passed, aggregates $15.0 million or more at any time;
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

          (v) one or more judgments in an aggregate amount in excess of $15.0 million shall have been rendered against the Company or any of its Significant Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable; or

          (vi) certain events of bankruptcy affecting the Company or any of its Significant Subsidiaries.

     If an Event of Default (other than an Event of Default specified in clause
(vi) above with respect to the Company) shall occur and be continuing, the Trustee or the Holders of at least 25% in principal amount of outstanding Notes may declare the principal of and accrued interest on all the Notes to be due and payable by notice in writing to the Company and the Trustee specifying the respective Event of Default and that it is a "notice of acceleration" (the "Acceleration Notice"), and the same (i) shall become immediately due and payable or (ii) if there are any amounts outstanding under the Credit Facility, shall become immediately due and payable upon the first to occur of an acceleration under the Credit Facility or 5 business days after receipt by the Company and the Representative under the Credit Facility of such Acceleration Notice (but only if such Event of Default is then continuing). If an Event of Default specified in clause (vi) above with respect to the Company occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

     The Indenture will provide that, at any time after a declaration of acceleration with respect to the Notes as described in the preceding paragraph, the Holders of a majority in principal amount of the Notes may rescind and cancel such declaration and its consequences (i) if the rescission would not conflict with any judgment or decree, (ii) if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration, (iii) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid, (iv) if the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances and (v) in the event of the cure or waiver of an Event of Default of the type described in clause (vi) of the description above of Events of Default, the Trustee shall have received an officers' certificate and an opinion of counsel (which opinion shall be subject to customary qualifications and assumptions reasonably acceptable to the Trustee) that such Event of Default has been cured or waived. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

     The Holders of a majority in principal amount of the Notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or interest on any Notes.

     Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture and under the TIA. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

     Under the Indenture, the Company is required to provide an officers' certificate to the Trustee promptly upon any such officer obtaining knowledge of any Default or Event of Default (provided that such officers shall provide such certification at least annually whether or not they know of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The Company may, at its option and at any time, elect to have its obligations discharged with respect to the outstanding Notes ("Legal Defeasance"). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, except for

(i) the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments, (iii) the rights, powers, trust, duties and immunities of the Trustee and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under "-- Events of Default" will no longer constitute an Event of Default with respect to the Notes.

     In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;
(iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or an Event of Default resulting from the incurrence of Indebtedness all or a portion of the proceeds of which will be used to defease the Notes) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture (other than a Default or an Event of Default resulting from the incurrence of Indebtedness all or a portion of the proceeds of which will be used to defease the Notes), or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company shall have delivered to the Trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others; (vii) the Company shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with; (viii) the Company shall have delivered to the Trustee an opinion of counsel to the effect that (A) the trust funds will not be subject to any rights of holders of Senior Debt, including, without limitation, those arising under the Indenture and (B) after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and (ix) certain other customary conditions precedent are satisfied. Notwithstanding the foregoing, the opinion of counsel required by clause (ii) or (iii) above need not be delivered if all Notes not theretofore delivered to the Trustee for cancellation (x) have become due and payable, (y) will become due and payable on the maturity date within one year or (z) are to be called for redemption within one year under arrangements satisfactory to the Trustee for giving of notice of redemption by the Trustee in the name, and at the expense, of the Company.

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

SATISFACTION AND DISCHARGE

     The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when (i) either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be; (ii) the Company has paid all other sums payable under the Indenture by the Company; and (iii) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

MODIFICATION OF THE INDENTURE

     From time to time, the Company and the Trustee, without the consent of the Holders, may amend the Indenture for certain specified purposes, including curing ambiguities, defects or inconsistencies, so long as such change does not, in the opinion of the Trustee, adversely affect the rights of any of the Holders in any material respect. In formulating its opinion on such matters, the Trustee will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an opinion of counsel. Other modifications and amendments of the Indenture may be made with the consent of the Holders of a majority in principal amount of the then outstanding Notes issued under the Indenture, except that, without the consent of each Holder affected thereby, no amendment may: (i) reduce the amount of Notes whose Holders must consent to an amendment; (ii) reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any Notes; (iii) reduce the principal of or change or have the effect of changing the fixed maturity of any Notes, or change the date on which any Notes may be subject to redemption or reduce the redemption price therefor; (iv) make any Notes payable in money other than that stated in the Notes; (v) make any change in provisions of the Indenture protecting the right of each Holder to receive payment of principal of and interest on such Note on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of Notes to waive Defaults or Events of Default; (vi) after the Company's obligation to purchase Notes arises thereunder, amend, change or modify in any material respect the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate a Net Proceeds Offer with respect to any Asset Sale that has been consummated or modify any of the provisions or definitions with respect thereto; or (vii) modify or change any provision of the Indenture or the related definitions affecting the subordination or ranking of the Notes or any Guarantee in a manner which adversely affects the Holders.

GOVERNING LAW

     The Indenture will provide that it, the Notes will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

THE TRUSTEE

     The Indenture will provide that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.
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

     The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

     "Acquired Indebtedness" means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Company or at the time it merges or consolidates with the Company or any of its Subsidiaries or assumed in connection with the acquisition of assets from such Person and in each case not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company or such acquisition, merger or consolidation.

     "Affiliate" means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative of the foregoing.

     "Asset Acquisition" means (a) an Investment by the Company or any Restricted Subsidiary of the Company in any other Person pursuant to which such Person shall become a Restricted Subsidiary of the Company or any Restricted Subsidiary of the Company, or shall be merged with or into the Company or any Restricted Subsidiary of the Company, or (b) the acquisition by the Company or any Restricted Subsidiary of the Company of the assets of any Person (other than a Restricted Subsidiary of the Company) which constitute all or substantially all of the assets of such Person or comprises any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

     "Asset Sale" means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer for value by the Company or any of its Restricted Subsidiaries (including any Sale and Leaseback Transaction) to any Person other than the Company or a Wholly Owned Restricted Subsidiary of the Company of (a) any Capital Stock of any Restricted Subsidiary of the Company; or
(b) any other property or assets of the Company or any Restricted Subsidiary of the Company other than in the ordinary course of business; provided, however, that asset sales or other dispositions shall not include (i) a transaction or series of related transactions for which the Company or its Restricted Subsidiaries receive aggregate consideration of less than $2.0 million, (ii) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company as permitted under "-- Certain
Covenants -- Merger, Consolidation and Sale of Assets," (iii) the sale or other transfer for value by the Company of any Capital Stock of any Person (other than a Subsidiary) so long as the Investment in such Capital Stock was permitted under "Limitation on Restricted Payments," (iv) the sale of Cash Equivalents,
(v) disposals or replacements of obsolete or outdated equipment in the ordinary course of business and (vi) the sale or discount, in each case without recourse (other than recourse for a breach of a representation or warranty), of accounts receivable arising in the ordinary course of business, but only in connection with the compromise or collection thereof in the ordinary course of business and not as part of a financing transaction.

     "Board of Directors" means, as to any Person, the board of directors of such Person or any duly authorized committee thereof.

     "Board Resolution" means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

     "Capitalized Lease Obligation" means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

     "Capital Stock" means (i) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person and (ii) with respect to any Person that is not a corporation, any and all partnership or other equity interests of such Person.

     "Cash Equivalents" means (i) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof; (ii) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having a rating of at least A from either Standard & Poor's Corporation ("S&P") or Moody's Investors Service, Inc. ("Moody's"); (iii) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-2 from S&P or at least P-2 from Moody's; (iv) certificates of deposit, time deposits or bankers' acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $250.0 million; (v) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with any bank meeting the qualifications specified in clause (iv) above; (vi) investments in money market funds which invest substantially all their assets in securities of the types described in clauses (i) through (v) above and (vii) in the case of any foreign subsidiary, (A) direct obligations of the sovereign nation (or any agency thereof) in which such foreign subsidiary is organized or is conducting business or in obligations fully and unconditionally guaranteed by such sovereign nation (or any agency thereof) or (B) of the type and maturity described in clauses
(iii), (iv) or (v) above of foreign obligors, which obligations or obligors (or the parents of such obligors) have ratings described in such clauses or equivalent ratings from comparable foreign rating agencies.

     "Change of Control" means the occurrence of one or more of the following events: (i) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a "Group"), together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of the Indenture) other than to the Permitted Holders; (ii) the approval by the holders of Capital Stock of the Company of any plan or proposal for the liquidation or dissolution of the Company (whether or not otherwise in compliance with the provisions of the Indenture); (iii) any Person or Group (other than the Permitted Holders) shall become the owner, directly or indirectly, beneficially or of record (other than any Person described in clause (d)(2) of Rule 13d-3 of the Exchange Act), of shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Capital Stock of the Company; or (iv) the replacement of a majority of the Board of Directors of the Company over a two-year period from the directors who constituted the Board of Directors of the Company at the beginning of such period, and such replacement shall not have been approved by a vote of at least a majority of the Board of Directors of the Company then still in office who either were members of such Board of Directors at the beginning of such period or whose election as a member of such Board of Directors was previously so approved.

     "Common Stock" of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person's common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

     "Consolidated EBITDA," as adjusted, means, with respect to any Person, for any period, the sum (without duplication) of (i) Consolidated Net Income and
(ii) to the extent Consolidated Net Income has been reduced thereby, (A) all income taxes of such Person and its Restricted Subsidiaries paid or accrued in accordance with GAAP for such period (other than income taxes attributable to extraordinary, unusual or nonrecurring gains or losses or taxes attributable to sales or dispositions outside the ordinary course of business), (B) Consolidated Interest Expense and (C) Consolidated Non-cash Charges less any non-cash items increasing Consolidated Net Income for such period, all as determined on a consolidated basis for such Person and its Restricted Subsidiaries in accordance with GAAP.

     "Consolidated Fixed Charge Coverage Ratio" means, with respect to any Person, the ratio of Consolidated EBITDA, as adjusted, of such Person during the four full fiscal quarters (the "Four Quarter Period") ending on or prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (the "Transaction Date") to Consolidated Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, "Consolidated EBITDA," as adjusted, and "Consolidated Fixed Charges" shall be calculated after giving effect on a pro forma basis for the period of such calculation to (i) the incurrence or repayment of any Indebtedness of such Person or any of its Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period and (ii) any asset sales or other dispositions or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any Consolidated EBITDA, as adjusted, (including any pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Exchange Act) attributable to the assets which are the subject of the Asset Acquisition or asset sale or other disposition during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such asset sale or other disposition or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period. If such Person or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Restricted Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness. Furthermore, in calculating "Consolidated Fixed Charges" for purposes of determining the denominator (but not the numerator) of this "Consolidated Fixed Charge Coverage Ratio," (1) interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date; and (2) notwithstanding clause
(1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

     "Consolidated Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of (i) Consolidated Interest Expense, plus
(ii) the product of (x) the amount of all dividend payments on any series of Preferred Stock of such Person (other than dividends paid in Qualified Capital Stock) paid, accrued or scheduled to be paid or accrued during such period times
(y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local tax rate of such Person, expressed as a decimal.

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

     "Consolidated Interest Expense" means, with respect to any Person for any period, the sum of, without duplication: (i) the aggregate of the interest expense of such Person and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, including without limitation, (a) any amortization of debt discount and amortization or write-off of deferred financing costs, (b) the net costs under Interest Swap Obligations,
(c) all capitalized interest and (d) the interest portion of any deferred payment obligation; and (ii) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP.

     "Consolidated Net Income" means, with respect to any Person, for any period, the aggregate net income (or loss) of such Person and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP, plus, to the extent net income has been reduced thereby, any non-cash charges relating to any Asset Acquisition by such Person permitted by the terms of the Indenture; provided that there shall be excluded therefrom (a) after-tax gains from Asset Sales or abandonments or reserves relating thereto, (b) after-tax items classified as extraordinary or nonrecurring gains, (c) the net income of any Person acquired in a "pooling of interests" transaction accrued prior to the date it becomes a Restricted Subsidiary of the referent Person or is merged or consolidated with the referent Person or any Restricted Subsidiary of the referent Person, (d) the net income (but not loss) of any Restricted Subsidiary of the referent Person to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is restricted by a contract, operation of law or otherwise, (e) the net income of any Person, other than a Restricted Subsidiary of the referent Person, except to the extent of cash dividends or distributions paid to the referent Person or to a Wholly Owned Restricted Subsidiary of the referent Person by such Person,
(f) any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Issue Date, (g) income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued), and (h) in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person's assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets.

     "Consolidated Net Worth" of any Person means the consolidated stockholders' equity of such Person, determined on a consolidated basis in accordance with GAAP, less (without duplication) amounts attributable to Disqualified Capital Stock of such Person.

     "Consolidated Non-cash Charges" means, with respect to any Person, for any period, the aggregate depreciation, amortization and other non-cash expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charges constituting an extraordinary item or loss or any such charge which requires an accrual of or a reserve for cash charges for any future period).

     "Credit Facility" means one or more credit facilities governed by one or more credit agreements among the Company, the lenders party thereto in their capacities as lenders thereunder, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings thereunder or adding Restricted Subsidiaries of the Company as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under any such agreements or any successor or replacement agreements and whether by the same or any other agent, lender or group of lenders.

     "Default" means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

     "Designated Senior Debt" means (i) Indebtedness under or in respect of the Credit Facility and (ii) any other Indebtedness constituting Senior Debt which, at the time of determination, has an aggregate principal amount of at least $25.0 million and is specifically designated in the instrument evidencing such Senior Debt as "Designated Senior Debt" by the Company.

     "Disqualified Capital Stock" means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof on or prior to the final maturity date of the Notes.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

     "Fair market value" means, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value shall be determined by the Board of Directors of the Company acting reasonably and in good faith and shall be evidenced by a Board Resolution of the Board of Directors of the Company which, if required by the terms of the Indenture, shall be delivered to the Trustee.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Issue Date.

     "Indebtedness" means with respect to any Person, without duplication, (i) all Obligations of such Person for borrowed money, (ii) all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all Capitalized Lease Obligations of such Person, (iv) all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business), (v) all Obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, (vi) guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (i) through (v) above and clause
(viii) below, (vii) all Obligations of any other Person of the type referred to in clauses (i) through (vi) which are secured by any lien on any property or asset of such Person, the amount of such Obligation being deemed to be the lesser of the fair market value of such property or asset or the amount of the Obligation so secured, (viii) all Obligations under currency agreements and interest swap agreements of such Person and (ix) all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any. For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock.

     "Independent Financial Advisor" means a firm (i) which does not, and whose directors, officers and employees or Affiliates do not, have a direct or indirect financial interest in the Company and (ii) which, in the judgment of the Board of Directors of the Company, is otherwise independent and qualified to perform the task for which it is to be engaged.

     "Interest Swap Obligations" means the obligations of any Person pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

     "Investment" means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any Person. "Investment" shall exclude extensions of trade credit by the Company and its Restricted Subsidiaries on commercially reasonable terms in accordance with normal trade practices of the Company or such Restricted Subsidiary, as the case may be. For the purposes of the "Limitation on Restricted Payments" covenant, (i) "Investment" shall include and be valued at the fair market value of the net assets of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary and shall exclude the fair market value of the net assets of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary and (ii) the amount of any Investment shall be the original cost of such Investment plus the cost of all additional Investments by the Company or any of its Restricted Subsidiaries, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment, reduced by the payment of dividends or distributions in connection with such Investment or any other amounts received in respect of such Investment; provided that no such payment of dividends or distributions or receipt of any such other amounts shall reduce the amount of any Investment if such payment of dividends or distributions or receipt of any such amounts would be included in Consolidated Net Income. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Common Stock of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, the Company no longer owns, directly or indirectly, greater than 50% of the outstanding Common Stock of such Restricted Subsidiary, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Common Stock of such Restricted Subsidiary not sold or disposed of.

     "Issue Date" means the date of original issuance of the Notes.

     "Lien" means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

     "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (other than the portion of any such deferred payment constituting interest) received by the Company or any of its Restricted Subsidiaries from such Asset Sale net of
(a) reasonable out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions), (b) taxes paid or payable after taking into account any reduction in consolidated tax liability due to available tax credits or deductions and any tax sharing arrangements, (c) repayment of Indebtedness that is required to be repaid in connection with such Asset Sale and (d) appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale.

     "Obligations" means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

     "Permitted Holders" means Vinod Gupta and his spouse, their lineal descendants and adopted children and spouses of their lineal descendants and adopted children, any foundation controlled by any of the foregoing persons, any trusts for the benefit of any of the foregoing persons and any Affiliates of the foregoing persons.

     "Permitted Indebtedness" means, without duplication, each of the following:

          (i) Indebtedness under the Notes issued in the Offering and the Indenture;

          (ii) Indebtedness incurred pursuant to the Credit Facility in an aggregate principal amount at any time outstanding not to exceed $100.0 million;

          (iii) other Indebtedness of the Company and its Subsidiaries outstanding on the Issue Date reduced by the amount of any scheduled amortization payments or mandatory prepayments when actually paid or permanent reductions thereon;

          (iv) Interest Swap Obligations of the Company or any of its Restricted Subsidiaries covering Indebtedness of the Company or such Restricted Subsidiary; provided, however, that such Interest Swap Obligations are entered into to protect the Company and its Restricted Subsidiaries from fluctuations in interest rates on Indebtedness incurred in accordance with the Indenture to the extent the notional principal amount of such Interest Swap Obligation does not exceed the principal amount of the Indebtedness to which such Interest Swap Obligation relates;

          (v) Indebtedness under Currency Agreements; provided that in the case of Currency Agreements which relate to Indebtedness, such Currency Agreements do not increase the Indebtedness of the Company and its Restricted Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

          (vi) Indebtedness of a Wholly Owned Restricted Subsidiary of the Company to the Company or to a Wholly Owned Restricted Subsidiary of the Company for so long as such Indebtedness is held by the Company, a Wholly Owned Restricted Subsidiary of the Company or the lenders or collateral agent under the Credit Facility, in each case subject to no Lien held by a Person other than the Company, a Wholly Owned Restricted Subsidiary of the Company or the lenders or collateral agent under the Credit Facility; provided that if as of any date any Person other than the Company, a Wholly Owned Restricted Subsidiary of the Company or the lenders or collateral agent under the Credit Facility owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness, on such date the Company shall be deemed to have incurred Indebtedness not constituting Permitted Indebtedness;

          (vii) Indebtedness of the Company to a Restricted Subsidiary of the Company for so long as such Indebtedness is held by a Restricted Subsidiary of the Company or the lenders or collateral agent under the Credit Facility, in each case subject to no Lien other than in favor of the lenders or collateral agent under the Credit Facility; provided that (a) any Indebtedness of the Company to any Restricted Subsidiary of the Company is unsecured and subordinated in right of payment in an insolvency, bankruptcy, liquidation or any other similar proceeding, pursuant to a written agreement, to the Company's obligations under the Indenture and the Notes and (b) if as of any date any Person other than a Restricted Subsidiary of the Company owns or holds any such Indebtedness or any Person other than the lenders or collateral agent under the Credit Facility holds a Lien in respect of such Indebtedness, on such date the Company shall be deemed to have incurred Indebtedness not constituting Permitted Indebtedness;

          (viii) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within two business days of incurrence;

          (ix) Indebtedness of the Company or any of its Restricted Subsidiaries represented by letters of credit for the account of the Company or such Restricted Subsidiary, as the case may be, in order to provide security for workers' compensation claims, payment obligations in connection with self-insurance or similar requirements in the ordinary course of business;

          (x) Indebtedness represented by Capitalized Lease Obligations and Purchase Money Indebtedness of the Company and its Restricted Subsidiaries incurred in the ordinary course of business not to exceed $30.0 million at any one time outstanding;

          (xi) Refinancing Indebtedness;

          (xii) Indebtedness in respect of bid, performance, advance payment, appeal or surety bonds;

          (xiii) guarantees of Indebtedness otherwise permitted under the Indenture, provided that in the case of a guarantee by a Restricted Subsidiary, such Restricted Subsidiary complies with the "Limitation of Guarantees by Subsidiaries" covenant; and

          (xiv) additional Indebtedness of the Company or any Restricted Subsidiary in an aggregate principal amount not to exceed $25.0 million at any one time outstanding.

     For purposes of determining compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (i)through (xiv) of the definition of "Permitted Indebtedness" or is otherwise entitled to be incurred pursuant to the "Limitation on Incurrence of Additional Indebtedness" covenant, the Company shall, in its sole discretion, classify such item of Indebtedness in any manner that complies with such covenant and such item of Indebtedness will be treated as having been incurred pursuant to only one of such clauses or pursuant to such covenant or as having been divided and incurred pursuant to more than one of such clauses or such covenant. Accrual of interest, the accretion of accreted value and the payment of interest will not be deemed to be an incurrence of Indebtedness for purposes of this covenant. If the Indebtedness is incurred, denominated and payable in other than United States currency, then the Indebtedness shall be converted into United States currency using the spot foreign exchange rate of the currency in which such Indebtedness is incurred, denominated and payable on the date of Incurrence of such Indebtedness.

     "Permitted Investments" means (i) Investments by the Company or any Restricted Subsidiary of the Company in any Person that is or will become immediately after such Investment a Restricted Subsidiary of the Company or that will merge or consolidate into the Company or a Restricted Subsidiary of the Company; (ii) Investments in the Company by any Restricted Subsidiary of the Company; provided that any Indebtedness evidencing such Investment is unsecured and subordinated in right of payment in an insolvency, bankruptcy, liquidation or any other similar proceeding, pursuant to a written agreement, to the Company's obligations under the Notes and the Indenture; (iii) investments in cash and Cash Equivalents; (iv) loans and advances to employees and officers of the Company and its Restricted Subsidiaries in the ordinary course of business for bona fide business purposes not in excess of $1.0 million at any one time outstanding; (v) Currency Agreements and Interest Swap Obligations entered into in the ordinary course of the Company's or its Restricted Subsidiaries' businesses and otherwise in compliance with the Indenture; (vi) Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy, workout or insolvency of such trade creditors or customers or in settlement of delinquent obligations;
(vii) Investments made by the Company or its Restricted Subsidiaries as a result of consideration received in connection with an Asset Sale made in compliance with the "Limitation on Asset Sales" covenant; (viii) any acquisition of assets or securities of another Person to the extent it is in exchange for the issuance of Qualified Capital Stock of the Company or a Restricted Subsidiary; (ix) Investments existing on the Issue Date; and (x) Investments in prepaid expenses, negotiable instruments held for collection, utility, workers' compensation, performance and similar deposits; (xi) guarantees of Indebtedness otherwise permitted under the Indenture, provided that in the case of a guarantee by a Restricted Subsidiary, such Restricted Subsidiary complies with the "Limitation of Guarantees by Subsidiaries" covenant; and (xii) any other Investments not to exceed $30.0 million at any one time outstanding.

     "Permitted Liens" means the following types of Liens:

          (i) Liens for taxes, assessments or governmental charges or claims either (a) not delinquent or (b) contested in good faith by appropriate proceedings and as to which the Company or its Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

          (ii) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

          (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

          (iv) judgment Liens not giving rise to an Event of Default;

          (v) easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

          (vi) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

          (vii) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

          (viii) Liens securing Interest Swap Obligations which Interest Swap Obligations relate to Indebtedness that is otherwise permitted under the Indenture;

          (ix) Liens securing Capitalized Lease Obligations and Purchase Money Indebtedness permitted pursuant to clause (x) of the definition of "Permitted Indebtedness" or the proviso to "-- Certain
     Covenants -- Limitation on Incurrence of Additional Indebtedness"; provided, however, that (A) the Indebtedness shall not exceed the cost of such property or assets and shall not be secured by any property or assets of the Company or any Restricted Subsidiary of the Company other than the property and assets so leased, acquired or constructed (and with respect to Capitalized Lease Obligations, together with the proceeds thereof, substitutions and replacements thereof and accessions thereto) and (B) the Lien securing such Indebtedness shall be created within 180 days of such lease, acquisition or construction or, in the case of a refinancing thereof, within 180 days of such refinancing;

          (x) Liens securing Indebtedness under Currency Agreements;

          (xi) Liens securing Acquired Indebtedness incurred in accordance with the "Limitation on Incurrence of Additional Indebtedness" covenant; provided that (A) such Liens secured such Acquired Indebtedness at the time of and prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company and were not granted in connection with, or in anticipation of, the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company and
     (B) such Liens do not extend to or cover any property or assets of the Company or of any of its Restricted Subsidiaries other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of the Company or a Restricted Subsidiary of the Company and are no more favorable to the lienholders than those securing the Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company.

          (xii) Liens existing on the Issue Date;

          (xiii) Liens to secure any Refinancing Indebtedness which is incurred to Refinance any Indebtedness which has been secured by a Lien permitted under the Indenture and which has been incurred in accordance with the provisions of the Indenture; provided, however, that such Liens (A) are no less favorable to the Holders and are not more favorable to the lienholders with respect to such Liens than the

     Liens in respect of the Indebtedness being Refinanced and (B) do not extend to or cover any property or assets of the Company or any of its Restricted Subsidiaries not securing the Indebtedness so Refinanced;

          (xiv) Liens in favor of the Company;

          (xv) Liens in favor of customs and revenue authorities to secure payment of customs duties in connection with the importation of goods in the ordinary course of business and other similar Liens arising in the ordinary course of business;

          (xvi) leases or subleases granted to third Persons not interfering with the ordinary course of business of the Company or its Restricted Subsidiaries;

          (xvii) Liens arising by virtue of any common law, statutory, regulatory, contractual or warranty provision relating to bankers' liens, rights of set-off or similar rights and remedies as to deposit or securities accounts maintained in the ordinary course of business;

          (xviii) Liens under licensing agreements for use of intellectual property entered into in the ordinary course of business;

          (xix) Liens under the Credit Facility and other Senior Debt permitted to be incurred under the "Limitation on Incurrence of Additional Indebtedness" covenant; and

          (xx) Liens on property existing at the time of the acquisition thereof by the Company or any Restricted Subsidiary of the Company; provided, that
     (x) such Liens were in existence at the time of and prior to the acquisition of such property and were not granted in connection with, or in anticipation of, the acquisition thereof and (y) such Liens extend only to the property so acquired and the proceeds thereof.

     "Person" means an individual, partnership, corporation, unincorporated organization, association, limited liability company, joint stock company, trust or joint venture, or a governmental agency or political subdivision thereof or any other entity.

     "Preferred Stock" of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

     "Purchase Money Indebtedness" means Indebtedness of the Company and its Restricted Subsidiaries incurred in the normal course of business for the purpose of financing all or any part of the purchase price, or the cost of installation, construction or improvement, of property or equipment.

     "Qualified Capital Stock" means any Capital Stock that is not Disqualified Capital Stock.

     "Refinance" means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. "Refinanced" and "Refinancing" shall have correlative meanings.

     "Refinancing Indebtedness" means any Refinancing by the Company or any Restricted Subsidiary of the Company of Indebtedness incurred in accordance with the "Limitation on Incurrence of Additional Indebtedness" covenant (other than pursuant to clause (ii), (iv), (v), (vi), (vii), (viii), (ix), (x), (xiii) or
(xiv) of the definition of Permitted Indebtedness), in each case that does not
(1) result in an increase in the aggregate principal amount of Indebtedness of such Person as of the date of such proposed Refinancing (plus the amount of any interest and premium required to be paid under the terms of the instrument governing such Indebtedness, market-based premiums and reasonable fees and expenses incurred by the Company in connection with such Refinancing) or (2) create Indebtedness with (A) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced or (B) a final maturity earlier than the final maturity of the Indebtedness being Refinanced; provided that (x) if such Indebtedness being Refinanced is Indebtedness of the Company, then such Refinancing Indebtedness shall be Indebtedness solely of the Company and (y) if such Indebtedness being Refinanced is subordinate or junior to the Notes, then such Refinancing Indebtedness shall be subordinate to the Notes at least to the same extent and in the same manner as the Indebtedness being Refinanced.

     "Representative" means the indenture trustee or other trustee, agent or representative in respect of any Designated Senior Debt; provided that if, and for so long as, any Designated Senior Debt lacks such a representative, then the Representative for such Designated Senior Debt shall at all times constitute the holders of a majority in outstanding principal amount of such Designated Senior Debt in respect of any Designated Senior Debt.

     "Restricted Subsidiary" of any Person means any Subsidiary of such Person which at the time of determination is not an Unrestricted Subsidiary.

     "Sale and Leaseback Transaction" means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to the Company or a Restricted Subsidiary of any property, whether owned by the Company or any Restricted Subsidiary at the Issue Date or later acquired, which has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such property.

     "Senior Debt" means the principal of, premium, if any, and interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on any Indebtedness of the Company, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Notes. Without limiting the generality of the foregoing, "Senior Debt" shall also include the principal of, premium, if any, interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on, and all other amounts owing in respect of, (x) all monetary obligations (including guarantees thereof) of every nature of the Company under the Credit Facility, including, without limitation, obligations to pay principal and interest, reimbursement obligations under letters of credit, fees, expenses and indemnities, (y) all Interest Swap Obligations (including guarantees thereof) and (z) all obligations (including guarantees thereof) under Currency Agreements, in each case whether outstanding on the Issue Date or thereafter incurred. Notwithstanding the foregoing, "Senior Debt" shall not include (i) any Indebtedness of the Company to a Subsidiary of the Company or any Affiliate of the Company or any of such Affiliate's Subsidiaries, (ii) Indebtedness to, or guaranteed on behalf of, any shareholder, director, officer or employee of the Company or any Subsidiary of the Company (including, without limitation, amounts owed for compensation), (iii) Indebtedness to trade creditors and other amounts incurred in connection with obtaining goods, materials or services, (iv) Indebtedness represented by Disqualified Capital Stock, (v) any liability for federal, state, local or other taxes owed or owing by the Company, (vi) that portion of any Indebtedness incurred in violation of the Indenture provisions set forth under the "Limitation on Incurrence of Additional Indebtedness" covenant (but, as to any such obligation, no such violation shall be deemed to exist for purposes of this clause (vi) if the holder(s) of such obligation or their representative and the Trustee shall have received an officer's certificate of the Company to the effect that the incurrence of such Indebtedness does not (or, in the case of revolving credit Indebtedness, that the incurrence of the entire committed amount thereof at the date on which the initial borrowing thereunder is made would not) violate such provisions of the Indenture), (vii) Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to the Company and (viii) any Indebtedness which is, by its express terms, subordinated in right of payment to any other Indebtedness of the Company.

     "Significant Subsidiary", with respect to any Person, means any Restricted Subsidiary of such Person that satisfies the criteria for a "significant subsidiary" set forth in Rule 1.02(w) of Regulation S-X under the Securities Act.

     "Subsidiary", with respect to any Person, means (i) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person or (ii) any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

     "Unrestricted Subsidiary" of any Person means (i) any Subsidiary of such Person that at the time of determination shall be or continue to be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided that (x) the Company certifies to the Trustee that such designation complies with the "Limitation on Restricted Payments" covenant and (y) each Subsidiary to be so designated and each of its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if (x) immediately after giving effect to such designation, the Company is able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant and (y) immediately before and immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an officers' certificate certifying that such designation complied with the foregoing provisions.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the then outstanding aggregate principal amount of such Indebtedness into (b) the sum of the total of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

     "Wholly Owned Restricted Subsidiary" of any Person means any Restricted Subsidiary of such Person of which all the outstanding voting securities (other than in the case of a foreign Restricted Subsidiary, directors' qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by such Person or any Wholly Owned Restricted Subsidiary of such Person.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following sets forth the material anticipated federal income tax consequences expected to result to Holders from the Exchange Offer and from the purchase, ownership and disposition of the New Notes. The description of the federal income tax consequences set forth below is based upon the Internal Revenue Code of 1986, as amended (the "Code"), and judicial decisions and administrative interpretations thereunder, as of the date hereof, and such authorities may be repealed, revoked, modified or otherwise interpreted or applied so as to result in federal income tax consequences different from those described below. There can be no assurance that the Internal Revenue Service (the "IRS") will not challenge one or more of the tax consequences described herein, and the Company has not obtained, nor does it intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal income tax consequences of acquiring or holding New Notes. The description below pertains only to U.S. Holders, except as described below under the caption "Non-U.S. Holders." As used herein, U.S. Holders means (i) citizens or residents (within the meaning of Section 7701(b) of the Code) of the United States, (ii) corporations, partnerships or other entities created in or under the laws of the United States or any political subdivision thereof, (iii) estates, the income of which is subject to United States federal income taxation regardless of its source, and (iv) in general, trusts subject to the primary supervision of a court within the United States and the control of a United States person as described in Section 7701(a)(30) of the Code.

     This description does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular Holder in light of the Holder's circumstances (for example, persons subject to the alternative minimum tax provisions of the Code). Also, it is not intended to be wholly applicable to all categories of investors, some of which (such as dealers in securities, banks, insurance companies, tax-exempt organizations, and persons holding New Notes as part of a hedging or conversion transaction or straddle or persons deemed to sell New Notes under the constructive sale provisions of the Code) may be subject to special rules. The description below is premised upon the assumption that the New Notes and Existing Notes constitute indebtedness for U.S. federal income tax purposes, and that the Existing Notes and New Notes are held (or would be held if acquired) as capital assets within the meaning of
Section 1221 of the Code. This description does not describe the tax considerations applicable to subsequent purchasers. The description also does not discuss any aspect of state, local or foreign law, nor federal estate and gift tax law.

     EACH PROSPECTIVE HOLDER AND, SUBSEQUENT TO THE EXCHANGE OFFER, EACH HOLDER OF NEW NOTES IS STRONGLY URGED TO CONSULT ITS OWN TAX ADVISOR INCLUDING WITH RESPECT TO ITS PARTICULAR TAX SITUATION THE TAX EFFECTS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

  Exchange of Notes

     The exchange of Existing Notes for New Notes pursuant to the Exchange Offer will not be a taxable exchange for U.S. federal income tax purposes. Accordingly, a Holder will have the same adjusted issue price, adjusted basis and holding period in the New Notes as it had in the Existing Notes immediately before the exchange.

  Stated Interest

     The New Notes will be issued without original issue discount. Stated interest on the Existing Notes and New Notes will be includable in the Holder's income under such Holder's method of accounting.

  Bond Premium

     Generally, if the New Notes are purchased, or if the Existing Notes were purchased, for an amount in excess of the amount payable at the maturity date (or a call date, if appropriate) of the New Notes, such excess will constitute amortizable bond premium that the Holder may elect to amortize under the constant interest method over the period from the date of acquisition to the date of maturity (or until an earlier call date). If bond premium is amortized, the amount required to be included in the Holder's income each year with respect to interest on the Note will be reduced by the amount of amortizable bond premium allocable to such year. An election to amortize bond premium is available only if the New Notes are held as capital assets. This election is revocable only with the consent of the IRS and applies to all obligations owned or subsequently acquired by the Holder. To the extent the excess is deducted as amortizable bond premium, the Holder's adjusted tax basis in the New Notes will be reduced.

  Market Discount on the New Notes

     To the extent a Holder had market discount with respect to an Existing Note, the Holder generally will have market discount with respect to a New Note. Any principal payment or gain realized by a Holder on disposition or retirement of a New Note will be treated as ordinary income to the extent that there is accrued market discount on the New Note. Unless a Holder elects to accrue under a constant-interest method, accrued market discount is the total market discount multiplied by a fraction, the numerator of which is the number of days the Holder has held the obligation and the denominator of which is the number of days from the date the Holder acquired the obligation under its maturity. A Holder may be required to defer a portion of its interest deductions for the taxable year attributable to any indebtedness incurred or continued to purchase or carry a New Note purchased with market discount. Any such deferred interest expense would not exceed the market discount that accrues during such taxable year and is, in general, allowed as a deduction not later than the year in which such market discount is includable in income. If the Holder elects to include market discount in income currently as it accrues on all market discount instruments acquired by the Holder in that taxable year or thereafter, the interest deferral rule described above will not apply.

  Sale, Exchange or Retirement of the New Notes

     Upon the sale, exchange or retirement of a New Note, the Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (which does not include any amount attributable to accrued but unpaid interest) and the Holder's adjusted tax basis in the New Note. A Holder's adjusted tax basis in a New Note will generally equal the Holder's adjusted basis for the Existing Note exchanged therefor increased by any original issue discount or market discount previously included in income by such Holder with respect to such New Note and decreased by any payments received thereon that are not qualified stated interest and the amount of any amortizable bond premium applied to reduce interest on the New Note.

     Gain or loss realized on the sale, exchange or retirement of a New Note will be capital (subject to the market discount rules, discussed above), and will be long-term if at the time of sale, exchange or retirement the New Note has been held or deemed held for more than one year. Under recently enacted federal legislation which is retroactively effective as of January 1, 1998, gain on the disposition of most capital assets held by an individual more than one year would be subject to a maximum rate of tax of 20%. The deductibility of capital losses is subject to limitations.

  Non-U.S. Holders

     The following sets forth the material anticipated U.S. federal income and estate tax consequences expected to result to Non-U.S. Holders from the ownership and disposition of New Notes. As used herein, a Non-U.S. Holder means any Holder other than a U.S. Holder.

  Interest

     Interest paid by the Company to a Non-U.S. Holder generally will not be subject to United States federal income or withholding tax if such interest is not effectively connected with the conduct of a trade or business within the United States by such Non-U.S. Holder and pursuant to the "portfolio interest exception" such Non-U.S. Holder: (i) does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company; (ii) is not a controlled foreign corporation with respect to which the Company is a "related person" within the meaning of the code; and (iii) certifies, under penalties of perjury, that such Holder is not a United States person and provides such Holder's name and address. Recently adopted Treasury Regulations that will be effective beginning January 1, 2000 (the "New Regulations") would modify the foregoing certification requirement in certain respects. Prospective holders are urged to consult their own tax advisors as to the certification and other requirements under the New Regulations.

  Gain on Disposition

     A Non-U.S. Holder will generally not be subject to United States federal income tax on gain recognized on a sale, redemption or other disposition of a New Note unless: (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder; (ii) in the case of a Non-U.S. Holder who is a nonresident alien individual and holds the Note as a capital asset, such Holder is present in the United States for 183 or more days in the taxable year and certain other requirements are met; or (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates (including certain former citizens or residents of the U.S.).

  Federal Estate Taxes

     If interest on the New Notes is exempt from withholding of United States federal income tax under the portfolio interest exception described above, the New Notes will generally not be included in the estate of a deceased Non-U.S. Holder for United States federal estate tax purposes.

  Backup Withholding

     A Holder of the New Notes may be subject to backup withholding at a rate of 31% with respect to interest paid or accrued on, and gross proceeds of a sale of, the New Notes unless (i) such Holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or
(ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A Holder of the New Notes who does not provide such Holder's correct taxpayer identification number may be subject to penalties imposed by the IRS.

     In general, payment of the proceeds from the sale of Notes to or through a United States office of a broker is subject to both United States backup withholding and information reporting unless the Holder or beneficial owner certifies its non-United States status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. United States information reporting and backup withholding generally will not apply to a payment made outside the United States of the proceeds of a sale of Notes through an office outside the United States of a non-United States broker. However, United States information reporting requirements (but not backup withholding) will apply to a payment made outside the United States of the proceeds of a sale of Notes through an office outside the United States of a broker that is a United States person, that derives 50% or more of its gross income for a specified three-year period from the conduct of a trade or business in the United States, or that is a "controlled foreign corporation" for U.S. federal income tax purposes, unless the broker has documentary evidence in its files that the Holder or beneficial owner is a non-United States person or the Holder or beneficial owner otherwise establishes an exemption.

     The New Regulations would modify the application of the information reporting requirements and the backup withholding tax to Non-U.S. Holders beginning January 1, 2000. Amounts withheld under the backup withholding rules may be credited against a Holder's tax liability, and a Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

     THE FOREGOING DESCRIPTION OF FEDERAL INCOME TAX CONSEQUENCES DOES NOT CONSTITUTE TAX ADVICE, AND IS NOT BASED UPON ANY OPINION OF COUNSEL. ACCORDINGLY, EACH HOLDER OF THE EXISTING NOTES SHOULD CONSULT SUCH HOLDER'S OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO SUCH HOLDER OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NEW NOTES.

                              PLAN OF DISTRIBUTION

     This Prospectus, as it may be amended or supplemented from time to time, may be used by Exchanging Dealers in connection with resales of New Notes received in exchange for Existing Notes where such Existing Notes were acquired as a result of market-making activities or other trading activities. Each Exchanging Dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Company has agreed that under certain circumstances, for a period of up to 180 days after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any Exchanging Dealer for use in connection with any such resale. In addition, up through and including March 22, 1999 (90 days after this Prospectus was sent to Existing Holders), all dealers effecting transactions in the New Notes, whether or not participating in the Exchange Offer, may be required to deliver a prospectus in connection with such transaction.

     The Company will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such New Notes. Any Exchanging Dealer that acquired Existing Notes as a result of market making activities or other trading activities and who resells New Notes that were received by it pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, an Exchanging Dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     For a period of up to 180 days following effectiveness of the Exchange Offer Registration Statement, and subject to certain conditions, the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company has agreed to pay all required expenses incident to the Exchange Offer (including the expenses of one counsel for the Existing Holders) other than commissions or concessions of any broker-dealers and will indemnify the Existing Holders (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the New Notes offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

     The consolidated balance sheets as of December 31, 1997 and 1996 and the consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997 of the Company included in this Prospectus have been audited by PricewaterhouseCoopers LLP (on July 1, 1998, Coopers & Lybrand L.L.P. merged with Price Waterhouse LLP to form PricewaterhouseCoopers LLP), independent accountants, as set forth in their reports thereon appearing elsewhere herein and are included in reliance upon such reports, given upon the authority of such firm as experts in accounting and auditing.

     On October 1, 1998, PricewaterhouseCoopers LLP, the Company's independent accountants (the "Former Accountants") resigned from their engagement as principal accountants for the Company. The reports of the Former Accountants for the last two fiscal years contained no adverse opinion, disclaimer of opinion or opinion that was qualified or modified as to uncertainty, audit scope or accounting principles. The decision to change accountants was not recommended or approved by Company's board of directors, nor by its audit committee. In the last two fiscal years and through October 1, 1998, there have been no disagreements with the Former Accountants on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of the Former Accountants, would have caused them to make reference thereto in their report on the financial statements of such years. In the last two fiscal years and through October 1, 1998, none of the events listed in paragraphs (A) through (D) of Item 304(a)(1)(v) of Regulation S-K occurred except: (i) the Form 10-Q, filed by the Company for the period ended June 30, 1998, disclosed that the Company was in the process of performing a valuation analysis of its acquisition of JAMI Marketing and any changes to its preliminary estimates of the assets acquired, liabilities assumed and goodwill and other intangibles recorded as part of the purchase, including an assessment of purchased in-process research and development costs, would be recorded in the third quarter of 1998; the Former Accountants indicated that if such in-process research and development charge was material, the financial statements for the period ended June 30, 1998 would require restatement; the Company has since determined that there will be no material in-process research and development costs in connection with the JAMI Marketing acquisition; and (ii) as a result of recent financial management resignations, the Former Accountants advised the Company that it intended to expand the scope of its audit testing for the fiscal year 1998 audit, and management is in agreement with this advice.

     On October 12, 1998, the Company engaged the services of KPMG Peat Marwick (the "New Accountants") to serve as the Company's principal accountants for the current fiscal year. In September, 1998, the Company engaged the New Accountants for purposes of allocating the cost of the acquisition to certain assets and liabilities acquired by the Company from JAMI Marketing in May 1998. This project has not yet been completed. The New Accountants have expressed in writing their preliminary view that there should not be a material charge for in process research and development costs as a result of the JAMI Marketing transaction. PricewaterhouseCoopers LLP, the Company's former accountants, were not consulted by the Company regarding the allocation of the acquisition costs. During its last two fiscal years and through October 1, 1998, the Company has not consulted with the New Accountants on either the application of accounting principles to a specified transaction, or any matter that was the subject of a reportable event discussed above.

                         INFOUSA INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
INFOUSA INC. AND SUBSIDIARIES:
  Consolidated Balance Sheets at September 30, 1998
     (unaudited) and December 31, 1997......................  F-2
  Consolidated Statements of Operations for the Nine Months
     Ended September 30, 1998 (unaudited) and September 30,
     1997 (unaudited).......................................  F-3
  Consolidated Statements of Cash Flows for the Nine Months
     Ended September 30, 1998 (unaudited) and September 30,
     1997 (unaudited).......................................  F-4
  Notes to Consolidated Financial Statements at September
     30, 1998 (unaudited)...................................  F-5
  Report of Independent Accountants.........................  F-9
  Consolidated Balance Sheets as of December 31, 1997 and
     1996...................................................  F-10
  Consolidated Statements of Operations for the Years Ended
     December 31, 1997, 1996 and 1995.......................  F-11
  Consolidated Statements of Stockholders' Equity for the
     Periods Ended December 31, 1997, 1996 and 1995.........  F-12
  Consolidated Statements of Cash Flows for the Years Ended
     December 31, 1997,
     1996 and 1995..........................................  F-13
  Notes to Consolidated Financial Statements................  F-14

                                  INFOUSA INC.
                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                     ASSETS

                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1998            1997
                                                              -------------   ------------
Current assets:
  Cash and cash equivalents.................................    $ 24,501        $ 10,653
  Marketable securities.....................................      19,046          24,045
  Trade accounts receivable, net of allowances of $16,440
     and $6,013, respectively...............................      40,458          49,409
  List brokerage trade accounts receivable..................      15,953              --
  Income taxes receivable...................................       4,550             345
  Prepaid expenses..........................................       3,515           3,475
  Deferred marketing costs..................................       4,430           3,417
  Deferred income taxes.....................................         576              --
                                                                --------        --------
          Total current assets..............................     113,029          91,344
                                                                --------        --------
Property and equipment, net.................................      38,324          25,117
Intangible assets, net of accumulated amortization..........     107,766          73,741
Deferred income taxes.......................................          --           1,410
Other assets................................................       4,870           3,299
                                                                --------        --------
                                                                $263,989        $194,911
                                                                ========        ========
                           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt.........................    $  1,492        $    716
  Payable to shareholders...................................          --           1,871
  Accounts payable..........................................       7,139           9,426
  List brokerage trade accounts payable.....................      19,041              --
  Accrued payroll expenses..................................       5,278           4,910
  Accrued expenses..........................................      15,403           5,406
  Deferred revenue..........................................       3,901           4,238
  Deferred income taxes.....................................          --           4,770
                                                                --------        --------
          Total current liabilities.........................      52,254          31,337
                                                                --------        --------
Long-term debt, net of current portion......................     127,098          81,284
Deferred income taxes.......................................       6,420              --
Other liabilities...........................................          --           2,054
Commitments and contingencies Stockholders' equity:
  Preferred stock, $.0025 par value. Authorized 5,000,000
     shares; None issued or outstanding.....................          --              --
  Class A common stock, $.0025 par value. Authorized
     220,000,000 shares; 24,689,871 shares issued and
     outstanding at September 30, 1998 and 24,460,332 shares
     issued and outstanding at December 31, 1997............          62              61
  Class B common stock, $.0025 par value. Authorized
     75,000,000 shares; 24,854,879 shares issued and
     24,689,879 shares outstanding at September 30, 1998 and
     24,625,332 shares issued and 24,460,332 shares
     outstanding at December 31, 1997.......................          62              62
  Paid-in capital...........................................      72,476          69,055
  Retained earnings.........................................       8,911          13,126
  Treasury stock, at cost, 165,000 shares of Class B common
     stock held at September 30, 1998 and December 31,
     1997...................................................      (2,281)         (2,281)
  Accumulated other comprehensive income (loss).............      (1,013)            213
                                                                --------        --------
          Total stockholders' equity........................      78,217          80,236
                                                                --------        --------
                                                                $263,989        $194,911
                                                                ========        ========

   The accompanying notes are an integral part of the consolidated financial statements

                                  INFOUSA INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                         THREE MONTHS ENDED    NINE MONTHS ENDED
                                                           SEPTEMBER 30,         SEPTEMBER 30,
                                                         ------------------   -------------------
                                                           1998      1997       1998       1997
                                                         --------   -------   --------   --------
Net sales..............................................  $ 55,072   $50,555   $172,528   $139,511
Costs and expenses:
  Database and production costs........................    17,978    14,148     49,469     38,674
  Selling, general and administrative..................    41,199    21,331     91,696     59,396
  Depreciation and amortization........................     7,698     8,985     20,784     24,397
  Provision for litigation settlement..................     4,500        --      4,500         --
  Acquisition-related and restructuring charges........     1,216     4,300     15,468     56,098
                                                         --------   -------   --------   --------
                                                           72,591    48,764    181,917    178,565
                                                         --------   -------   --------   --------
Operating income (loss)................................   (17,519)    1,791     (9,389)   (39,054)
Other income (expense):
  Investment income....................................       212       955     16,306      2,513
  Interest expense.....................................    (3,081)   (1,212)    (6,225)    (2,687)
                                                         --------   -------   --------   --------
Income (loss) before income taxes......................   (20,388)    1,534        692    (39,228)
Income taxes...........................................    (7,115)      775      4,907      4,299
                                                         --------   -------   --------   --------
Net income (loss)......................................  $(13,273)  $   759   $ (4,215)  $(43,527)
                                                         ========   =======   ========   ========
BASIC EARNINGS PER SHARE:
  Net income (loss)....................................  $  (0.27)  $  0.02   $  (0.09)  $  (0.91)
                                                         ========   =======   ========   ========
  Weighted average shares outstanding..................    49,360    48,774     49,319     47,964
                                                         ========   =======   ========   ========
DILUTED EARNINGS PER SHARE:
  Net income (loss)....................................  $  (0.27)  $  0.02   $  (0.09)  $  (0.91)
                                                         ========   =======   ========   ========
  Weighted average shares outstanding..................    49,360    50,273     49,319     47,964
                                                         ========   =======   ========   ========

   The accompanying notes are an integral part of the consolidated financial statements.

                                  INFOUSA INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                NINE MONTHS ENDED
                                                                  SEPTEMBER 30,
                                                              ---------------------
                                                                1998         1997
                                                              ---------    --------
Cash flows from operating activities:
  Net loss..................................................  $  (4,215)   $(43,527)
  Adjustments to reconcile net loss to net cash provided by
     operating activities:
     Depreciation and amortization..........................     20,784      24,397
     Deferred income taxes..................................     (5,361)     (2,431)
     Net realized gains on sale of marketable securities and
      other investments.....................................    (17,603)     (1,647)
     Impairment of other assets.............................      2,000          --
     Acquisition-related and restructuring charges..........     14,353      53,500
     Changes in assets and liabilities, net of effect of
      acquisitions:
       Trade accounts receivable............................      8,992      (6,869)
       List brokerage trade accounts receivable.............     (4,732)         --
       Prepaid expenses.....................................         49       1,261
       Deferred marketing costs.............................     (1,013)     (1,303)
       Accounts payable.....................................     (2,948)       (985)
       List brokerage trade accounts payable................      3,104          --
       Income taxes receivable and payable..................     (4,205)        698
       Accrued expenses.....................................         97      (5,677)
                                                              ---------    --------
          Net cash provided by operating activities.........      9,302      17,417
Cash flows from investing activities:
  Proceeds from sales of marketable securities..............     36,443      18,589
  Purchases of marketable securities........................    (15,691)    (12,285)
  Purchases of other investments............................     (3,000)     (2,000)
  Purchases of property and equipment.......................    (16,692)     (6,392)
  Acquisitions of businesses................................    (30,906)    (79,462)
  Consumer database costs...................................       (868)     (2,348)
  Software development costs................................     (4,573)     (2,235)
  Other.....................................................         --      (1,101)
                                                              ---------    --------
          Net cash used in investing activities.............    (35,287)    (87,234)
Cash flows from financing activities:
  Repayment of long-term debt...............................   (110,617)     (2,026)
  Proceeds from long-term debt..............................    154,800      81,000
  Deferred financing costs..................................     (5,901)       (388)
  Payment of note payable to shareholders...................         --      (7,925)
  Proceeds from exercise of stock options...................      1,150       1,242
  Tax benefit related to employee stock options.............        401         588
                                                              ---------    --------
          Net cash provided by financing activities.........     39,833      72,491
                                                              ---------    --------
Net increase in cash and cash equivalents...................     13,848       2,674
Cash and cash equivalents, beginning........................     10,653       7,497
                                                              ---------    --------
Cash and cash equivalents, ending...........................  $  24,501    $ 10,171
                                                              =========    ========
Supplemental cash flow information:
  Interest paid.............................................  $   3,403    $  2,247
                                                              =========    ========
  Income taxes paid.........................................  $   9,630    $  7,389
                                                              =========    ========

   The accompanying notes are an integral part of the consolidated financial statements.

                                  INFOUSA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

     The accompanying unaudited financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, contain all adjustments, consisting of normal recurring adjustments, necessary to fairly present the financial information included therein.

     The Company suggests that this financial data be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 1997 included in the Company's 1997 Annual Report on Form 10-K, as amended, filed with the Securities and Exchange Commission. Results for the interim period presented are not necessarily indicative of results to be expected for the entire year.

2. ACQUISITIONS AND ACQUISITION-RELATED AND RESTRUCTURING CHARGES

     Effective March 1998, the Company acquired certain assets and assumed certain liabilities of Walter Karl, Inc. ("Walter Karl"), a national direct marketing service firm that provides list management, list brokerage, database marketing and direct marketing services to a wide array of customers. Total consideration for the acquisition was approximately $19.4 million in cash, funded using a revolving credit facility (See Note 4). The acquisition has been accounted for under the purchase method of accounting. As part of the acquisition, the Company performed a valuation analysis and recorded acquisition-related charges of $9.2 million for the write-off of purchased in-process research and development costs which related to projects that had not met technological feasibility. Intangibles and goodwill recorded as part of the purchase included goodwill of $23.5 million (to be amortized over 15 years), core technology of $3.7 million (to be amortized over 3 years), tradenames of $4.2 million (to be amortized over 15 years), customer base of $2.2 million (to be amortized over 3 years), and $0.8 million of other intangibles (to be amortized over 5 years).

     Effective June 1998, the Company acquired certain assets and assumed certain liabilities of JAMI Marketing Services, Inc. ("JAMI"), a list brokerage, list management, data processing, and marketing consulting firm. Total consideration for the acquisition was approximately $12.6 million in cash, subject to adjustment, funded with the proceeds from the disposition of the Company's holdings of Metromail Corporation common stock (See "Management's Discussion and Analysis of Financial Condition -- Other Income (Expense), Net"). The acquisition has been accounted for under the purchase method of accounting. As part of the acquisition, the Company performed a preliminary valuation analysis and recorded goodwill of $0.9 million (to be amortized over 15 years), non-compete agreements of $7.1 million (to be amortized over 5 years), tradenames of $0.4 million (to be amortized over 5 years), customer base of $4.2 million (to be amortized over 3 years), and $0.6 million of other intangibles (to be amortized over 5 years).

     Effective July 1998, the Company acquired certain assets and assumed certain liabilities of Contacts Target Marketing ("CTM"), a regional business marketing database company, based in Vancouver, Canada, for approximately $0.4 million in cash. CTM will be operated as a branch of the Company's Canadian operation. The acquisition has been accounted for under the purchase method of accounting. As part of the acquisition, the Company recorded goodwill of $0.5 million.

     No pro forma information has been presented within the accompanying consolidated financial statements and notes to consolidated financial statements related to the acquisitions of Walter Karl, JAMI and CTM as the results of operations for these acquisitions for the period from January 1, 1998 to the date of acquisition of these acquisitions are not material to the accompanying consolidated statement of operations.

     The accompanying consolidated statement of operations for the three month period ended September 30, 1998 reflects $1.2 million for restructuring costs related to certain cost reduction measures the Company enacted during the third quarter of 1998. The $1.2 million of restructuring costs is comprised of: $0.6 million for severance pay, $0.4 million for lease termination costs, and $0.2 million for the abandonment of certain assets. The restructuring, including recording the payments and write-downs described, is anticipated to be completed by March 31, 1999.

     In addition to the write-off of purchased in-process research and development costs of $9.2 million for Walter Karl previously described, included in acquisition-related and restructuring charges in the accompanying consolidated statement of operations for the nine month period ended September 30, 1998 are: $3.0 million of costs associated with the Company's bid to acquire Metromail Corporation, $0.7 million associated with the Company's offering to sell Class A Common Stock which was not completed, $1.4 million for restructuring costs related to the Company's compilation and sales activities for new businesses enacted during the first quarter of 1998, and $1.2 million for restructuring costs related to certain cost reduction measures enacted during the third quarter of 1998 (as detailed above). The $1.4 million of restructuring costs for the new businesses compilation and sales activities enacted during the first quarter of 1998 is comprised of: $0.6 million for severance pay, $0.3 million for lease termination costs, and $0.5 million for the abandonment of certain assets. The restructuring for the new businesses compilation and sales activities, including recording the payments and write-downs described, was completed as of September 30, 1998.

3. SENIOR SUBORDINATED NOTES

     On June 18, 1998, the Company completed a private placement of 9 1/2% Senior Subordinated Notes due June 15, 2008 (the "Notes") in the aggregate principal amount of $115.0 million. The Notes have not been registered under the Securities Act of 1933, as amended (the "Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Act. A portion of the proceeds were used to pay-off the revolving credit facility described in Note 4 below. The Notes are subject to various covenants, including among other things, limiting additional indebtedness and the ability to pay dividends.

     Interest on the Notes will accrue from the original issuance date and will be payable semi-annually in arrears on June 15 and December 15 of each year, commencing on December 15, 1998, at the rate of 9 1/2% per annum. The Notes are redeemable, in whole or in part, at the option of the Company, on or after June 15, 2003, at designated redemption prices outlined in the Indenture governing the Notes, plus any accrued interest to the date of redemption. In addition, at any time on or prior to June 15, 2001, the Company, at its option, may redeem up to 35% of the aggregate principal amount of the Notes originally issued with the net cash proceeds of one or more equity offerings, at the redemption price equal to 109.5% of the principal amount thereof, plus any accrued interest to the date of redemption. In the event of a change in control, each holder of Notes will have the right to require the Company to repurchase such holder's Notes at a price equal to 101% of the principal amount thereof, plus any accrued interest to the repurchase date.

     During May 1998 in connection with the sale of the Notes, the Company entered into a Treasury yield collar agreement (the "Treasury Collar") with a bank, to hedge against the movement in interest rates on the ten-year Treasury Note. The Treasury Collar was in the notional amount of $100.0 million. During June 1998, the Company terminated the Treasury Collar and, in connection therewith, made a payment of approximately $1.6 million to the bank which was recorded as deferred financing costs included in intangible assets in the accompanying consolidated balance sheets. The termination fee will be amortized over the 10 year life of the Notes.

4. OTHER DEBT OBLIGATIONS

     The Company previously maintained an uncollateralized $100 million Credit Facility with First Union National Bank of North Carolina ("FUNB"). The Company terminated the FUNB Credit Facility effective July 1, 1998. As of September 30, 1998, the Company had no revolving credit facility in place.

     During July 1998, the Company executed a mortgage note in the amount of $10.8 million. The note bears interest at a fixed rate of 7.40% through July 2003, and then will be adjusted to an interest rate which is 175 basis points over the five year Treasury Constant Maturities (as defined by the Federal Reserve System), yet in any event, shall not bear an interest rate below 7.25%. The mortgage note is collateralized by the deed of trust covering certain real property located at the Company's new Papillion, Nebraska facility.

     During June 1998, the Company executed a commitment letter with a bank proposing to extend credit up to $13.5 million related to the financing of the Company's new facility in Montebello, New York. The commitment is subject to the negotiation and execution of a definitive credit and security agreement. The note would be collateralized by certain real property.

5. EARNINGS PER SHARE INFORMATION

     The following data shows the amounts used in computing earnings per share and the effect on the weighted average number of shares of dilutive potential common stock. Options on 0.6 million shares of common stock were not included in computing diluted earnings per share for the three month period ended September 30, 1998, because their effects were antidilutive. Options on 1.1 million and
1.2 million shares of common stock were not included in computing diluted earnings per share for the nine month period ended September 30, 1998 and 1997, respectively, because their effects were antidilutive.

                                                          THREE MONTHS ENDED    NINE MONTHS ENDED
                                                            SEPTEMBER 30,         SEPTEMBER 30,
                                                          ------------------    ------------------
                                                           1998       1997       1998       1997
                                                          -------    -------    -------    -------
Weighted average number of shares outstanding used in
  basic earnings per share..............................  49,360     48,774     49,319     47,964
Net additional common stock equivalent shares
  outstanding after assumed exercise of stock options...      --      1,499         --         --
                                                          ------     ------     ------     ------
Weighted average number of shares outstanding used in
  basic earnings per share..............................  49,360     50,273     49,319     47,964
                                                          ======     ======     ======     ======

6. ACCOUNTING STANDARDS

     In 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components in the financial statements. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The following is a reconciliation of net income (loss) per the accompanying consolidated statements of operations to comprehensive income
(loss) for the periods indicated:

                                                     THREE MONTHS ENDED     NINE MONTHS ENDED
                                                       SEPTEMBER 30,          SEPTEMBER 30,
                                                     ------------------    -------------------
                                                       1998       1997      1998        1997
                                                     --------    ------    -------    --------
Net income (loss)..................................  $(13,273)   $  759    $(4,215)   $(43,527)
Other comprehensive income (loss):
Unrealized gain (loss) from investments:
  Unrealized holding gains (losses) arising during
     the period, net of income taxes of $(484),
     $2,143, $5,536, and $1,419, respectively......      (789)    3,496      9,032       2,316
  Reclassification adjustment for net (gains)
     losses included in net income, net of income
     taxes of $0, $(192), $(6,287), and $(442),
     respectively..................................        --      (313)   (10,258)       (721)
                                                     --------    ------    -------    --------
  Net unrealized gain (loss) from investments......      (789)    3,183     (1,226)      1,595
                                                     --------    ------    -------    --------
Comprehensive income (loss)........................  $(14,062)   $3,942    $(5,441)   $(41,932)
                                                     ========    ======    =======    ========

     In 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement is effective for fiscal years beginning after December 15, 1997, which will expand disclosures made by the Company and will have no impact on consolidated financial position, results of operations or cash flows.

     In 1998, the Accounting Standards Committee issued Statement of Accounting Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which is effective for fiscal years beginning after December 15, 1998. The SOP provides guidance on when costs incurred for internal-use computer software are and are not capitalized, and on the accounting for such software that is marketed.

7. CONTINGENCIES

     The Company and its subsidiaries are involved in legal proceedings, claims and litigation arising in the ordinary course of business. Management believes that any resulting liability should not materially affect the Company's financial position, results of operations, or cash flows. See also Note 8 below and Part II, Item 1.

8. SUBSEQUENT EVENT

     During October 1998, the Company announced a decision in its year-long arbitration dispute with Experian Information Solutions, Inc., a division of TRW, Inc. The dispute centered around a license agreement between the Database America Companies ("DBA") and Experian prior to the Company's acquisition of DBA. DBA claimed that Experian breached the license agreement by, among other things, providing data to third parties in violation of that agreement. Experian claimed that DBA improperly terminated the agreement. Both sides sought damages resulting from their claims of breach.

     On October 16, 1998, the Arbitrator from the American Arbitration Association found DBA to have breached the contract and awarded damages to Experian in the amount of $4,447,000. Although the Arbitrator found that Experian had provided data improperly to a third party, he did not find it to be a material breach.

     The Company recorded a provision for litigation settlement of $4.5 million during the third quarter of 1998 related to this dispute which is reflected in the accompanying consolidated statements of operations. The Company has reviewed the Arbitrator's decision and believes that the amount of damages is not supported by either the law or the facts. The Company is currently reviewing its options for a petition to the Arbitrator for reconsideration on the issue of damages and a potential appeal on the grounds that the Arbitrator did not apply the appropriate limitations of California law regarding damages claims.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of infoUSA Inc.:

     We have audited the consolidated balance sheets of infoUSA Inc. (formerly named American Business Information, Inc.) and subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of infoUSA Inc. and subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          PRICEWATERHOUSECOOPERS LLP

Omaha, Nebraska
January 23, 1998, except for note 18,
as to which the date is March 31, 1998

                         INFOUSA INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                     ASSETS

                                                              DECEMBER 31,    DECEMBER 31,
                                                                  1997            1996
                                                              ------------    ------------
CURRENT ASSETS:
  Cash and cash equivalents.................................    $ 10,653        $  7,497
  Marketable securities.....................................      24,045          22,810
  Trade accounts receivable, net of allowances of $6,013 and
     $2,724, respectively...................................      49,409          29,630
  Income taxes receivable...................................         345           1,105
  Prepaid expenses..........................................       3,475           3,267
  Deferred marketing costs..................................       3,417           1,263
                                                                --------        --------
          Total current assets..............................      91,344          65,572
                                                                --------        --------
Property and equipment, net.................................      25,117          18,886
Intangible assets, net of accumulated amortization..........      73,741          17,410
Deferred income taxes.......................................       1,410           5,388
Other assets................................................       3,299             621
                                                                --------        --------
                                                                $194,911        $107,877
                                                                ========        ========

                           LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt.........................    $    716        $    708
  Payable to shareholders...................................       1,871           7,925
  Accounts payable..........................................       9,426           5,520
  Accrued payroll expenses..................................       4,910           2,352
  Accrued expenses..........................................       5,406             711
  Deferred revenue..........................................       4,238           2,117
  Deferred income taxes.....................................       4,770             512
                                                                --------        --------
          Total current liabilities.........................      31,337          19,845
                                                                --------        --------
Long-term debt, net of current portion......................      81,284             427
Other liabilities...........................................       2,054              --
Commitments and contingencies
STOCKHOLDERS' EQUITY:
  Preferred stock, $.0025 par value. Authorized 5,000,000
     shares; none issued or outstanding.....................          --              --
  Class A common stock, $.0025 par value. Authorized
     220,000,000 shares; 24,460,332 shares issued and
     outstanding at December 31, 1997 and 22,100,960 shares
     issued and outstanding at December 31, 1996............          61              --
  Class B common stock, $.0025 par value. Authorized
     75,000,000 shares; 24,625,332 shares issued and
     24,460,332 shares outstanding at December 31, 1997 and
     22,265,960 shares issued and 22,100,960 shares
     outstanding at December 31, 1996.......................          62              55
Paid-in capital.............................................      69,055          37,268
Retained earnings...........................................      13,126          52,942
  Treasury stock, at cost, 165,000 shares of Class B common
     stock held at December 31, 1997 and 1996...............      (2,281)         (2,281)
  Unrealized holding gain (loss), net of tax................         213            (379)
                                                                --------        --------
          Total stockholders' equity........................      80,236          87,605
                                                                --------        --------
                                                                $194,911        $107,877
                                                                ========        ========

   The accompanying notes are an integral part of the consolidated financial statements.

                         INFOUSA INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                    FOR THE YEARS ENDED
                                                        --------------------------------------------
                                                        DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                            1997            1996            1995
                                                        ------------    ------------    ------------
Net sales.............................................    $193,327        $108,298        $86,766
Costs and expenses:
  Database and production costs.......................      55,090          29,272         23,999
  Selling, general and administrative.................      80,203          45,766         37,724
  Depreciation and amortization.......................      34,415           4,855          3,469
  Acquisition-related charges.........................      56,098          21,500             --
                                                          --------        --------        -------
                                                           225,806         101,393         65,192
                                                          --------        --------        -------
Operating income (loss)...............................     (32,479)          6,905         21,574
Other income (expense):
  Investment income...................................       3,748           3,194          1,322
  Interest expense....................................      (4,098)           (209)          (157)
  Other...............................................          --            (943)            --
                                                          --------        --------        -------
Income (loss) before income taxes and discontinued
  operations..........................................     (32,829)          8,947         22,739
Income taxes..........................................       6,987           3,400          8,421
                                                          --------        --------        -------
Income (loss) from continuing operations..............     (39,816)          5,547         14,318
Loss on discontinued operations.......................          --            (355)        (2,317)
Loss from abandonment of subsidiary...................          --          (1,373)            --
                                                          --------        --------        -------
Net income (loss).....................................    $(39,816)       $  3,819        $12,001
                                                          ========        ========        =======
BASIC EARNINGS PER SHARE:
  Income (loss) from continuing operations............    $  (0.82)       $   0.13        $  0.35
  Loss on discontinued operations and abandonment of
     subsidiary.......................................          --           (0.04)         (0.06)
                                                          --------        --------        -------
Net income (loss).....................................    $  (0.82)       $   0.09        $  0.29
                                                          ========        ========        =======
Weighted average shares outstanding...................      48,432          42,065         41,475
                                                          ========        ========        =======
DILUTED EARNINGS PER SHARE:
  Income (loss) from continuing operations............    $  (0.82)       $   0.13        $  0.34
  Loss on discontinued operations and abandonment of
     subsidiary.......................................          --           (0.04)         (0.06)
                                                          --------        --------        -------
Net income (loss).....................................    $  (0.82)       $   0.09        $  0.28
                                                          ========        ========        =======
Weighted average shares outstanding...................      48,432          42,390         42,136
                                                          ========        ========        =======

   The accompanying notes are an integral part of the consolidated financial statements.

                         INFOUSA INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
             FOR THE YEARS ENDED DECEMBER 31, 1995, 1996, AND 1997
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                    UNREALIZED
                                CLASS A   CLASS B                                    HOLDING         TOTAL
                                COMMON    COMMON    PAID-IN   RETAINED   TREASURY      GAIN      STOCKHOLDERS'
                                 STOCK     STOCK    CAPITAL   EARNINGS    STOCK       (LOSS)        EQUITY
                                -------   -------   -------   --------   --------   ----------   -------------
Balances, December 31, 1994...    $--       $34     $26,573   $ 36,936   $    --      $(217)       $ 63,326
Issuance of 188,250 shares of
  common stock................     --        --         786         --        --         --             786
Unrealized holding loss,
  net of tax..................     --        --          --         --        --        (29)            (29)
3 for 2 stock split...........     --        17         (17)        --        --         --              --
Net income....................     --        --          --     12,001        --         --          12,001
                                  ---       ---     -------   --------   -------      -----        --------
Balances, December 31, 1995...     --        51      27,342     48,937        --       (246)         76,084
Issuance of 2,441,950 shares
  of common stock.............     --         3       9,628         --        --         --           9,631
Issuance of 1,120,000 shares
  of common stock in
  pooling-of-interests
  transaction.................     --         1          86        186        --         --             273
Tax benefit related to
  employee stock options......     --        --         212         --        --         --             212
Acquisition of treasury
  stock.......................     --        --          --         --    (2,281)        --          (2,281)
Unrealized holding loss,
  net of tax..................     --        --          --         --        --       (133)           (133)
Net income....................     --        --          --      3,819        --         --           3,819
                                  ---       ---     -------   --------   -------      -----        --------
Balances, December 31, 1996...     --        55      37,268     52,942    (2,281)      (379)         87,605
Issuance of 4,718,744 shares
  of common stock.............     --         7      31,261         --        --         --          31,268
Tax benefit related to
  employee stock options......     --        --         587         --        --         --             587
2 for 1 stock dividend........     61        --         (61)        --        --         --              --
Unrealized holding gain, net
  of tax......................     --        --          --         --        --        592             592
Net loss......................     --        --          --    (39,816)       --         --         (39,816)
                                  ---       ---     -------   --------   -------      -----        --------
Balances, December 31, 1997...    $61       $62     $69,055   $ 13,126   $(2,281)     $ 213        $ 80,236
                                  ===       ===     =======   ========   =======      =====        ========

   The accompanying notes are an integral part of the consolidated financial statements.

                         INFOUSA INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                    FOR THE YEARS ENDED
                                                        --------------------------------------------
                                                        DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                            1997            1996            1995
                                                        ------------    ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)...................................    $(39,816)       $  3,819        $12,001
  Adjustments to reconcile net income (loss) to net
     cash provided by operating activities:
     Depreciation and amortization....................      34,415           4,855          3,469
     Deferred income taxes............................      (2,787)         (6,307)           662
     Impairment of other assets.......................          --             740            630
     Loss on discontinued operations and abandonment
       of subsidiary..................................          --           2,788          1,833
     Net realized (gains) losses on sale of marketable
       securities and other investments...............      (2,560)         (1,267)           339
     Acquisition-related charges......................      56,098          21,500             --
     Changes in assets and liabilities, net of effect
       of acquisitions:
       Trade accounts receivable......................      (7,445)         (7,762)        (4,108)
       Prepaid expenses...............................         287          (1,117)          (796)
       Deferred marketing costs.......................      (2,154)           (267)          (996)
       Accounts payable...............................      (4,854)         (1,422)         2,480
       Income taxes receivable and payable............       7,283            (128)        (1,330)
       Accrued expenses...............................      (8,211)         (3,111)         1,635
                                                          --------        --------        -------
       Net cash provided by operating activities......      30,256          12,321         15,819
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sales of marketable securities........      19,596          18,865         15,787
  Purchases of marketable securities..................     (17,448)        (17,348)       (24,792)
  Purchase of other investments.......................      (2,000)             --             --
  Purchases of property and equipment.................      (8,882)         (6,755)        (3,554)
  Acquisitions of businesses, including minority
     interest.........................................     (84,224)         (6,484)        (1,174)
  Consumer database costs.............................      (3,398)           (494)            --
  Software development costs..........................      (2,898)         (1,955)          (512)
  Other...............................................        (678)            347           (660)
                                                          --------        --------        -------
       Net cash used in investing activities..........     (99,932)        (13,824)       (14,905)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayment of long-term debt.........................      (7,193)         (1,450)        (3,192)
  Proceeds from long-term debt........................      86,000              --             --
  Deferred financing costs............................        (388)             --             --
  Repayment of note payable to shareholders...........      (7,925)             --             --
  Acquisition of treasury stock.......................          --          (2,281)            --
  Deferred offering costs.............................        (339)             --             --
  Proceeds from exercise of stock options.............       2,090             520            786
  Tax benefit related to employee stock options.......         587             212             --
                                                          --------        --------        -------
       Net cash provided by (used in) financing
          activities..................................      72,832          (2,999)        (2,406)
Net increase (decrease) in cash and cash
  equivalents.........................................       3,156          (4,502)        (1,492)
Cash and cash equivalents, beginning..................       7,497          11,999         13,491
                                                          --------        --------        -------
Cash and cash equivalents, ending.....................    $ 10,653        $  7,497        $11,999
                                                          ========        ========        =======
Supplemental cash flow information:
  Interest paid.......................................    $  3,616        $     78        $   165
                                                          ========        ========        =======
  Income taxes paid...................................    $  7,443        $  8,280        $ 8,226
                                                          ========        ========        =======

   The accompanying notes are an integral part of the consolidated financial statements.

                         INFOUSA INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 1. GENERAL

     infoUSA Inc. (infoUSA), formerly named American Business Information, Inc., and its subsidiaries, (the Company), provides business and consumer marketing information products and data processing services throughout the United States and Canada. These products include customized business lists, business directories and other information services.

 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Use of Estimates and Assumptions. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Principles of Consolidation. The consolidated financial statements include the accounts of infoUSA and its subsidiaries. Intercompany accounts and transactions have been eliminated.

     Revenue Recognition. The Company's revenue is primarily generated from the sale of its products and services and the licensing of its data to third parties. Revenue from the sale of products and services is generally recognized when the product is delivered or the services are performed. A portion of revenue from data licensing is recognized at the time the initial set of data is delivered, with the remaining portion being deferred and recognized over the license term as the Company provides updated information. Reserves are established for estimated returns and uncollectible amounts.

     Database Costs. Costs to maintain and enhance the Company's business database are expensed as incurred. Costs to develop new databases are capitalized and amortized upon the successful completion of the compilation project, over a period not to exceed 5 years. The Company is currently capitalizing costs associated with a compilation project to create a new consumer database. Costs incurred as of December 31, 1997 related to the database compilation effort totaled approximately $3.9 million, and are included in intangible assets in the accompanying consolidated balance sheets.

     Advertising Costs. Certain direct-response advertising costs are capitalized and amortized over periods that correspond to the estimated revenue stream of the individual advertising activity. All other advertising costs are expensed as the advertising takes place. Total unamortized marketing costs at December 31, 1997 and 1996, was $3.4 million and $1.3 million, respectively. Total advertising expense for the years ended December 31, 1997, 1996, and 1995 was $15.9 million, $11.0 million, and $10.8 million, respectively.

     Software Capitalization. Until technological feasibility is established, software development costs are expensed as incurred. After that time, direct costs are capitalized and amortized using the straight-line method over the estimated economic life, generally one to four years. Unamortized software costs included in intangible assets at December 31, 1997 and 1996, was $1.9 million and $1.4 million, respectively. Amortization of capitalized costs during the years ended December 31, 1997, 1996 and 1995, totaled approximately $2.5 million, $1.0 million, and $81 thousand, respectively.

     Income taxes. The Company recognizes income taxes using the liability method, under which deferred tax assets and liabilities are determined based on the difference between financial and tax bases of assets and liabilities using enacted tax rates.

     Earnings Per Share. Statement of Financial Accounting Standards No. 128, Earnings Per Share, was issued in February 1997 and is effective for financial statements issued for fiscal periods ending after December 15, 1997. The standard revises the calculation and presentation of earnings per share and requires the presentation of "basic earnings per share" and "diluted earnings per share."

                         INFOUSA INC. AND SUBSIDIARIES

     Basic earnings per share are based on the weighted average number of common shares outstanding, including contingently issuable shares, which have been restated to account for the stock dividend (See Note 17). Diluted earnings per share are based on the weighted number of common shares outstanding, including contingently issuable shares, plus dilutive potential common shares outstanding (representing outstanding stock options).

     The following data show the amounts used in computing earnings per share and the effect on the weighted average number of shares of potentially dilutive common stock. Options on 1.1 million shares of common stock were not included in computing diluted earnings per share for 1997 because their effects were antidilutive.

                                                            1997      1996      1995
                                                           ------    ------    ------
                                                             (AMOUNTS IN THOUSANDS)
Weighted average number of shares outstanding used in
  basic EPS..............................................  48,432    42,065    41,475
Net additional common equivalent shares outstanding after
  assumed exercise of stock options......................      --       325       661
                                                           ------    ------    ------
Weighted average number of shares outstanding used in
  diluted EPS............................................  48,432    42,390    42,136
                                                           ======    ======    ======

     Invested Cash. Cash equivalents, consisting of highly liquid debt instruments that are readily convertible to known amounts of cash and when purchased have an original maturity of three months or less, are carried at cost which approximates fair value. Marketable securities have been classified as available-for-sale and are therefore carried at fair value, which are estimated based on quoted market prices. Net unrealized gains and losses are reported as a separate component of stockholders' equity. Unrealized and realized gains and losses are determined by specific identification.

     Property and Equipment. Property and equipment (including equipment acquired under capital leases) are stated at cost and are depreciated or amortized primarily using straight-line methods over the estimated useful lives of the assets, as follows:

Buildings and improvements..............................        30 years
Office furniture and equipment..........................      5 to 7 years
Computer equipment......................................        5 years
Capitalized equipment leases............................        5 years

     Intangibles. Intangible assets are stated at cost and are amortized using the straight-line method over the estimated useful lives of the assets, as follows:

Goodwill................................................     8 to 15 years
Distribution networks...................................        2 years
Noncompete agreements...................................   Term of agreements
Purchased data processing software......................        2 years
Acquired database costs.................................         1 year
Core technology costs...................................        3 years
Customer base costs.....................................        3 years
Trade name costs........................................        10 years
Perpetual software license agreement....................        10 years
Software development costs..............................      1 to 4 years

     In 1996, the Company shortened the lives for goodwill and distribution networks in recognition of more rapid changes in the businesses acquired to 8 years and 2 years, respectively. Prior to 1996, goodwill and distribution networks were amortized over 30 and 15 years, respectively.

                         INFOUSA INC. AND SUBSIDIARIES

     All of the Company's long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future cash flows is less than the carrying amount of the asset, a loss is recognized.

     Reclassifications. Certain reclassifications were made to the 1996 and 1995 financial statements to conform to the 1997 presentation.

 3. ACQUISITIONS

     Effective August 1996, the Company acquired certain assets and assumed certain liabilities of Digital Directory Assistance, Inc. (DDA), a publisher of PhoneDisc CD-ROM products. The total purchase price was approximately $16.9 million, of which $4.0 million in cash was paid in September 1996, $7.9 million in the form of a promissory note was issued to the sellers and paid in January 1997, and the remaining amount was paid through the issuance of 600,000 unregistered shares of the Company's Class A Common Stock and 600,000 unregistered shares of the Company's Class B Common Stock. The acquisition was accounted for under the purchase method of accounting. In addition to purchased in-process research and development costs of $10.0 million (See Note 16), goodwill recorded as part of the purchase was $10.0 million, which is being amortized over 8 years.

     Effective November 1996, the Company acquired the common stock of County Data Corporation (CDC), a national new business database compiler. Total consideration for the acquisition was 560,000 unregistered shares of the Company's Class A Common Stock and 560,000 unregistered shares of the Company's Class B Common Stock. The acquisition was accounted for under the pooling-of-interests method of accounting. The accompanying consolidated financial statements have not been restated to reflect this acquisition, as the net sales and net income of CDC were not significant for the periods presented.

     Effective November 1996, the Company acquired certain assets and assumed certain liabilities of Marketing Data Systems, Inc. (MDS), a provider of data warehousing, research and analysis services for target marketing applications to Fortune 1000 companies. Total consideration for the acquisition was $2.4 million, consisting of $1.0 million in cash and 118,000 unregistered shares of the Company's Class A Common Stock and 118,000 shares of the Company's Class B Common Stock. The acquisition has been accounted for under the purchase method of accounting. Substantially all of the purchase price was allocated to goodwill, which is being amortized over 8 years.

     Effective December 1996, the Company acquired all of the Common Stock of Kadobec Investments, Inc., (operating as B.J. Hunter), which provides lead generation products in Canada. Total consideration for the acquisition was $3.1 million, consisting of $876 thousand in cash and 150,000 unregistered shares of the Company's Class A Common Stock and 150,000 shares of the Company's Class B Common Stock. The acquisition has been accounted for under the purchase method of accounting. The Company allocated substantially all of the purchase price to goodwill which is being amortized over 8 years.

     Effective February 1, 1997, the Company acquired all issued and outstanding common stock of DBA Holdings, Inc. and Subsidiaries (operating as Database America Companies, or DBA), a provider of data processing and analytical services for marketing applications, and compiler of information on consumers and businesses in the United States. Total consideration, as adjusted, for the acquisition was approximately $103.5 million, consisting of $51.5 million in cash, partially funded using a revolving credit facility (See Note 7), and approximately 2.3 million unregistered shares of the Company's Class A Common Stock and 2.3 million unregistered shares of the Company's Class B Common Stock. In October 1997, the Company and the former stockholders of DBA agreed to a purchase price adjustment, pursuant to which the Company agreed to issue to the former DBA stockholders an additional 139,829 unregistered shares of its Class A Common Stock and 139,829 unregistered shares of its Class B Common Stock. As of December 31, 1997, these additional shares of the Company's stock had not been issued to the former DBA shareholders, and this

                         INFOUSA INC. AND SUBSIDIARIES
liability of approximately $1.9 million is included in payable to shareholders in the accompanying consolidated balance sheets. The acquisition has been accounted for under the purchase method of accounting. In addition to purchased in-process research and development costs of $49.2 million (See Note 16), intangibles and goodwill recorded as part of the purchase included acquired database costs of $19.0 million, purchased data processing software of $9.4 million, noncompete agreements of $1.7 million and goodwill of $20.8 million. Goodwill is being amortized over 15 years.

     Effective August 1997, the Company acquired certain assets and assumed certain liabilities of Pro CD, Inc. (Pro CD), a provider of telephone directory and other business software products on CD-ROM to consumers, from Acxiom Corporation (Acxiom). The acquisition has been accounted for under the purchase method of accounting. Total consideration for the acquisition was $18 million in cash, funded using a revolving credit facility (See Note 7). In conjunction with the acquisition of Pro CD, the Company entered into a Data License Agreement with Acxiom in which Acxiom will pay to the Company $8 million over a two year period. Additionally, the Company entered into a Technology License Agreement with Acxiom in which the Company will pay to Acxiom $8 million over a two year period. In addition to purchased in-process research and development costs of $4.3 million (See Note 16), intangibles and goodwill recorded as part of the purchase included core technology, customer base, and Trade name costs totaling $5.9 million, noncompete agreements of $5.2 million and goodwill of $6.2 million. Goodwill is being amortized over 10 years.

     Operating results for each of these acquisitions are included in the accompanying consolidated statements of operations from the respective acquisition dates. Assuming the above described companies had been acquired on January 1, of the year preceding the acquisition, and excluding the write-offs of in-process research and development costs, unaudited pro forma consolidated revenues, net income (loss) and net income (loss) per share would have been as follows:

                                                DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                    1997            1996            1995
                                                ------------    ------------    ------------
                                                  (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Net sales.....................................    $206,578        $187,325        $101,404
Net income (loss).............................    $ 29,187        $(26,054)       $  9,564
Basic earnings (loss) per share...............    $   0.60        $  (0.53)       $   0.22
Diluted earnings (loss) per share.............    $   0.60        $  (0.53)       $   0.21

     The pro forma information provided above does not purport to be indicative of the results of operations that would actually have resulted if the acquisitions were made as of those dates or of results which may occur in the future.

                         INFOUSA INC. AND SUBSIDIARIES

 4. MARKETABLE SECURITIES

                                          AMORTIZED    UNREALIZED    UNREALIZED
                                            COST       GROSS GAIN    GROSS LOSS    FAIR VALUE
                                          ---------    ----------    ----------    ----------
                                                            (IN THOUSANDS)
At December 31, 1997
  Municipal bonds.......................   $   824       $    1       $    (2)      $   823
  Corporate bonds.......................     2,459            4           (66)        2,397
  Common stock..........................    20,372        1,429        (1,030)       20,771
  Preferred stock.......................        47            7            --            54
                                           -------       ------       -------       -------
                                           $23,702       $1,441       $(1,098)      $24,045
                                           =======       ======       =======       =======
At December 31, 1996
  Municipal bonds.......................   $11,450       $   35       $  (132)      $11,353
  U.S. government and agency............       808            7            (5)          810
  Corporate bonds.......................     5,751           17           (58)        5,710
  Common stock..........................     5,365           18          (496)        4,887
  Preferred stock.......................        47            3            --            50
                                           -------       ------       -------       -------
                                           $23,421       $   80       $  (691)      $22,810
                                           =======       ======       =======       =======

     Scheduled maturities of marketable debt securities at December 31, 1997, are as follows:

                                              LESS THAN    ONE TO 5    FIVE TO     MORE THAN
                                               1 YEAR       YEARS      10 YEARS    10 YEARS
                                              ---------    --------    --------    ---------
                                                              (IN THOUSANDS)
Municipal bonds.............................   $   82       $  251       $ --        $491
Corporate bonds.............................    1,111        1,286         --          --
                                               ------       ------       ----        ----
                                               $1,193       $1,537       $ --        $491
                                               ======       ======       ====        ====

     For the year ended December 31, 1997, proceeds from sales of marketable securities approximated $19.6 million while realized gains totaled $2.6 million and realized losses totaled $86 thousand. For the year ended December 31, 1996, proceeds approximated $18.9 million while realized gains totaled $1.6 million and realized losses totaled $343 thousand.

 5. PROPERTY AND EQUIPMENT

                                                     DECEMBER 31,    DECEMBER 31,
                                                         1997            1996
                                                     ------------    ------------
                                                            (IN THOUSANDS)
Land and improvements..............................    $ 1,733         $ 1,220
Buildings and improvements.........................     13,040           9,084
Furniture and equipment............................     26,608          21,597
Capitalized equipment leases.......................      2,014           1,437
                                                       -------         -------
                                                        43,395          33,338
Less accumulated depreciation and amortization:
  Owned property...................................     17,502          14,188
  Capitalized equipment leases.....................        776             264
                                                       -------         -------
  Property and equipment, net......................    $25,117         $18,886
                                                       =======         =======

     The Company has entered a commitment to construct an additional facility in Papillion, Nebraska, near the existing Company's Ralston, Nebraska, location. The estimated cost of the project is $8 million and is

                         INFOUSA INC. AND SUBSIDIARIES
anticipated to be completed in mid 1998. The Company anticipates funding the project with cash flows from operations and a revolving credit facility.

     Under the terms of its capital lease agreements, the Company is required to pay ownership costs, including taxes, licenses and maintenance. The Company also leases office space under operating leases expiring at various dates through October 2007. Certain of these leases contain renewal options. Rent expense was $2.6 million, $952 thousand, and $593 thousand in the years ended December 31, 1997, 1996 and 1995, respectively.

     Following is a schedule of the future minimum lease payments as of December 31, 1997:

                                                           CAPITAL    OPERATING
                                                           -------    ---------
                                                              (IN THOUSANDS)
1998.....................................................  $  750      $2,541
1999.....................................................     245       1,972
2000.....................................................      70         710
2001.....................................................      --         362
2002.....................................................      --         167
                                                           ------      ------
Total future minimum lease payments......................   1,065      $5,752
                                                                       ======
Less amounts representing interest.......................      65
                                                           ------
Present value of net minimum lease payments..............  $1,000
                                                           ======

 6. INTANGIBLE ASSETS

                                                     DECEMBER 31,    DECEMBER 31,
                                                         1997            1996
                                                     ------------    ------------
                                                            (IN THOUSANDS)
Goodwill...........................................    $44,598         $19,093
Noncompete agreements..............................      6,925              --
Core technology....................................      1,100              --
Customer base......................................      1,100              --
Trade name.........................................      3,700              --
Purchased data processing software.................      9,400              --
Acquired database costs............................     19,000              --
Perpetual software license agreement...............      8,000              --
Software development costs.........................      1,865           1,955
Consumer database costs............................      3,892             494
Other deferred costs...............................      1,662              --
                                                       -------         -------
                                                       101,242          21,542
Less accumulated amortization......................     27,501           4,132
                                                       -------         -------
                                                       $73,741         $17,410
                                                       =======         =======

                         INFOUSA INC. AND SUBSIDIARIES

 7. FINANCING ARRANGEMENTS

     Long-term debt consisted of the following:

                                                             DECEMBER 31,    DECEMBER 31,
                                                                 1997            1996
                                                             ------------    ------------
                                                                    (IN THOUSANDS)
Uncollateralized bank revolving line of credit, provides
  for maximum borrowings of $100 million at December 31,
  1997. Facility provides for borrowings with interest at
  bank's base rate or LIBOR plus 0.375% - 0.625%, based on
  the Company's funded debt ratio. The rate in effect at
  December 31, 1997 was 6.5%. Principal is due February
  2000. Effective July 1997, the Company entered into an
  interest rate swap whereby $30 million of outstanding
  credit bears a fixed interest rate of 6.74%. The interest
  rate swap terminates in July 1999. Interest is payable at
  the earliest of the end of each applicable interest
  period or quarterly......................................    $78,000          $   --
Uncollateralized bank revolving line of credit, provides
  for maximum borrowings of $5 million. Facility provides
  for borrowings with interest at bank's LIBOR plus 2.150%
  The rate in effect at December 31, 1997 was 8.43%.
  Principal is due January 2000. Interest is payable
  monthly..................................................      3,000              --
Bank note assumed in acquisition, repaid in January 1997...         --             225
Computer lease obligations (See Note 5)....................      1,000             910
                                                               -------          ------
                                                                82,000           1,135
Less current portion.......................................        716             708
                                                               -------          ------
Long-term debt.............................................    $81,284          $  427
                                                               =======          ======

     Future maturities by calendar year of long-term debt as of December 31, 1997 are as follows (in thousands):

1998...............................................  $   716
1999...............................................  $   210
2000...............................................  $81,074

     The Company is subject to certain financial covenants of the $100.0 million revolving credit facility, including maximum funded debt ratio, minimum interest coverage ratio, and minimum tangible net worth tests. Additionally, the Company is required to pay an annual commitment fee on the average unused amount of the facility, ranging from 0.15% - 0.25% based on the Company's funded debt ratio.

     Interest rate swap agreements are used by the Company to reduce the potential impact of increases in interest rates on floating-rate long-term debt. At December 31, 1997, the Company was a party to one interest rate swap agreement which expires in July 1999. The agreement entitles the Company to receive from counterparties on a monthly basis the amounts, if any, by which the Company's interest payments on $30 million of outstanding debt of its $100 million revolving line of credit due in February 2000 exceed 6.74%, and to pay to counterparties on a monthly basis the amounts, if any, by which the Company's interest payments on $30 million of outstanding debt of its $100 million revolving line of credit are less than 6.74%.

     The Company has not declared or paid any cash dividends on its capital stock. Pursuant to certain financing arrangements, the Company has agreed not to pay cash dividends in any four quarter period in excess of the lesser of $5,000,000 or 25% of net income for such four quarter period.

                         INFOUSA INC. AND SUBSIDIARIES

  8. INCOME TAXES

     The provision for income taxes on continuing operations consists of the following:

                                                    FOR THE YEARS ENDED
                                        --------------------------------------------
                                        DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                            1997            1996            1995
                                        ------------    ------------    ------------
                                                       (IN THOUSANDS)
Current:
  Federal.............................     $9,163          $8,782          $7,101
  State...............................        742             925             658
                                           ------          ------          ------
                                            9,905           9,707           7,759
                                           ------          ------          ------
Deferred:
  Federal.............................     (2,688)         (6,159)            615
  State...............................       (230)           (148)             47
                                           ------          ------          ------
                                           (2,918)         (6,307)            662
                                           ------          ------          ------
                                           $6,987          $3,400          $8,421
                                           ======          ======          ======

     Loss on discontinued operations and abandonment of subsidiary is presented net of income tax benefits of $1.1 million in 1996 and $1.3 million in 1995.

     The effective income tax rate varied from the federal statutory rate as follows:

                                                    FOR THE YEARS ENDED
                                        --------------------------------------------
                                        DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                            1997            1996            1995
                                        ------------    ------------    ------------
                                                       (IN THOUSANDS)
Tax provision computed at statutory
  rate of 35%.........................    $(11,490)        $3,131          $7,959
State taxes, net......................         424            530             401
Amortization of nondeductible
  intangibles.........................         637             29              --
In-process research and development...      17,220             --              --
Nondeductible expense, nontaxable
  income and other....................         196           (290)             61
                                          --------         ------          ------
                                          $  6,987         $3,400          $8,421
                                          ========         ======          ======

                         INFOUSA INC. AND SUBSIDIARIES

     The components of the net deferred tax asset (liability) were as follows:

                                                     DECEMBER 31,    DECEMBER 31,
                                                         1997            1996
                                                     ------------    ------------
                                                            (IN THOUSANDS)
Deferred tax assets:
  Marketable securities............................    $    --         $   232
  Intangible assets................................      2,242           5,758
  Accrued vacation.................................        399             291
  Accrued expenses.................................         --             369
  Accounts receivable..............................         --             317
  Other assets.....................................        521             521
                                                       -------         -------
                                                         3,162           7,488
                                                       -------         -------
Deferred tax liabilities:
  Accounts receivable..............................     (2,876)             --
  Marketable securities............................       (130)             --
  Depreciation.....................................     (1,126)           (824)
  Prepaid expenses and other.......................     (2,390)         (1,788)
                                                       -------         -------
                                                        (6,522)         (2,612)
                                                       -------         -------
Net deferred tax asset (liability).................    $(3,360)        $ 4,876
                                                       =======         =======

 9. STOCK INCENTIVES

     As of December 31, 1997, a total of 5.0 million shares of the Company's Class A Common Stock and 5.0 million shares of the Company's Class B Common Stock have been reserved for issuance to officers, key employees and non-employee directors under the Company's 1992 Stock Option Plan. In addition, as of December 31, 1997, a total of 2.0 million shares of the Company's Class A Common Stock have been reserved for issuance to officers, key employees and non-employee directors under the Company's 1997 Class A Common Stock Option Plan.

     Options are generally granted at the stock's fair market value on the date of grant, vest generally over a four or five year period and expire five or six years, respectively, from date of grant. Options issued to shareholders holding 10% or more of the Company's stock are generally issued at 110% of the stock's fair market value on the date of grant and vest over periods ranging from five to six years with early vesting if certain financial goals are met. Certain options issued to directors at the stock's fair market value vested immediately and expire five years from grant date. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards issued in or

                         INFOUSA INC. AND SUBSIDIARIES
subsequent to 1995 consistent with the provisions of SFAS No. 123, the Company's net income (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below:

                                                DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                    1997            1996            1995
                                                ------------    ------------    ------------
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net income (loss) -- as reported..............    $(39,816)        $3,819         $12,001
Net income (loss) -- pro forma................    $(41,503)        $3,072         $11,779
Basic earnings (loss) per share -- as
  reported....................................    $  (0.82)        $ 0.09         $  0.29
Diluted earnings (loss) per share -- as
  reported....................................    $  (0.82)        $ 0.09         $  0.28
Basic earnings (loss) per share -- pro
  forma.......................................    $  (0.86)        $ 0.07         $  0.29
Diluted earnings (loss) per share -- pro
  forma.......................................    $  (0.86)        $ 0.07         $  0.28

     The above pro forma results are not likely to be representative of the effects on reported net income for future years since options vest over several years and additional awards generally are made each year.

     The fair value of the weighted average of each year's option grants is estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995: dividend yield of 0%; expected volatility of 19.16% (1997) and 15.52% (1996 and 1995); risk free interest rate based on the U.S. Treasury strip yield at the date of grant; and expected lives of 4.0 to 6.0 years.

     During 1995, the Company agreed to repurchase, at fair market value, 583,750 shares of common stock from a former officer of the Company for $3.1 million. The charge of $3.1 million is reflected as selling, general and administrative expense in the accompanying 1995 consolidated statement of operations. The actual shares were repurchased and retired in 1996. The following information has been restated to reflect the stock dividend (See Note
17). Each option to purchase shares of common stock outstanding prior to the Stock Dividend was converted into an option to purchase both, but not either, shares of Class A Common Stock and Class B Common Stock.

                                  DECEMBER 31, 1997     DECEMBER 31, 1996     DECEMBER 31, 1995
                                 -------------------    ------------------    ------------------
                                  WEIGHTED AVERAGE       WEIGHTED AVERAGE      WEIGHTED AVERAGE
                                      EXERCISE               EXERCISE              EXERCISE
                                 -------------------    ------------------    ------------------
                                  SHARES      PRICE      SHARES      PRICE     SHARES      PRICE
                                 ---------    ------    ---------    -----    ---------    -----
Outstanding beginning of
  period.......................  5,203,800    $ 7.58    2,913,750    $5.49    2,188,500    $4.33
Granted........................  2,799,250     11.81    3,964,000     8.19      996,000     7.69
Exercised......................   (357,250)     5.87     (705,950)    4.32     (188,250)    4.18
Forfeited/Expired..............   (167,750)     8.95     (968,000)    6.00      (82,500)    4.22
                                 ---------    ------    ---------    -----    ---------    -----
Outstanding end of period......  7,478,050    $ 9.22    5,203,800    $7.58    2,913,750    $5.49
                                 =========    ======    =========    =====    =========    =====
Options exercisable at end of
  period.......................  1,344,550    $ 7.10      585,050    $5.53      757,500    $5.49
                                 =========    ======    =========    =====    =========    =====
Shares available for options
  that may be granted..........  1,660,000              2,796,200               886,250
                                 =========              =========             =========
Weighted-average grant date
  fair value of options,
  granted during the
  period -- exercise price
  equals stock market price at
  grant........................               $ 3.30                 $2.00                 $1.91
                                              ======                 =====                 =====
Weighted-average grant date
  fair value of options granted
  during the period -- exercise
  price exceeds stock market
  price at grant...............                                      $2.10
                                                                     =====

                         INFOUSA INC. AND SUBSIDIARIES

     The following table summarizes information about stock options outstanding at December 31, 1997:

                                            OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
                                  ------------------------------------------------------------------------
                                                  WEIGHTED-
                                                   AVERAGE      WEIGHTED-
                                                  REMAINING      AVERAGE                      WEIGHTED-
                                    NUMBER       CONTRACTUAL    EXERCISE       NUMBER          AVERAGE
    RANGE OF EXERCISE PRICES      OUTSTANDING       LIFE          PRICE      EXERCISABLE    EXERCISE PRICE
    ------------------------      -----------    -----------    ---------    -----------    --------------
$3.80 to $4.09..................      78,250      0.3 years      $ 3.90          78,250         $ 3.90
$4.10 to $5.45..................     353,800      1.5 years        4.51         247,300           4.50
$5.46 to $6.82..................     691,500      2.9 years        6.21         247,500           6.06
$6.83 to $8.18..................     787,500      3.4 years        7.46         172,500           7.54
$8.19 to $9.54..................   2,901,000      3.6 years        8.67         557,000           8.73
$9.55 to $10.90.................     324,000      4.2 years       10.40              --             --
$10.91 to $12.27................   1,142,000      4.4 years       11.14          42,000          11.06
$12.28 to $13.63................   1,200,000      4.7 years       13.00              --             --
                                   ---------      ---------      ------       ---------         ------
$3.80 to $13.63.................   7,478,050      3.7 years      $ 9.22       1,344,550         $ 7.10
                                   =========      =========      ======       =========         ======

10. SAVINGS PLAN

     Employees who meet certain eligibility requirements can participate in the Company's 401(k) Savings and Investment Plan. Under the plan, the Company may, at its discretion, match a percentage of the employee contributions. The Company recorded expenses related to its matching contributions of $782 thousand, $115 thousand and $80 thousand in the years ended December 31, 1997, 1996 and 1995, respectively.

11. RELATED PARTY TRANSACTIONS

     Included in other assets at December 31, 1997 and December 31, 1996, are investments of $71 thousand and $571 thousand, respectively, in companies that were partially owned by certain members of the Board of Directors of the Company at the time the investments were made. At December 31, 1997, the remaining investment included $71 thousand in IDE Corporation. The Company owns less than 10% of either company and accounts for these investments on the cost method.

     The Company paid $364 thousand, $48 thousand, and $148 thousand in 1997, 1996 and 1995, respectively, to Annapurna Corporation for consulting services and related expenses in connection with acquisition activity conducted by the Company. Annapurna Corporation is 100% owned by a significant stockholder. The Company also paid $145 thousand, $156 thousand, and $0 in the years ended December 31, 1997, 1996 and 1995, respectively, to a Director of the Company for consulting services in connection with acquisition activity conducted by the Company.

     The Company utilizes a law firm, of which one Partner is a member of the Board of Director. Legal fees paid to the law firm totaled $146 thousand, $91 thousand, and $115 thousand in the years ended December 31, 1997, 1996 and 1995, respectively.

12. DISCONTINUED OPERATIONS

     On June 1, 1995, the Company transferred substantially all of the assets and liabilities of its wholly-owned subsidiary, American Business Communications, Inc. ("ABC") to a wholly-owned subsidiary of Baker University. The Company received $3.0 million in the form of a 7.52% non-recourse promissory note, due in equal monthly installments through 2005. ABC recorded net sales of $6.7 million and $2.9 million during 1994 and 1995, respectively.

                         INFOUSA INC. AND SUBSIDIARIES

     During 1996, Baker University defaulted on the note and the Company abandoned any remaining net assets of the business. As a result, the Company recorded a loss from abandonment of subsidiary of $1.4 million, net of tax.

13. SUPPLEMENTAL CASH FLOW INFORMATION

     The Company made certain acquisitions in 1997 and 1996 (See Note 3) and assumed liabilities as follows:

                                                    1997       1996
                                                  --------    -------
                                                    (IN THOUSANDS)
Fair value of assets............................  $134,555    $28,107
Cash paid.......................................   (84,224)    (6,484)
Promissory note issued..........................        --     (7,925)
Common stock issued.............................   (29,178)    (9,382)
                                                  --------    -------
Liabilities assumed.............................  $ 21,153    $ 4,316
                                                  ========    =======

     In conjunction with the transfer of ABC in 1995, approximately $6.8 million of assets, less liabilities of $1.0 million, were exchanged for a $3.0 million note receivable. As a result, the Company recognized an impairment of $1.8 million net of tax benefits, which is included in loss on discontinued operations.

     During 1997, the Company acquired computer equipment totaling $577 thousand under a capital lease obligation (See Note 5).

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1997 and 1996. Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

     The carrying amounts shown in the following table are included in the consolidated balance sheets under the indicated captions.

                                             DECEMBER 31, 1997         DECEMBER 31, 1996
                                           ----------------------    ----------------------
                                           CARRYING                  CARRYING
                                            AMOUNT     FAIR VALUE     AMOUNT     FAIR VALUE
                                           --------    ----------    --------    ----------
Cash and cash equivalents................  $ 10,653     $ 10,653     $ 7,497      $ 7,497
  Marketable securities..................    23,833       24,045      23,421       22,810
  Other assets...........................     2,071        2,000         621          621
Financial liabilities
  Payable to shareholders................    (1,871)      (1,871)     (7,925)      (7,925)
  Long-term debt.........................   (81,284)     (81,284)       (427)        (427)
Derivatives
  Interest rate swap.....................        --          133          --           --

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

     Cash and cash equivalents and payable to shareholders. The carrying amounts approximate fair value because of the short maturity of those instruments.

                         INFOUSA INC. AND SUBSIDIARIES

     Marketable securities. The fair values of debt securities and equity investments are based on quoted market prices at the reporting date for those or similar investments.

     Other assets, including investments in other companies. Investments in companies not traded on organized exchanges are valued on the basis of comparisons with similar companies whose shares are publicly traded.

     Long-term debt. Given the short term nature of the revolving lines of credit as well as the variable rate of interest associated with $78.0 million of the outstanding debt at December 31, 1997, fair value approximates carrying value.

     Interest rate swap. The fair value of the interest rate swap was calculated based on discounted cash flows of the difference between the swap rate and the estimated market rate for similar terms.

15. CONTINGENCIES

     The Company and its subsidiaries are involved in legal proceedings, claims and litigation arising in the ordinary course of business. Management believes that any resulting liability should not materially affect the Company's financial position, results of operations, or cash flows.

16. ACQUISITION-RELATED CHARGES

     As part of the acquisition of DDA in August 1996 (See Note 3), the Company recorded acquisition-related charges for purchased in-process research and development costs totaling $10.0 million for write-offs in conjunction with the merger of DDA, which related to projects that had not met technological feasibility. Additionally in 1996, the Company recorded an acquisition-related charge totaling $11.5 million due to the change in estimated useful lives based on management's evaluation of the remaining lives of certain intangibles related to acquisitions prior to 1995.

     As part of the acquisition of DBA in February 1997 (See Note 3), the Company recorded acquisition-related charges totaling $51.8 million for write-offs in conjunction with the merger of DBA for purchased in-process research and development costs which related to projects that had not met technological feasibility ($49.2 million), as well as other related integration and organizational restructuring costs ($2.6 million).

     As part of the acquisition of Pro CD in August 1997 (See Note 3), the Company recorded acquisition-related charges totaling $4.3 million for write-offs in conjunction with the merger of Pro CD for purchased in-process research and development costs which related to projects that had not met technological feasibility.

17. STOCK RECLASSIFICATION AND STOCK DIVIDEND AND STOCKHOLDERS RIGHTS PLANS

     On October 3, 1997, the Company's Board of Directors and shareholders approved the reclassification of the existing common stock as Class B Common Stock and authorized 220,000,000 shares of a new Class A Common Stock. The Board also declared a two-for-one stock split, effected in the form of a stock dividend of one share of Class A Common Stock for each share of Class B Common Stock then outstanding. Accordingly all share and per share information has been restated to reflect the stock split. Each share of Class A Common Stock entitles the holder to one vote and a non-cumulative dividend of $0.02 per year, when and as declared by the Board of Directors in preference to any dividend on Class B Common Stock. Each share of Class B Common Stock entitles the holder to ten votes.

     On October 3, 1997, the Company adopted a stockholder rights plan with respect to its Class A Common Stock and adopted certain changes to the plan it had adopted on July 21, 1997 with respect to its Class B Common Stock, under which the Board declared a dividend distribution of one Preferred Stock purchase right to holders of each share of Class A Common Stock and Class B Common Stock. The rights are not exercisable until ten days after a person or group announces the acquisition of 15% or more of the Company's

                         INFOUSA INC. AND SUBSIDIARIES
voting stock or announces a tender offer for 15% or more of the Company's outstanding common stock. Each right entitles the holder to purchase common stock at one half the stock's market value. The rights are redeemable at the Company's option for $0.001 per Right at any time on or prior to public announcement that a person has acquired 15% or more of the Company's voting stock. The rights are automatically attached to and trade with each share of Common Stock.

18. SUBSEQUENT EVENTS

     Effective March 1998, the Company acquired certain assets and assumed certain liabilities of Walter Karl, Inc., a national direct marketing service firm that provides list management, list brokerage, database marketing and direct marketing services to a wide array of customers. Total consideration for the acquisition was approximately $19 million. The acquisition has been accounted for under the purchase method of accounting. Substantially all of the purchase price was allocated to goodwill.

     On March 17, 1998, the Company filed suit in Delaware court to enjoin a merger agreement whereby Great Universal Stores, PLC ("GUS") would acquire Metromail Corporation ("Metromail") for $31.50 per share. On March 20, 1998, GUS filed a counterclaim against the Company alleging, among other things, that infoUSA tortiously interfered with the Merger Agreement and GUS's prospective business relations with Metromail. The Counterclaim also alleges that the Company breached a confidentiality agreement entered into by the Company with Metromail's financial advisor and of which GUS is a third party beneficiary. As relief, the GUS claim seeks, among other things, injunctive relief and actual, punitive and other damages in an amount to be determined at trial, estimated by GUS to exceed $500 million, plus fees and expenses. On March 27, 1998, the Delaware Chancery Court denied the Company's motion for a preliminary injunction to block the GUS Merger Agreement. The Company does not believe that the GUS counterclaim has merit and will vigorously defend the suit, however there can be no assurance that this matter will be resolved without a material adverse affect on the Company's financial condition. On March 30, 1998, the Metromail Board of Directors accepted a proposal to be acquired by GUS for $34.50 per share.

------------------------------------------------------
------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY EXCHANGE OF EXISTING NOTES FOR NEW NOTES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Summary...............................    1
Risk Factors..........................   10
The Exchange Offer....................   17
Use of Proceeds.......................   25
Capitalization........................   26
Selected Consolidated Financial
  Data................................   27
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   29
Business..............................   37
Management............................   45
Principal Stockholders................   47
Certain Transactions..................   49
Description of Notes..................   50
Federal Income Tax Considerations.....   76
Plan of Distribution..................   79
Legal Matters.........................   79
Experts...............................   79
Index to Consolidated Financial
  Statements..........................  F-1

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                            ------------------------
                                   PROSPECTUS
                            ------------------------

                                  $115,000,000

                                 [INFOUSA LOGO]
                        9 1/2% SENIOR SUBORDINATED NOTES
                                    DUE 2008
                                EXCHANGE AGENT:
                             STATE STREET BANK AND
                                TRUST COMPANY OF
                                CALIFORNIA, N.A.
                             2 INTERNATIONAL PLACE
                                   4TH FLOOR
                                BOSTON, MA 02110
                              ATTN: KELLIE MULLEN,
                           CORPORATE TRUST DEPARTMENT
                               TEL: 617-664-5587
                               FAX: 617-664-5290
                               DECEMBER 17, 1998

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